COLT Telecom Group plc

Annual Report 2003

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Table of Contents

Chairman's Overview 4
President and CEO's Review 6
COLT Network 8
COLT Products and Services 10
Customer Case Studies 12
COLT Service Partners 16
Financial Review 18
The Board of Directors 24
Report of the Board of Directors 26
Corporate Governance Statement 36
Auditors' Report 44
Financial Statements 45
Selected Financial Information 85
Investor Information 89
COLT's European Offices 90

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                                        This is COLT

This is COLT

COLT is a leading pan-European provider of business communications services
whose success is underpinned by a local presence, market knowledge and
reputation for world class customer service.

COLT offers a comprehensive portfolio of end-to-end communication services,
including voice, data and hosting solutions.

COLT provides service directly to over 19,000 customers across its integrated
20,000 kilometre network connecting over 9,000 buildings in 32 major European
cities in 13 countries with additional points of presence around the world.

COLT's service standard is legendary. Through our commitment to world class
service we have established long and dynamic partnerships with our customers.

COLT is financially strong with (pound)1,166 million of revenue and (pound)163
million of EBITDA(1) in 2003 and cash and liquid resources of (pound)802
million. Healthy growth, a commitment to service and a strong financial position
make COLT a trusted partner with its customers, suppliers and shareholders.

COLT is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). More
information about COLT and our products and services can be found on the web at
www.colt.net.

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(1) EBITDA (earnings before interest, tax, depreciation, amortisation, foreign
exchange, infrastructure sales and exceptional items) is viewed by management as
an operating cash flow measure. Refer to Note 17 of the financial statements for
a reconciliation from EBITDA to net cash inflow (outflow) from operating
activities.

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A year of progress in a challenging environment

I commented in our 2002 Annual Report that we expected 2003 to be a challenging
year - and it was. The economic environment was tough, competition intense,
demand generally was weak and prices continued to decline.

Against this background, it is pleasing to be able to report a year of progress
and I believe COLT ended 2003 stronger in terms of financial performance, share
of market, reputation and organisational capability. Of course, much still needs
to be accomplished in 2004 and beyond if we are to meet the long term
expectations of our investors, customers and employees but we are moving in the
right direction.

The challenge we set ourselves in 2003, despite the poor industry environment,
was to grow revenues, lower costs, reduce capital expenditure, and improve
margins and EBITDA. Significant progress was made on all fronts.

Revenue Growth

Revenue growth was difficult in 2003. Whilst the headline figures show revenue
growing by 14% to (pound)1,166 million, the growth on a constant currency basis
was only 6%. We did see, however, an accelerating trend in revenue growth in
constant currency terms from 3% in the first quarter to 8% in the fourth
quarter, compared to the equivalent quarters in 2002. One of our key goals for
2004 will be both to accelerate revenue growth and improve the mix.

Costs

One of the main challenges for COLT in 2003 was to continue to grow and develop
the business but at the same time to reduce costs and improve efficiency.
Significant progress was made with headcount falling by 811 to 4,044 at year
end, the disposal of approximately 55,000 sqm of real estate and the
consolidation of our Network Operating Centres from 10 to one plus a backup.
Going forward, we will need to continue to drive costs down to ensure that we
can compete cost effectively in what we anticipate to be a continuing
competitive landscape. Accordingly, moving some of our support functions to
India is likely to become an important determinant of our cost structure in the
years ahead.

Margin Improvement

The strengthening of our product range to incorporate more higher margin
value-added services, combined with our tight cost control, resulted in gross
margin

[GRAPHIC OMITTED: Graphic which states the following:
"2004 will not be short of challenges, but the strength of our management team,
financial position, and product and service quality give me confidence that we
should be able to deliver another year of progress." Barry Bateman, Chairman]

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Chairman's Overview

before depreciation and exceptional items improving from 30.5% in 2002 to 34.2%
in 2003, whilst EBITDA, before exceptional items, grew by 128% to (pound)163
million.

Capital Expenditure

We anticipated a significant reduction in capital expenditure in 2003 and tight
financial controls enabled us to reduce capital expenditure from (pound)412
million in 2002 to (pound)141 million.

Cash Flow

Reflecting our improved margins, rigorous management of working capital and
reduced capital expenditure, free cash outflow reduced from (pound)300 million
in 2002 to (pound)30 million in 2003. I believe we are well on track to become
free cash flow positive on a sustainable basis during 2005.

We took advantage of our improved financial position to purchase and redeem some
of our bonds for a cash consideration of (pound)144 million and we ended the
year with cash and liquid resources of (pound)802 million.

The progress we made during 2003 could not have been achieved without the hard
work, enthusiasm and dedication of Steve Akin, his management team and our
employees and my thanks go to all of them.

Corporate Governance

There has been much debate recently over the role and structure of Boards and
what constitutes good governance. As a Board of Directors we never lose sight of
the fact that our primary responsibility is to preserve, protect and enhance the
value of COLT on behalf of our shareholders. The COLT Board consists
predominantly of non executive Directors with diverse geographic and business
backgrounds, with a wealth of differing and valuable experience, who bring
insight, integrity and independence of thought to the decision making process.
We have a common goal, to do what is in the best interest of all our
shareholders.

We have expanded our Board during the year through the addition of Hans
Eggerstedt and Andreas Barth. We are already benefiting from the contribution
that their wide business experience brings. Mark Jenkins, our Company Secretary,
resigned from the Board with effect from 29 February 2004 to take up a new
appointment. On behalf of the Board, I thank Mark for his contribution to COLT's
development and success and wish him well for the future.

Outlook

2004 is likely to be another challenging year. Whatever the business
environment, revenue growth will be one of our key priorities. We need to
develop further the effectiveness of our sales operations, improve our product
mix, exploit more fully the potential for our IP VPN and VoIP services and
enhance our solutions selling capabilities. Our potential for expansion is

substantial.

We also need to see further improvements in our cost structure, margins and
EBITDA if we are to meet the financial goals we have set ourselves. 2004 will
not be short of challenges, but the strength of our management team, financial
position, and product and service quality give me confidence that we should be
able to deliver another year of progress.

[GRAPHIC OMITTED: Photo of Barry Bateman, Chairman]

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Our strategy for Growth

At the beginning of 2003 I set out a number of strategic imperatives around
which we aimed to build our future success. I'll use this opportunity to
summarise the progress we have made in each of these areas.

Grow revenues, improve margins and achieve positive free cash flow during 2005
Our Chairman has already commented on the progress we have made in improving our
financial performance in a difficult market. Key to our ongoing success is our
ability to achieve scale and improve our sales of higher margin products to our
corporate customers and reduce the proportion of lower margin sales. We have
made good progress during 2003 in improving our revenue mix between corporate
and wholesale with revenues from corporate customers growing by 18% over 2002
and revenues from wholesale customers growing by 7%. Put simply, we are selling
more higher margin products into our more attractive markets than we did in the
prior year and this has contributed to the improvement in our EBITDAmargin from
7% to 14%.

Deliver added value products and services that effectively target specific
customer segments

COLT has built a reputation for excellent customer service. Building on this
legacy we have been further developing our product range and approach to the
market.

We have been putting a lot of time and effort into enhancing our product
portfolio. Our corporate voice product for example is a specially designed
solution providing multi-location customers across Europe with a means of
consolidating their voice communication needs into one simple package from COLT
- at competitive prices. IP VPN has been one of our fastest growth products over
the past year. We have some 700 IP VPN customers. We are now the number one
provider of IP VPN to SWIFT, the supplier of secure messaging services to the
financial services industry, in Europe. With MPLS throughout our network this
enables us to offer very high levels of quality and reliability and we are now
providing service to approaching 70% of SWIFT's customer sites in 13 countries.
We have also expanded, and are expanding further, our range of pan-European
Ethernet services. We have plans in place to launch a range of voice over IP
products during 2004.

Build our multinational customer business via more focused multinational account
management

We have created a specialist sales team of over 40 people to focus solely on
serving the needs of our 135 multinational customers. The combination of our
network reach, our relationships with other telecom carriers around the world
and strengthened sales capability provides the opportunity to expand our share
of the multinational customer market.

Build on our capability for excellent customer service

Our emphasis on providing outstanding customer service continues to be a key
differentiator. I don't believe that any of our competitors can claim as strong
a track record in customer care. Our new Network Operating Centre in the UK has
quickly established itself as a centre of excellence and is at the heart of our

world class customer service capability. That our customers and the telecom
industry generally recognise our reputation for service excellence

[GRAPHIC OMITTED: Photo of Steve Akin, President and CEO]

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President and CEO's Review

has once again been recognised when for the third consecutive year COLT won the
World Communication Award for Best Customer Care.

Continue to leverage our local presence and market knowledge

Over the past year we have taken the opportunity to centralise a number of our
operations and support functions. However we have never lost sight of the fact
that our customers are local. We have kept in place our local management, sales
and customer service capability. It is only by having local people dealing with
customers locally that you truly understand your customers' needs and provide
the best possible service. The tight functional control of our behind the scenes
activities combined with service delivery at the local level enables us to
provide the best possible service and at the same time improve operating
efficiencies.

Optimise capital expenditure by exploiting existing assets and ensuring
incremental expenditure is success driven

COLT has a breadth and depth of network reach across Europe second to none. We
also have over 19,000 customers directly connected to our network and we
estimate on average that we still have less than 10% of the revenue potential
from those customers. We see this as a significant opportunity for us not only
to sell more to our existing customers but also to up-sell our range of higher
margin value added services. Such sales opportunities are less capital intensive
than generating growth from new customers only. That does not mean to say that
we are not winning new customers - far from it. What it does mean is that we are
giving more focus to achieving a greater part of our growth from our existing
customers and selling to second and third customers in multi-tenant buildings
already directly connected to our networks. Overall, our capital expenditure was
reduced from (pound)412 million in 2002 to (pound)141 million in 2003.

Achieve ongoing cost savings, operational efficiencies and improved service
levels

We have put in place an organisation structure and taken action to manage costs
in a way which reflects the reality of the markets in which we operate. We are
reinvesting much of those cost savings in improving our sales, marketing and
product development effectiveness in support of our longer term growth. That
said, it is not difficult to cut costs. What is difficult is to cut costs and at
the same time improve service and grow revenues. COLT has achieved all three
during 2003 - revenue growth, improved service and efficiency improvements. We
aim to achieve further improvements as we move through 2004.

Sustain and further develop a high performance work environment and culture

Ultimately it is people who make things happen, who win new orders, who deliver
customer service, who improve systems and processes. COLT people are a team of
individuals with a pan-European outlook combined with a local focus. We are
committed to keeping our people up to date and informed of our activities and
plans through our internal communications programmes. We have training and
development programmes in place to ensure that they have the necessary skills to
continue to grow as individuals as well as supporting the long term success of

COLT and we have compensation policies designed to reward success. In what has
been a tough year, our people are to be congratulated on the success they have
achieved.

Conclusion

We can be encouraged by what we achieved during 2003. We rose to the tough
challenges we set for ourselves, and the even tougher challenges of the market.
I am confident that COLT is moving in the right direction. As we move through
2004 we will continue to focus on the key imperatives set out above. In doing so
I believe we will continue to grow and be successful almost irrespective of the
challenges the market throws at us.

[GRAPHIC OMITTED: Graphic which states the following:
"The tight functional control of our behind the scenes activities combined with
service delivery at the local level enables us to provide the best possible
service and at the same time improve operating efficiencies." Steve Akin,
President and CEO]

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The COLT Network

COLT is a leading provider of business communication services.

We operate Metropolitan Area Networks in 32 European cities across 13 countries,
with a further 42 other network cities and 11 Internet Solution Centres.

With global connectivity, our fully owned and managed 20,000km network is one of
the most advanced communications infrastructures in the world.

[GRAPHIC OMITTED: Graphic which states the following: "With our local presence,
pan-European reach and comprehensive product portfolio it is no wonder that COLT
is increasingly regarded as Europe's Telco" Steve Akin, President and CEO]

[GRAPHIC OMITTED: Map of COLT network.]

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The COLT Network

[GRAPHIC OMITTED: Map of COLT network.]

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A portfolio of products and services to match our customers' needs

COLT provides the broadest and deepest range of network services across Europe.
From our extensive portfolio of products and services, our customer teams design
the solution that best matches our customers' current needs while supporting
their future plans for growth.

COLT's wide range of technologically advanced products is made up of four core
categories: Voice Services, Bandwidth Services, Data Centre Solutions and
Managed Data Services.

Voice Services

COLT offers a full range of voice services with built-in quality, technical
excellence and cost effectiveness. Our customers benefit from outstanding
resilience for national and international call traffic, value added features,
proven performance and award-winning customer service. Voice services range from
cost effective direct or indirect switched telephony service to Intelligent
Network, designed to maximise the effectiveness of inbound and outbound call
plans. All voice services are underpinned by COLT's extensive pan-European
network.

Bandwidth Services

COLT's Metropolitan Area Networks deliver high capacity, high speed bandwidth
services to Europe's major business centres. These are interconnected via our
pan-European fibre optic network delivering high quality reliable services -
including LAN-LAN Ethernet and high speed services - door to door.

COLT Products and Services

ATM/Frame Relay	Ethernet
Audio and Web Conferencing	High Speed Service
Co-location	Hosting
Corporate Voice	Internet Access
CPE Solutions	Intelligent Network

10

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                                    Products and Services

Data Centre Solutions

COLT offers managed and premium hosting services via a pan-European network of
11 Internet Solution Centres with over 55,000 square metres of hosting space.

COLT Data Centre Solutions teams specialise in the management of complex
infrastructures for hosting mission-critical applications.

Managed Data Services

COLT offers a broad portfolio of network-centric Managed Data Services to
business markets. With IP, ATM and Frame Relay-based products we are always able
to provide the most appropriate technology to satisfy our customers'
requirements. Our own engineers manage private and Internet-based services for
customers - either as components in a larger solution or as complete end-to-end
products. COLT services the needs of retail and wholesale markets, including
those requiring transit services across the globe.

[GRAPHIC OMITTED: Graphic which states the following:
"Everything is working flawlessly. COLT just knows how to settle things, that's
all there is to it." Jan-Willem Speckmann, ICT Manager, Regus]

IP Telephony   Storage
IP Transit   Streaming
IP VPN   Voice Telephony
LAN Connectivity   Voice over IP
Leased Lines   Wavelength

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COLT serves up an ace for Davis Cup

Fast and flexible delivery qualifies COLT to host the Davis Cup website for the
International Tennis Federation.

[GRAPHIC OMITTED: Graphic which states the following:
"We were looking for a high-profile, tier-one ISP that owned and managed its own
network and could guarantee a robust, reliable and scalable platform for our
unusually variable levels of website traffic. We found what we were looking for
in COLT." Mat Pemble, ICT Manager, ITF]

The world governing body of tennis

The International Tennis Federation (ITF) is the world governing body of tennis,
with 199 National Associations. The highlight of the ITF's annual calendar is
Davis Cup by BNP Paribas - the largest annual international team competition in
sport, which attracts entries from more than 140 nations.

Live scores and match reports

The ITF enables tennis fans around the world to keep up with the latest news
through the official Davis Cup website. www.daviscup.com provides live score
information, news on match events, the players and future competitions. It also
holds a wealth of historical data, drawing on the ITF's extensive in-house
tennis database - the world's largest, with results going back 100 years
containing details on some 18,000 players.

50 million hits in three days

The demands on the Davis Cup website are intense. Whilst most months
www.daviscup.com receives around one million page views, during the last Davis
Cup final, for example, the site received 50 million hits over three days, most
of which were people checking the live scoring service.

Year on year, the number of visitors to the site is also increasing - while the
total number of page views in 2001 was 74 million, this figure grew by 50 per
cent in 2002 with further significant growth in 2003.

Serving an international audience

It is essential that www.daviscup.com is available roundthe- clock. The site
serves a truly international audience and it is possible for eight concurrent
matches to be played across as many different time zones. Content must be
up-to-date and accessible at all times.

Expertise drives turn-round

Although content development and design is managed in-house at the ITF, the
federation wanted an external provider to manage all aspects of the hosting
hardware. The ITF was impressed with the knowledge of COLT's people during
initial requirements meetings. The calibre of COLT's technical team, for
example, enabled technical specifications to be drawn up within a month.

Accommodating huge traffic peaks

By designing and building a secure, fully resilient, hosted solution running on
a scalable Windows(R) 2000 infrastructure, COLT created a high-availability
system with high bandwidth connections able to cope with the enormous spikes in
traffic. The site gets 80 to 90

12

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Customer Case Studies

percent of its annual traffic - around 150 Gbytes of data - during an average
World Group weekend. Application-level usage is actively managed so that if the
demands of live scoring information become excessive, settings can be adjusted
in order that demand levels are met without affecting access to the core website
content.

[GRAPHIC OMITTED: Graphic which states the following:
"The ITF recognised early on that the Web is now the crucial third dimension
alongside TV coverage and newspaper reporting. With COLT's help, the ITF has now
secured its credentials as the top seed for tennis content provision." Bruce
Jones, Director of Managed Hosting Services COLT]

The service is delivered via two 100Mbps Internet connections running over
COLT's integrated 20,000 kilometre network that directly connects over 9,000
buildings in 32 major cities in 13 countries across Europe and beyond.

Setting real time standards

With live coverage of all World Group ties, the website has set a new standard
in the provision of real-time sports information - ranging from live scores and
statistics to journalist and photographic commentary. All content is dynamically
generated from distributed databases managed by a specially developed content
management system.

VPN for secure updating

COLT has provided secure VPN (Virtual Private Network) connection so that the
ITF and third party application developers can securely update content at any
time. VPN links also facilitate the transmission of live scoring and related
statistics direct from the umpire's chair at each tie, wherever in the world it
is. COLT has taken responsibility for database sizing and growth prediction in
order to ensure service levels are maintained - it's providing some 100 Gbytes
of storage, ensuring ample capacity for future growth.

Towards interactive content

COLT's stable website platform will enable the ITF to extend its web service by
introducing new, eye catching interactive content and personalised content
delivery, possibly including games, quizzes, competitions and SMS score updates
direct to mobile phones - even video streaming. The scope of the website will
also be broadened to cater for teams below the elite World Group level.

[GRAPHIC OMITTED: Davis Cup Website]

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[GRAPHIC OMITTED: Opodo logo]

Opodo takes off with COLT

COLT delivers a fully resilient, pan-European service with COLT IP VPN
Corporate.

World travel online

Opodo is an online service that provides travellers with unbiased access to
competitively priced world travel. The website provides access to flights from
over 400 airlines, 30,000 hotels, 7,000 car hire locations and travel insurance
worldwide. Opodo was created in 2001 and is owned by nine of Europe's leading
airlines - Aer Lingus, Air France, Alitalia, Austrian Airlines, British Airways,
Finnair, Iberia, KLM and Lufthansa, and Amadeus, a leading GDS and travel
technology provider. It currently offers its services through its three sites in
Germany, the UK and France and is visited by more than seven million people each
month.

A critical challenge

In 2002, Opodo was faced with a critical challenge. Its wide-area network (WAN)
service provider was in liquidation, and unless it could appoint a new supplier
to install and manage its European network, it wouldn't be able to deliver its
services to customers.

The situation was doubly critical because the website is Opodo's main channel to
market. Any downtime or failure of the website would have serious repercussions
on the business and the brand as a whole.

A rapid response

Opodo's first action was to request competitive tenders from a number of
European network providers. As a customer, Opodo expected rapid and reliable
delivery of a complex technical solution in a mission-critical environment. The
company was looking for speed of response, cost efficiency, technological
expertise and guaranteed speed of delivery.

[GRAPHIC OMITTED: Graphic which states the following:
"Our previous experience meant that we had to quickly appoint a new supplier in
this sector. COLT met all our requirements - their team ensured that focus was
maintained throughout this complex and challenging project and that we got the
results we needed when we needed them." George Henderson, IT Operations Manager,
Opodo]

COLT IP VPN Corporate
Opodo chose COLT because of COLT's strong pan-European presence, which enables
it to leverage strong existing relationships with local incumbent
telecommunications companies, thus supporting Opodo's aggressive delivery
requirements. Using high-bandwidth technology, IP VPNs provide organisations
with a secure internal network that can connect offices, home workers, suppliers
and customers around the globe at a fraction of the cost of leased lines. It's a
cost-effective alternative to building wide-area connectivity.

14

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                              Customer Case Studies

Full resilience, complete reliability

COLT's solution involved installing two circuits - each linked to a different
point of presence (PoP) server - into every Opodo site. With this set-up it
would deliver full resilience and eliminate the reliability problems that Opodo
had suffered in the past.

[GRAPHIC OMITTED: Graphic which states the following:
"We were able to prove to Opodo that COLT IP Corporate could exceed their
expectations. Our technical team was there when they wanted it and pulled out
all the stops so that we could deliver on time." Daryl Szebesta, Director of
Data Services Outsourcing, COLT]

This was underpinned by COLT's owned and managed 20,000 kilometre network, which
directly connects over 9,000 buildings in 32 major cities in 13 countries. This
resource means that, unlike the majority of solutions providers, COLT doesn't
have to rely upon third parties to install or maintain the physical network, nor
does it have to spend time procuring and installing new cable because it already
owns circuits across Europe.

In instances where the solution did require third-party involvement, COLT was
able to leverage its existing relationships with European telecommunications
providers in order to get their input without delay.

COLT's status as a network owner also means that Opodo is able to expand its
network more seamlessly enabling it to open new offices more quickly and
increase the bandwidth of the services it provides.

A two-phase project

The COLT solution was planned in two phases. The first was to get operational
with a single circuit linking Opodo's locations throughout Europe so that the
Opodo website remained operational whatever happened to the company's incumbent
solutions-provider. COLT completed phase one in just six weeks.

Phase two of the project, which again took just six weeks, involved doubling up
across the entire network in order to provide full resilience from a completely
redundant circuit whilst at the same time installing higher-bandwidth services.

Delivering expansion ahead of schedule
COLT IP VPN Corporate is delivering on its promises to Opodo. The reliability of
service is excellent and has also proved to be easily expandible. Opodo has
opened two new offices while using COLT services - both of which were connected
and up and running ahead of schedule.

[GRAPHIC OMITTED: Opodo Website]

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Stronger Through Partnership

COLT works closely with key partners to deliver integrated systems and
comprehensive business solutions. These business partnerships benefit our
customers immensely - from a single point of contact for access to
industry-leading applications and developments to the ability to offer
competitive pricing. We are proud that the best names in the industry choose to
partner with COLT.

Cisco Systems

Cisco Systems, Inc. is the worldwide leader in networking for the Internet.
Cisco's Internet Protocol based (IP) networking solutions are the foundation of
the Internet and most corporate, education, and government networks around the
world. COLT and Cisco work together to deliver a full range of IP services to
business across Europe, combining Cisco's market leading technology with COLT's
flexibility and quality services.

Hewlett-Packard

HP is the leading global provider of products, technologies, solutions and
services to consumers and business. COLT and HP work together to deliver
integrated solutions to European business customers, using HP's innovative
products and services and COLT's high quality, flexible services.

Microsoft

Microsoft is the worldwide leader in software, services and Internet
technologies for personal and business computing. COLT is a Hosted Messaging and
Collaboration accredited partner.

<PAGE>
                                    COLT Service Partners

Nortel Networks

Nortel Networks is the preferred supplier of network equipment for COLT's High
Speed Service optical solutions. Using COLT's extensive backbone and Nortel
Networks optical products, COLT is able to offer world class storage, business
continuity, managed wavelength and optical Ethernet solutions.

Nortel Networks has designated COLT a Gold Solutions Partner, one of its premier
partnership accreditations, recognised industry-wide.

Oracle

Oracle is the world's largest enterprise software company, providing enterprise
software to the world's largest and most successful businesses. COLT provides
infrastructure support for Oracle in Europe and has been selected as an Approved
Network Provider (ANP) and authorised Hosting Service Provider (HSP).

Sun Microsystems

Sun's singular vision - The Network Is The Computer(TM) - has propelled Sun
Microsystems, Inc. to its position as a leading provider of industrial-strength
hardware, software and services that make the Network. COLT's Internet Solution
Centres are SunTone(TM) accredited, which recognises our outstanding quality of
service and provides official proof of the high quality, reliability,
scalability and security of our outsourced products and services.

[GRAPHIC OMITTED: Graphic which states the following:
"COLT's 'Gold Solutions Partnership' accreditation illustrates the company's
ability to provide a high-quality service to its customers." Steve Pusey
President, EMEA Nortel Networks Europe]

COLT partners with:

[GRAPHIC OMITTED: Logos of Cisco Systems, Hewlett-Packard, Microsoft, Nortel
Networks, Oracle and Sun Microsystems]

                                        17

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Continued growth in a tough environment

OVERVIEW

COLT'S key financial objectives are to grow profitable revenues, to tightly
manage operating costs and to improve control of capital expenditure. In 2003 we
made good progress in each of these areas which drove significant improvements
in both operating margins and in cash flow.

Turnover increased by 14% to (pound)1,166.3 million, gross margin before
depreciation and exceptional items improved from 30.5% to 34.2%, EBITDAmargin
doubled from 7% to 14%, free cash outflow reduced from (pound)300.0 million to
(pound)30.4 million and capital expenditure was (pound)141.0 million compared
with (pound)412.1 million in 2002.

[GRAPHIC OMITTED: Photo of Marina Wyatt, Chief Financial Officer]

Our growth has been underpinned by a conservative balance sheet. COLT has
(pound)802.4 million of cash and liquid resources and a relatively low cost of
debt of 6.2%.

Key Financial Data(1)	Twelve months ended 31 December	
	2002 (pound)'m	2003 (pound)'m
Turnover	1,027.2	1,166.3
Interconnect and network costs before exceptional items	(713.6)	(766.9)
Gross profit before depreciation and exceptional items	313.6	399.4
Gross profit before depreciation and exceptional items %	30.5%	34.2%
Network depreciation	(212.0)	(204.4)
Exceptional interconnect and network costs	(526.3)	--
Gross profit (loss)	(424.7)	195.0
Loss for the period (before exceptional items)	(236.1)	(134.7)
Loss for the period (after exceptional items)	(718.3)	(124.6)
EBITDA(2)	71.5	163.4

----
(1) The full UK GAAP results are presented under "Group Profit and Loss Account"
on page 45.

(2) EBITDA (earnings before interest, tax, depreciation, amortisation, foreign
exchange, infrastructure sales and exceptional items) is viewed by management as

an operating cash flow measure. Refer to Note 17 of the financial statements for
a reconciliation from EBITDA to net cash inflow (outflow) from operating
activities.

With 72% of revenues denominated in Euros our turnover when stated in British
pounds benefited from the strength of the Euro. On a constant currency basis
turnover growth was 6%.

Gross profit before depreciation and exceptional items increased by 27% to
(pound)399.4 million reflecting the overall growth of the business, improved mix
and the benefits of our ongoing cost containment plans.

<PAGE>
                                    Financial Review

[GRAPHIC OMITTED: Graphic which states the following:
"COLT'S key financial objectives are to grow profitable revenues, to tightly
manage operating costs and to improve control of capital expenditure. In 2003 we
made good progress in each of these areas which drove significant improvements
in both operating margins and in cash flow. " Marina Wyatt, Chief Financial
Officer]

Tight cost control and back office scale efficiencies drove further significant
improvement in sales, general and administrative expenses (SG&A) as a percentage
of turnover which reduced from 24% in 2002 to 20% in 2003.

EBITDA improved by 128% to (pound)163.4 million, excluding exceptional items.

COLT continues to invest in growth. Capital expenditure in 2003 was (pound)141.0
million of which approximately 75% was directly associated with winning new
customers or selling more to existing customers. The balance was invested in our
underlying infrastructure and support systems in support of our continued drive
to further improve quality and efficiency.

A conservative balance sheet and a strong cash position have always been part of
COLT's strategy and have stood the Company well in the tough market conditions
of the past few years. At 31 December 2003 COLT had balances of cash and liquid
resources of (pound)802.4 million. COLT continued to take advantage of volatile
financial markets during 2003 and purchased (pound)31.4 million in Notes for
(pound)23.8 million. COLT also redeemed all of the outstanding U.S. dollar 12%
Senior Notes due 2006 for (pound)120.7 million, resulting in net interest
savings of approximately (pound)30 million from 2004 to 2006.

The overall financial health of COLT is of significant benefit in winning new
business and leaves the Company well positioned to make further progress during
2004 and beyond.

REVIEW OF OPERATIONS 2003 COMPARED TO 2002

Turnover

Turnover increased from (pound)1,027.2 million in 2002 to (pound)1,166.3 million
in 2003, an increase of (pound)139.1 million or 14%. Turnover also benefited
from the weakness of the British pound relative to the Euro. At constant
exchange rates turnover grew by 6%. The increase in turnover was driven by
continued demand for COLT's services from existing and new customers and new
service introductions. However, the rates of growth have been affected by weak
economic growth across Europe generally.

Turnover from corporate customers increased from (pound)584.8 million in 2002 to
(pound)692.7 million in 2003, an increase of 18%. Turnover from corporate
customers represented 59% of total turnover in 2003 compared with 57% in 2002.
Switched turnover from corporate customers in 2003 was (pound)337.0 million, an
increase of 14%. Non-switched and other turnover from corporate customers in
2003 was (pound)355.7 million, an increase of 23%.

Turnover from wholesale customers increased from (pound)442.5 million in 2002 to

(pound)473.6 million in 2003, an increase of 7% and represented 41% of total
turnover compared with 43% in 2002. Switched turnover from wholesale customers
in 2003 was (pound)365.7 million, an increase of 11%. Non-switched and other
turnover from wholesale customers in 2003 was (pound)108.0 million, a decrease
of 5%.

In 2003, 21.9 billion switched minutes were carried compared with 20.0 billion
in 2002. Average switched revenue per minute increased by 3% in 2003 over 2002.

<PAGE>
At 31 December 2003 COLT had 26.6 million voice grade equivalent private wires
in service, an increase of 30% compared to 31 December 2002. Growth in
non-switched services reflected the growth in demand for local, national and
international bandwidth services, partially offset by circuit cancellations, and
to a lesser extent, the disposal of COLT eCustomer Solutions France SAS
('Fitec') towards the end of the year. The growth in non-switched services also
reflects the growing success COLT is achieving in the provision of IP VPN
services.

Cost of Sales

Cost of sales, before exceptional items, increased from (pound)925.6 million in
2002 to (pound)971.4 million in 2003, an increase of (pound)45.8 million or 5%.

Interconnection and network costs, before exceptional items, increased from
(pound)713.6 million in 2002 to (pound)766.9 million in 2003 as a result of the
overall increase in business partially offset by ongoing cost containment
measures.

Network depreciation, before exceptional items, decreased from (pound)212.0
million in 2002 to (pound)204.4 million in 2003. The decrease was primarily
attributable to the impairment provisions recorded in September 2002, partially
offset by further investment in fixed assets to support the growth in demand for
services and new service developments.

In 2002, an exceptional charge of (pound)18.3 million was recognised for
severance provisions related to the staff reduction programmes announced in
February and September 2002 and an impairment charge of (pound)508.0 million was
recognised to ensure that the asset base remained aligned with the realities of
the market place. There were no exceptional charges in 2003.

Operating Expenses

Operating expenses, before exceptional items, decreased from (pound)292.0
million in 2002 to (pound)274.5 million in 2003.

Selling, general and administrative (SG&A) expenses, before exceptional items,
decreased from (pound)242.1 million in 2002 to (pound)235.9 million in 2003. The
reduction in 2003 reflected ongoing cost containment measures. SG&A before
exceptional items as a proportion of turnover was 20% in 2003 compared with 24%
in 2002.

Other depreciation and amortisation, before exceptional items, decreased from
(pound)49.9 million in 2002 to (pound)38.5 million in 2003. The reduction in
2003 reflected the effect of the impairment provisions recorded in September
2002 and other assets being fully depreciated, partially offset by increased
investment in customer service and support systems.

In 2002, an exceptional charge of(pound)18.9 million was recognised for
severance provisions related to the staff

[GRAPHIC OMITTED: Bar charts showing quarter to quarter growth of COLT's
revenues and customer base from 2000 through 2004 having the following data
points:

```
Revenue in millions of pounds

2000   Q1                         132,156
       Q2                         151,049
       Q3                         166,693
       Q4                         190,387
2001   Q1                         209,416
       Q2                         224,078
       Q3                         231,424
       Q4                         240,769
2002   Q1                         246,798
       Q2                         258,252
       Q3                         259,032
       Q4                         263,176
2003   Q1                         271,720
       Q2                         292,967
       Q3                         295,368
       Q4                         306,263


Customers

2000   Q1                           4,741
       Q2                           5,566
       Q3                           6,323
       Q4                           7,388
2001   Q1                           8,301
       Q2                           9,545
       Q3                          10,348
       Q4                          11,386
2002   Q1                          12,277
       Q2                          13,392
       Q3                          14,165
       Q4                          15,523
2003   Q1                          16,316
       Q2                          17,334
       Q3                          17,405
       Q4                          19,565]
```

20

<PAGE>

Financial Review

reduction programmes announced in February and September 2002 and an impairment charge of (pound)43.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place.

In December 2003 an exceptional profit of (pound)2.5 million was recognised on disposal of 'Fitec' and COLT Internet AB (Sweden Internet).

Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased from (pound)38.1 million in 2002 to (pound)26.7 million in 2003 due to reduced average balances of cash and investments in liquid resources and lower rates of interest during the period.

Interest payable and similar charges decreased from (pound)96.3 million in 2002 to (pound)88.3 million in 2003. The decrease was due primarily to a reduction in debt levels reflecting the purchase and redemption of some of the Company's outstanding notes during 2002 and 2003.

Interest payable and similar charges in 2003 included: (pound)34.4 million of interest and accretion on convertible debt; (pound)51.7 million of interest and accretion on non-convertible debt; and (pound)2.2 million of other interest and unwinding of discounts on provisions.

Gain on Purchase of Debt

Gains arising on the purchase of debt during 2003 amounted to (pound)7.6 million. Gains arising on the purchase of debt in 2002 were (pound)101.7 million.

Redemption of U.S. Dollar Senior Discount Notes

On 22 December 2003 all of the outstanding U.S. dollar 12% Senior Discount Notes due 2006 were redeemed at the principal amount of the Notes for a cash consideration of (pound)120.7 million.

Exchange Gain (Loss)

In 2003 there were exchange gains of (pound)6.4 million compared with exchange gains of (pound)12.4 million in 2002. These gains were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In 2002 there was an exceptional exchange gain of (pound)4.8 million from the unwinding of the forward foreign currency contracts previously held as a condition of the bank facility which COLT terminated in June 2002.

Tax on Loss on Ordinary Activities

In 2002 and 2003, COLT generated losses on ordinary activities of (pound)718.3 million and (pound)124.6 million, respectively and therefore did not incur a tax obligation.

[GRAPHIC OMITTED: Bar charts showing quarter to quarter growth of COLT's

private wire "voice grade equivalents" and switched minutes having the following
data points:

Private Wire VGE's in `000's

Q1	4,327
Q2	5,374
Q3	6,841
Q4	8,486
Q1	10,248
Q2	12,060
Q3	13,964
Q4	15,332
Q1	15,753
Q2	17,164
Q3	18,741
Q4	20,423
Q1	21,759
Q2	23,347
Q3	25,178
Q4	26,613

Switched minutes in Millions

2000	Q1	3,250
	Q2	3,948
	Q3	4,142
	Q4	4,418
2001	Q1	4,625
	Q2	5,038
	Q3	5,063
	Q4	5,522
2002	Q1	5,327
	Q2	5,118
	Q3	4,592
	Q4	5,003
2003	Q1	5,092
	Q2	5,245
	Q3	5,498
	Q4	6,062]

<PAGE>
LIQUIDITY AND CAPITAL RESOURCES

The costs associated with the construction and expansion of COLT's networks,
including development, installation and operating expenses have resulted in
cumulative negative cash flows. COLT does not expect to achieve sustainable
positive free cash flow until some time during 2005.

Net cash inflow from operating activities was (pound)139.3 million in 2002 and
(pound)147.9 million in 2003. Changes to cash flow from operations include the
effect of the timing of stage billings and payments with telecommunications
operators associated with the construction of the Company's inter-city network
and the effects of movements in provisions. Net cash outflow from returns on
investments and servicing of finance and from capital expenditure and financial
investment decreased from (pound)439.3 million in 2002 to (pound)178.3 million
in 2003.

Free cash flow, the sum of net cash inflow from operating activities less net
cash outflow from returns on investments and servicing of finance and from
capital expenditure and financial investment, improved from an outflow of
(pound)300.0 million in 2002 to an outflow of (pound)30.4 million in 2003.

The decrease in net cash outflow was primarily a result of reduced purchases of
tangible fixed assets, which decreased from (pound)412.1 million in 2002 to
(pound)141.0 million in 2003.

Net cash outflow from financing in 2002 was (pound)97.2 million compared with
(pound)142.8 million in 2003. The changes were primarily as a result of the
redemption of the U.S. dollar 12% Senior Discount Notes on 22 December 2003 for
(pound)120.7 million partially offset by reduced bond purchases, which decreased
from (pound)97.2 million in 2002 to (pound)23.8 million in 2003.

COLT had balances of cash and investments in liquid resources at 31 December
2003 of (pound)802.4 million compared with (pound)934.9 million at 31 December
2002.

TREASURY POLICY

The Company operates a centralised treasury function, the prime objective of
which is to optimise the return on the Company's cash balances and to manage the
working capital requirements of the Company. In addition to liquidity risks, the
principal financial risks to which the Group is exposed arise from volatility in
foreign currency exchange rates and interest rates. The Board regularly reviews
these risks and approves associated risk management policies, including treasury
strategy.

Liquidity Risk

The Company has financed its operations through a mixture of issued share
capital and long term convertible and non-convertible debt. The proceeds from
these issues are invested in marketable government securities or placed on short
term deposit prior to being invested in the Company's operating companies to
fund their operations. In addition to the financial instruments issued to
finance its operations, the Company holds other financial instruments in the
normal course of business such as trade debtors and trade creditors.

Other than as discussed below, the Company does not use, and has no current
intention to use, any other derivative financial instruments.

Foreign Currency Risk

The Company is exposed to fluctuations in foreign currencies as its revenues,
costs, assets and liabilities are, for the most part, denominated in local
currencies. To manage this exposure, the Company's strategy is to raise its
financing in a combination of British pounds and Euro denominated instruments to
the extent possible in proportion to its existing net investment and committed
capital expenditure in those currencies, offsetting currency differences arising
with similarly denominated borrowings.

In addition to the financing raised in British pounds and Euros, the Company
holds U.S. dollars as a result of issuing shares and senior discount notes in
the United States. The Company was exposed to currency fluctuations between
British pounds and the U.S. dollar on relative balances of outstanding senior
discount notes and U.S. dollar denominated cash and

22

<PAGE>
                                  Financial Review

liquid resources during 2003 but on 22 December 2003 redeemed all of the
outstanding U.S. dollar senior discount notes.

From time to time, the Company has entered into forward contracts to purchase
foreign currencies to fund a portion of the Company's capital expenditure in
those currencies. At 31 December 2003, no such contracts were outstanding.

Interest Rate Risk

The Company has managed risks associated with fluctuating interest rates by
raising debt at fixed rates. Furthermore, by raising some debt as convertible
debt, interest exposure on debt is further reduced. While fixed rate debt
removes the cash flow risks associated with changing interest rates it does
expose the Company to a level of market risk if rates alter significantly. As
interest is earned on cash deposits and liquid resources at variable as well as
fixed rates, changes in interest rates will have an impact on the amount of
interest income earned.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of
credit risk consist principally of accounts receivable and cash and investments
in liquid resources. Management believes the concentration of credit risk
associated with accounts receivable is minimised due to distribution over many
customers and different industries and risks associated with the Group's cash
are mitigated by the fact that these amounts are placed in what management
believes to be high quality financial institutions. The Group has not
experienced any losses to date on its deposited cash.

Sensitivity Analysis

As a result of the procedures the Company has implemented to manage foreign
currency exchange and interest rate risk as described above, a 10% change in the
value of British pounds relative to other currencies would lead to a
corresponding change in the fair value of its foreign currency denominated
financial instruments of approximately (pound)50.1 million. A 10% change in
interest rates across all maturities would lead to a corresponding change in the
Company's earnings of approximately (pound)6.2 million based on the interest
bearing assets and liabilities held during 2003.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

We will be required to use International Financial Reporting Standards (IFRS) to
prepare our 2005 Financial Statements. In preparation for this, we have formed a
project planning group which will meet on a regular basis and which will
coordinate the work required to meet the reporting deadline.

/s/ Marina Wyatt
Marina Wyatt
Chief Financial Officer

```
[GRAPHIC  OMITTED:  Graphic which states the following:
"Our growth has been underpinned by a conservative balance sheet. COLT
has(pound)802.4 million of cash and liquid resources and a relatively low cost
of debt of 6.2%. " Marina Wyatt, Chief Financial Officer]
```

<PAGE>
[GRAPHIC OMITTED: Photo of the Board of Directors]

Steve Akin - President and Chief Executive Officer

Mr. Akin (58) was appointed President & Chief Executive Officer of COLT on 25
July 2002. he served as President of Fidelity Capital. the emerging business
development arm of Fidelity Investments between January 1999 and July 2002 and
as a member of Fidelity's Operating Committee. From 1997 to 1999 he was
President of Fidelity Investments Systems Company in which position he served as
Chief Information Officer responsible for computer operations, global
telecommunications networks and enterprise-wide applications support and
development. Prior to joining Fidelity in 1992 as President of Fidelity Retail
Investor Services, Mr. Akin was President of Sprint Long Distance Consumer
Services Group. He also served as Senior Vice President of National Customer
Operations of Sprint. In 1987, Mr. Akin was Chief Operations Officer at United
Telephone Company Midwest Group. Previously, Mr. Akin served as Chief Operations
Officer at United Telephone of Indiana. He was appointed to the Board of
Directors of COLT on 23 July 2002.

Andreas Barth - Non Executive Director

Mr. Barth (59) is currently a senior advisor to General Atlantic Partners, a
private equity investment firm, Chairman of the board of BOG Management GmbH and
a member of the supervisory board of TDS Informationstechnologie AG. From 1991
to 1999 he was Senior Vice President and General Manager Europe, Middle East and
Africa with Compaq Computer Corporation and had previously held management
positions at Thomson-CSF, Texas Instruments and Ford. He was appointed to the
Board of Directors of COLT on 1 September 2003.

Barry Bateman - Chairman

Mr. Bateman (58) is Vice Chairman of Fidelity International Limited, having
served as President of Fidelity International Limited from 1991 until 2001. Mr.
Bateman joined Fidelity in 1981, initially as Marketing Director. From 1989 to
1991, he was Managing Director of Fidelity Investment Management Ltd and from
1986 to 1989 he served as Managing Director of Fidelity Investment Services Ltd.
Prior to joining Fidelity Mr. Bateman was Marketing Director at Datastream from
1975 until 1981 and prior to this served as Research Director at Hoare Govett
Ltd from 1972 until 1975. Mr. Bateman served as Chairman of AUTIF from 1991
until 1993 and is currently a Director of the Investment Management Association.
He was appointed to the Board of Directors of COLT on 27 September 1996 becoming
the non executive Chairman on 1 January 2003.

24

<PAGE>
COLT Telecom Group plc Board of Directors

Paul Chisholm - Non Executive Director

Mr. Chisholm (55) served as the President of COLT from 1995 and Chief Executive
Officer of COLT from 1996, until January 2001 when he resigned from his
executive position. He was appointed to the Board of Directors of COLT on 22
September 1996. He served as the first Managing Director of COLT
Telecommunications from its inception in 1992 until 1995. From 1988 until 1992,
he was the first Vice President and General Manager of Teleport Communications
Boston, Inc., one of the first competitive access providers in the U.S. From
1985 until 1988, Mr. Chisholm was the Vice President - Telecommunications of
Shawmut Bank in Boston. From 1974 until 1985, he was employed in various
management positions at New England Telephone & Telegraph Co. and AT&T Corp. He
served as the first Chairman of the Other Licensed Operators Group, a regulatory
reform group in the United Kingdom from 1993 to 1995. Mr. Chisholm is also a non
executive Director of Sycamore Networks Inc. and Netifice Communications Inc.
and Chief Executive Officer of Mindshift Inc.

James Curvey - Non Executive Director

Mr. Curvey (68) is a Director and Vice Chairman of FMR Corp. He was appointed to
the Board of Directors of COLT on 29 September 1996 and was non executive
Chairman between May 1999 and December 2002. Mr. Curvey joined Fidelity
Investments in June 1982, as Vice President, Human Resources, became Senior Vice
President for Administration in January 1983 and President of Fidelity Capital
in December 1986. He served as Chief Operating Officer of FMR from May 1997
until September 1998 and as President and Chief Operating Officer of FMR Corp.
from September 1998 until July 2000. Prior to joining Fidelity Investments, Mr.
Curvey was Vice President, Human Resources for Chase Manhattan Corp. in New
York. Before joining Chase Manhattan Corp. in 1976, Mr. Curvey served for six
years, as Director of Personnel for the Department of Housing and Urban
Development in Washington, D.C. Mr. Curvey is a Director of Geerlings & Wade, a
wine distribution company.

Vincenzo Damiani - Non Executive Director

Mr. Damiani (64) was until August 2002 Corporate Vice President, EDS Corporation
and a member of the EDS Executive Board for Europe, Middle East and Africa with
specific responsibility for the Mediterranean Region and Chairman of the Board
of EDS Italy. Before joining EDS in 1997, Mr. Damiani spent 29 years at IBM
where he held several management positions, including President of Marketing and
Services of IBM Europe, Middle East and Africa. Mr. Damiani was also a member of
the Executive European Committee and member of the Board of IBM Europe. In 1993
Mr. Damiani was appointed Corporate Vice President and President of Digital
Equipment Europe. Mr. Damiani is a non executive Director of Banca di Roma, and
is a member of its Executive Committee. Mr. Damiani is also a non executive
Director of Augeo Holding BV. He was appointed to the Board of Directors of COLT
on 23 July 2002.

Hans Eggerstedt - Non Executive Director

Mr. Eggerstedt (66) is a former Finance Director of Unilever, having retired from that position in 1999. Prior to being appointed Finance Director he held a range of management positions with Unilever and is currently a member of the Supervisory Board of Unilever Deutschland. Mr. Eggerstedt is also a member of the Advisory Council of the ING Group, a member of the Supervisory Board of Rodamco Europe and is a non executive Director of both Jeronimo Martins and bolero.net. He was appointed to the Board of Directors of COLT on 2 June 2003.

Robert Hawley (CBE) - Non Executive Director

Dr. Hawley (67) was Chief Executive of British Energy plc until 1997 and before that until 1995 he was Chief Executive of Nuclear Electric plc. He was the Chairman of Taylor Woodrow plc, until May 2003. He is a non executive Director of Rock Tron plc and Rutland Trust plc. Dr. Hawley is advisor to HSBC Investment Bank plc and is registered with the Securities and Futures Authority. He was Chairman of the Engineering Council and the Particle Physics and Astronomy Research Council and the CBI/UK Korea Economic Co-operation Council. He was appointed to the Board of Directors of COLT on 21 August 1998.

Timothy Hilton - Non Executive Director

Mr. Hilton (51) is President of Fidelity Broadband Group. He joined Fidelity in 1996 as Senior Vice President of Fidelity Capital, became a Managing Director and served as President of Fidelity Capital from June 1997 until July 1999 and served as President of Fidelity Ventures from January 1999 until April 2000. Prior to joining Fidelity Mr. Hilton was a senior partner and member of the management and executive committees of the Boston based corporate law firm of Sullivan & Worcester. He was appointed to the Board of Directors of COLT on 26 May 1999.

H.F. van den Hoven (KBE) - Non Executive Director

Mr. van den Hoven (80) served as Chairman of the Supervisory Board of ABN Amro Bank from 1984 to 1994 and as Chairman of Unilever N.V. from 1976 to 1984. He was appointed to the Board of Directors of COLT on 30 September 1996. He is a member of the board of Hunter Douglas and is a Director for a number of funds managed by Fidelity International Limited.

Mark Jenkins - Executive Director & Company Secretary

Mr. Jenkins (46) was appointed Director of Legal Services and Company Secretary in May 1998 and to the Board of Directors of COLT on 23 May 2002. Between 1992 and 1998 he was Group Company Secretary and Head of Legal of Peek plc. From 1987 until 1992 he was Company Secretary of SKF (UK) Limited the UK operations of AB SKF the Swedish multinational rolling bearing manufacturer, and between 1985 and 1987 he was Group Company Secretary's Assistant at M.K. Electric Group plc. From 1981 until 1985, he practised at the Bar.

<PAGE>
Report of the Board of Directors

The Directors submit their report and the audited financial statements for the
year ended 31 December 2003.

Principal Activities and Review of Business

The consolidated profit and loss account for the year is set out on page 45 and
the financial review is set out on pages 18 to 23. The Directors are not
recommending the payment of a dividend.

COLT is a leading provider of high bandwidth data, Internet, voice and advanced
telecommunication services to business and governmental customers across Europe.
COLT operates state-of-the-art fibre optic networks in the major financial and
business centres of Europe with each of its local city-networks and Internet
Solution Centres inter-linked to form a single IP-based pan-European network. A
review of the Company's activities is set out on pages 4 to 15.

Future Developments

The Company has completed its network build phase. It is therefore giving even
greater focus to the continued development and delivery of its products and
services through the fibre optic telecommunications networks that it has
developed in Europe and to developing its customer base through the leveraging
of local presence and market knowledge as set out in the review of the Company's
activities on pages 4 to 15.

Employees

The objective of the Company's relationship with its employees is to maximise
every opportunity for employees to share in the Company's success, from owning
shares to taking responsibility at the earliest opportunity. This objective is
underpinned by an employment approach which measures each individual by their
personal contribution to the success of the Company. The culture of the Company
is also one of equality of opportunity in both recruitment and promotion. The
Company is committed to attracting and retaining the best people based upon
ability and merit. The Company is conscious of its obligations to disabled
persons and makes every effort to ensure they receive equal opportunities and
are not discriminated against on grounds of their disability. It is the policy
of the Company that disabled people receive full and fair consideration for all
job vacancies for which they are suitable applicants. Employees who become
disabled during their working life will be retained in employment wherever
possible and will be given help with any necessary rehabilitation and
retraining. The Company is, where practicable, prepared to modify equipment and
procedures in order to make full use of an individual's abilities.

The Company operates internationally and its employment policies are designed to
meet local requirements and conditions. It is Company policy to keep employees
as fully informed as possible on matters which affect them through direct
face-to-face briefings and other established procedures for communication.

Health and Safety

The Company considers the health, safety and welfare of its employees and others

that may be affected by its activities to be of primary importance to the
success of the Company. COLT recognises that a safe and healthy company is as
important to long term strength and stability as other key aspects such as cost
management, quality and productivity. All of these elements are considered to be
closely interrelated and mutually dependent. Consequently, employees'
contributions to the continual improvement of the Company's health and safety
performance are recognised as being of equal importance to other aspects of our
business performance.

It is the Company's belief that most work related incidents and ill health can
be prevented. The Company aims to eliminate all unnecessary and unacceptable
risks from the work environment and reduce all remaining risks as far as
possible. The correct way to do any job is the safe way, and the Company
undertakes to ensure that members of staff are provided with the resources they
need to carry out every job safely. Whilst meeting UK and European legislative

26

<PAGE>
                              Report of the Board of Directors

requirements, the Company will endeavour to surpass the minimum standards of
compliance and strive towards achieving and being one of the companies setting
the standards of health and safety best practice within the telecommunications
industry. In order to achieve the above two key objectives the Company has, for
example, in the UK developed and implemented a proactive Safety Management
System, based on the principles of continual development and improvement.

Charitable and Political Contributions

The contributions made during 2003 for charitable purposes were (pound)48,766.
There were no political contributions made during the year.

Environment

The Company is committed to using working practices designed to protect and
safeguard the environment. This is important for all aspects of the Company's
business but particularly so when undertaking its network construction works.
The Company accepts that it has a responsibility to ensure that work is carried
out in a manner that will not cause damage to the environment and that the
effects of construction on the environment are not lasting.

In recognition of the possible impacts that our activities can have on the
environment we have formed in our UK business a cross-functional environmental
steering committee. This Committee has received training in environmental
management and, having undertaken an initial status review of environmental
impacts, is now working on the development of an environmental management
system.

Environmental impacts most relevant to the Company include energy and fuel use,
the storage of fuel oil for generators, water use and waste generation. All
services are provided and delivered in a manner calculated to ensure that there
is no inappropriate waste and with a heightened awareness of the environmental
issues and the potential effects on the community generally. It is the
responsibility of our employees to work in a manner that will not have a
detrimental effect on the environment and to provide services of the highest
quality that have a beneficial effect for our customers and the community in
which we operate.

Creditor Payment Terms

COLT Telecom Group plc is a holding company and therefore has no trade
creditors. It is the normal policy and practice of the Company's subsidiaries to
agree to the terms of transactions, including payment terms with suppliers, and
provided such suppliers perform in accordance with such terms, that payment is
made accordingly. At 31 December 2003, the number of days of annual purchases
represented by year end creditors for the Company's subsidiaries was 38 days
(2002: 35 days).

Share Capital

Changes to the share capital of the Company are set out in note 13 of the Annual
Report. At the Annual General Meeting in April 2003 the shareholders authorised

the Company to purchase its own shares up to a maximum number of 150 million and
a resolution to extend this authority will be proposed at the forthcoming Annual
General Meeting. No such shares were purchased by the Company during the year
and no contract has been entered into in respect of any such purchase.

Substantial Holdings

The Directors are aware of the shareholders (see table below) who at 24 February
2004 have interests (within the meaning of Part VI of the Companies Act) which
represent, or will represent, 3% or more of the issued ordinary share capital of
the Company.

Shareholder	Number of Ordinary Shares
FMR Corp (1)	450,825,915
Fidelity Investors Limited Partnership (2)	313,073,111
Amvescap plc (3)	150,163,486
Fidelity International Limited (4)	80,807,457

----

(1) FMR Corp.'s (82 Devonshire Street, Boston, Massachusetts 02109 USA) holding
is through (a) the holding by Colt, Inc. of 51,062,265 ordinary shares, which is
an indirect wholly owned subsidiary of FMR Corp., which is therefore also
interested in the Company's Ordinary Shares (b) 173,556,038 ordinary shares
owned beneficially by The COLT Inc. 2003 Annuity Trust, 82,723,580 Ordinary
Shares owned beneficially by The Colt Inc. 2002 Annuity Trust, 78,113,593
Ordinary Shares owned beneficially by The Colt, Inc. 2001 Annuity Trust and
1,575,038 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Charitable
Trust (together, the ''COLT Trusts''). The Trustee of the COLT Trusts is a
wholly-owned subsidiary of FMR Corp, (c) Strategic Advisers, Inc., a
wholly-owned subsidiary of FMR Corp., which has sole voting power of 59,787,569
Ordinary Shares beneficially owned by three charitable foundations managed by
Strategic Advisers, Inc.: Edward C. Johnson Fund (9,715,293 Ordinary Shares);
Fidelity Foundation (9,810,218 Ordinary Shares); and Fidelity Non-Profit
Management Foundation (43,604,690 Ordinary Shares), and (d) 665,200 Ordinary
Shares owned beneficially by the COLT Incentive Shares Plan Trust, of which
Colt, Inc. is the joint trustee.

(2) Fidelity Investors Limited Partnership (82 Devonshire Street, Boston,
Massachusetts 02109 USA) is a Delaware limited partnership.

(3) Amvescap plc (30, Finsbury Square, London, EC2A 1AG) is a fund manager whose
interest is a non-beneficial interest held either directly, or through its
subsidiary companies.

(4) Fidelity International Limited (Pembroke Hall, 42 Crow Lane, Pembroke,
Bermuda HM-19) is a Bermuda company.

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Relationship Agreement

In December 1996, the Company entered into a Relationship Agreement with FMR
Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Trust Company
Limited (formerly FIL Bank and Trust Company Limited) and Fidelity International
Limited (the "Contracting Parties"). In general, the Relationship Agreement will
continue in effect while the Contracting Parties or their affiliates hold at
least 30% of the share capital of the Company. The Relationship Agreement
contains certain undertakings by the contracting parties, including undertakings
relating to voting for Directors, non-competition, arms-length dealings and
acquisition of additional ordinary shares of the Company.

Consulting

Both the Company and Fidelity Capital Associates Inc. ("FCA") (a wholly owned
subsidiary of FMR Corp.) have entered into separate 10 year agreements with each
other to provide to the other certain consultancy services. The consultancy
services the Company has agreed to provide to FCA include regulatory and
economic advice, assistance in applying for licences and advice on FCA network
construction (outside Europe). The Company is entitled to fees for services
rendered at prevailing market rates for such services which will only be
provided if not detrimental to the business or operations of the Company, as
determined by the Company's independent Directors. FCA's consultancy services to
the Company include, provided on an as and when needed basis, assistance in
establishing and maintaining the Company's relationships with banks and other
financial institutions, providing tax planning advice and financial and
strategic planning. FCA is entitled to fees at the then prevailing market rates
for such services. Both of the above agreements are terminable for material
breach.

Insurance

The Company maintains comprehensive insurance policies, which the Company
believes are adequate for the Company's purposes and the nature of the business
and markets in which the Company operates. During the year the Company
maintained liability insurance for its Directors and officers.

Directors

The Directors of the Company are listed on pages 24 and 25. Mr. Jenkins resigned
as a Director and Company Secretary with effect from 29 February 2004.

Directors' Interests in Shares of the Company

The interests of Directors in the Company's ordinary shares (all of which are
beneficial interests) at 1 January 2003 or date of appointment if later, and 31
December 2003, are shown below. Details of the Directors interests in options
over the Company's ordinary shares are given on pages 42 to 43.

	1-Jan-03	31-Dec-03
Steven P. Akin	--	--

```
Barry R. J. Bateman                        --                --
Andreas Barth                              --            16,109
Paul W. Chisholm                    4,670,582         4,179,813
James C. Curvey                            --                --
Vincenzo Damiani                       29,834            42,162
Hans Eggerstedt                            --            19,206
Robert Hawley (CBE)                    49,423            58,654
Timothy T. Hilton                      46,080            46,080
H. F. van den Hoven (KBE)              70,086            82,413
Mark A. Jenkins (1)                     2,522             2,522
```

----

(1) This total includes 1,685 bonus shares awarded to Mr. Jenkins under the
terms of the Deferred Bonus Plan, and although they did not vest until 27
February 2004, Mr. Jenkins is for the purposes of this disclosure deemed to have
had an interest in them.

Between 31 December 2003 and 24 February 2004, there has been no change in the
interests of the Directors in the Company's shares or in the numbers of shares
subject to option held by them.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP will be proposed at the
next Annual General Meeting.

Annual General Meeting

An Annual General Meeting of the Company is to be held on 22 April 2004 at The
Capital Club, 15 Abchurch Lane, London, EC4 7BB, and separate notification of
this meeting will be sent to shareholders.

/s/ Mark A. Jenkins
By Order of the Board of Directors
Mark A. Jenkins
Secretary

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<PAGE>

Corporate Governance Statement

Corporate Governance Statement

Corporate Governance Combined Code Statement

The Directors recognise the importance of adopting good corporate governance
practices in the best interests of shareholders as a whole. The principles of
good governance set out in Section 1 of the Combined Code 1998 (the "1998 Code")
have been applied in the way described below. The Directors also recognise that
a revised Combined Code on Corporate Governance was published in July 2003 (the
"2003 Code") and that it will replace the 1998 Code, (which may be removed from
the UK Listing Rules) for reporting years commencing on or after 1 November
2003.

During the year ended 31 December 2003 the Company complied with Combined Code
requirements as follows.

DIRECTORS

The Board, which met five times during the year, and at which all the Directors
were present with the exception of Dr. Hawley who was unable to attend on one
occasion, is primarily responsible for Company strategy. A schedule of matters
reserved specifically for decision by the Board as a whole was adopted in 1998.
These matters include the approval of Group policy, strategic plans and budgets,
the sanctioning of the disposal of an investment, asset or business, capital
expenditure, acquisition or other investments not contemplated by the Company's
strategic plan and budgets, as well as the approval of financial and accounting
matters such as the annual report and accounts and interim financial statements.
The issue of any securities and the adoption of any significant change in the
accounting policies or practices of the Company are also matters reserved for
decision by the Board, as is the approval of all circulars and prospectuses
including listing arrangements.

The appointment and removal of any person as a Director or Secretary, subject to
recommendation of the Nomination Committee, is also a matter reserved for the
Board as is the determination of the remuneration or the terms of service of any
non executive Director. Other matters may be delegated from time to time to the
Sub-Committee of the Board, or to any other Committee formed for any
specifically delegated purpose.

The Board has established four committees as follows:

Audit Committee

The Audit Committee meets not less than four times each year and reports to the
Board. It comprises exclusively of non executive Directors Messrs. van den Hoven
(Chairman), Hawley, Damiani and with effect from 23 February 2004, Mr.
Eggerstedt.

Of the four times it met during the year, with the exception of one meeting at
which Dr. Hawley was not present, all members attended. The Committee meets at
least once a year or as frequently as necessary with the external auditors
without any Company management being present.

The main duties of the Committee are to keep under review the integrity of the
financial statements of the Company and any formal announcements relating to the
Company's financial performance as well as the effectiveness of the Company's
internal control policies and procedures for the identification, assessment and
reporting of risks.

The Committee is also responsible for approving the terms of reference of the
internal audit function, and for reviewing and monitoring its effectiveness. The
Head of the Internal Audit function has the right of direct access to the
Chairman of the Committee.

The Committee considers and makes recommendations to the Board as regards the
appointment and re-appointment of the Company's external auditors and keeps
under close review the relationship with external auditors including (but not
limited to) their independence and objectivity, the effectiveness of the audit
process and the policy on engagement of the external auditor to supply non-audit
services. The Committee will

29

<PAGE>
additionally give consideration to the level of audit fees as well as other fees
which are payable in respect of non-audit activities.

The Committee keeps under review the consistency of accounting policies, and
examines the Company's financial statements where reporting decisions require a
major element of judgement, or to the extent that they are affected by any
unusual transactions. The Committee also considers the clarity of disclosures,
significant adjustments resulting from the audit, the going concern assumption,
compliance with accounting standards and stock exchange and other legal
requirements. It reviews the Company's statement on internal control systems
prior to endorsement by the Board and the policies and process for identifying
and assessing business risks and the management of those risks.

The Committee is responsible for the co-ordination of both the Disclosure and
the Corporate Compliance Committees and reviews the Company's procedures for
handling allegations of purported impropriety from whistle blowers.

During the year the Committee has considered a number of issues, including but
not limited to corporate governance compliance, accounting developments, the
financial control environment and risk management and control.

The Committee's Terms of Reference are published and available on the Company's
website.

Nomination Committee

The Nomination Committee met twice during the year, and with the exception of
one meeting at which Dr. Hawley was not present, all members attended. It
comprises exclusively non executive Directors Messrs. Chisholm (Chairman),
Bateman, Curvey and Hawley. The Nomination Committee nominates Directors for
appointment to stand for election to the Board, with external advice, most
recently Whitehead Mann and A.T Kearney, assisting it in finding candidates with
the requisite experience and knowledge. It also reviews the structure, size and
composition of each of the other Committees from time to time as part of its
responsibilities.

The Committee met during the year to consider the appointment of additional non
executive Directors, two of whom (Messrs. Eggerstedt and Barth), were proposed
to the Board.

The Committee's Terms of Reference are published and available on the Company's
website.

Compensation Committee

The Compensation Committee met four times during the year, and with the
exception of one meeting at which Mr. Curvey was not present, all members
attended. It comprises Messrs. Bateman (Chairman), Curvey, Damiani and with
effect from 23 February 2004 Mr. Barth. The Compensation Committee examines and
makes recommendations with regard to the compensation of executive Directors of
the Company and for the annual bonuses of the Company's senior management team.
It is also responsible for approving the grant of options and shares under the
COLT Telecom Group Share Plan, the COLT Performance Share Plan, the COLT
Deferred Bonus Plan and the COLT Share Purchase Plan. The scope of the Committee

is set out on page 36.

As well as undertaking its usual responsibilities, the Committee considered the
results of the review of the reward philosophy that was carried out during the
year and agreed a number of changes to the reward philosophy and consequently
the reward package. As part of this review a number of long term incentives were
considered by the Committee, the outcome of which was the adoption of an
incentive plan which combines the features of a blocked share plan with that of
a conventional grant of share options. The Committee also considered and
introduced performance conditions imposed on the grant of options. Further
details can be found described in the Directors' Remuneration Report on pages 36
to 43.

The Committee's Terms of Reference are published and available on the Company's
website.

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<PAGE>

Corporate Governance Statement

Sub-Committee

The Sub-Committee of the Board comprises Messrs. Bateman (Chairman), Akin and
any other Director, meets as appropriate and met four times during the year. The
Sub-Committee acts in accordance with the authority delegated by the Board from
time to time.

Chairman and CEO

The Chairman, whose commitments other than to the Group are detailed on page 24
and have not changed during the year, is responsible for keeping the strategic
direction of the Group under review and for ensuring that the Board as a whole
functions effectively. The President & Chief Executive Officer's responsibility
is the operation and development of the Group's business. The President & Chief
Executive Officer chairs regular meetings of a senior management committee
comprising the Senior Managing Directors, the Chief Financial Officer and also,
legal, human resources, IT and other senior executive officers of the Company.
Significant operational decisions are referred to the Senior Management
Committee, and if appropriate, either to the Sub-Committee of the Board, or to
the Board itself.

The Board has agreed not to appoint a Senior Independent Director. The Group has
a policy of maintaining an active dialogue with institutional shareholders
through individual meetings with senior management and their participation in
conference calls relating to results announcements, during which their views are
exchanged and then shared with the Board via a briefing given by the Director of
Corporate Communications. The Board is of the opinion that the appointment of a
Senior Independent Director would not assist further in dialogue with
shareholders. Any shareholder is free to meet with or discuss any issues that
may arise with any of the Directors or the Company Secretary as they choose at
any time. It is felt that an additional single point of contact other than the
Chairman would not be helpful.

Board Balance

Since its original listing in 1996, the Company has operated a Board structure
comprised principally of non executive Directors with at most two executive
Directors. After the resignation of Mr. Jenkins, effective from 29 February
2004, the only executive Director will be the President and Chief Executive
Officer.

All of the Company's non executive Directors are independent of management being
free from any type of relationship, business or otherwise, which would
materially interfere or affect their ability to act independently and are
therefore in a position to exercise their judgement solely in the interests of
all shareholders. In particular, the Board believes that the non executive
Directors (Messrs. Bateman, Curvey and Hilton) who have connections with FMR
Corp. and its related entities are regarded as "independent" for this purpose.
The Board regards this requirement for independence as intended to ensure that
non executive Directors should be in a position to exercise their judgement in
the interests of shareholders independently of those charged with executive
responsibility for management of the Company. The connection of these non

executive Directors with a major shareholder reinforces their ability to
exercise such independent judgement on behalf of, and for the common interests
of all shareholders.

The requirement for independence from management needs to be considered
separately from the requirement for independence from FMR Corp's and its related
entities interests. The Financial Services Authority (FSA) Listing Rules require
that the Board should also be able to operate independently from its significant
shareholder. This is a different test of independence and is satisfied because a
majority of the non executive Directors (Messrs. Barth, Chisholm, Damiani,
Eggerstedt, Hawley and van den Hoven) as well as one of the executive Directors
(Mr. Jenkins) are free from connections with that shareholder. Mr. Akin is
seconded to the Company under agreement from FMR Corp. and therefore cannot be
regarded as independent for this purpose.

Further, the Relationship Agreement (detailed on page 28) provides the
additional safeguard of requiring all agreements between the Company and FMR
Corp. and

31

<PAGE>
its related entities to be approved by a majority of the Directors who are independent of FMR Corp.

For these reasons the Board believes it is able to operate independently of both its significant shareholder and of management and that the balance of the Board and its controls are such that no individual or small group can dominate its decision process and therefore the Board considers that it complies with principle A3 of the 2003 Code.

Certain of the non executive Directors (Messrs. van den Hoven, Hawley and Damiani) have been granted options to subscribe for new ordinary shares of the Company, which is not compliant with the 2003 Code. The Board considers that this approach does not compromise the independence from management of those Directors but it is an appropriate means of compensating non executive Directors as it provides appropriate incentives to focus on the creation of value for shareholders. Any perceived shift away from an alignment with the interests of shareholders towards the interests of management, that the granting of options may create, is in any event offset by the payment of approximately 50% of Directors' fees in shares. Notwithstanding this the Board has taken the decision that non executive Directors will not be granted options to subscribe for new ordinary shares of the Company in the future, in compliance with the 2003 Code.

The terms of the non executive Directors' options are summarised on page 42. Mr. Chisholm who became a non executive Director in January 2001, having resigned from his executive position, was granted options to subscribe for new ordinary shares of the Company in his executive capacity as President & Chief Executive Officer. He has retained those options on the same terms since he resigned from his executive position. The terms of these options are summarised on page 42.

In accordance with planned and progressive refreshing of the Board two additional appointments were made during the year. Messrs. Eggerstedt and Barth joined the Board in June and September respectively, both of whom meet the criteria for independence as specifically defined by the 2003 Code, although none of the other non executive Directors meet the criteria at this stage.

A process exists whereby Directors can take independent advice at the expense of the Company, either arranged through the Company Secretary or directly.

Supply of Information

Each Director is supplied with twelve regular reports a year. Of these, four are delivered in advance of Board meetings; the remainder (Interim Board reports) are delivered in months when a Board meeting does not take place.

The pre-meeting Board materials include detailed summaries of all the revenue streams and support functions. Detailed financial information is included as are Board Secretarial updates. The Interim Board report contains a shorter summary of the revenue streams, financial information and support functions. The reports are all collated and written to ensure consistency of tone, content and style.

In addition all members of the Board are encouraged to supplement this information through direct contact with the Company's senior management.

Board Development and Evaluation

On appointment Directors undertake an induction process which is designed to
develop knowledge and understanding of the Company's business, through visits to
various Group operating sites, discussion of relevant technology as well as
product demonstrations, briefings from management and a familiarisation with
investor perceptions of the Group. The Directors' knowledge and understanding is
continually refreshed by repetition of a similar process throughout the year.
The training needs of the Directors are also periodically discussed at meetings
with briefings as necessary on various elements of corporate governance and
regulatory compliance. The Board is assisted in developing an understanding of
major shareholders' views through either their representatives

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<PAGE>
                              Corporate Governance Statement

on the Board itself or via a briefing that is given at each Board meeting by the
Director of Corporate Communications. Each of the non executive Directors makes
themselves available to shareholders at least annually, in that they normally
all attend the Company's AGM each year.

The non executive Directors meet at least once a year or as often as may be
required, without the attendance of the executive Directors to discuss such
issues as require consideration without their presence. Similarly the non
executive Directors also meet without either the Chairman or the executive
Directors being present to assess the Chairman's performance.

The Chairman regularly meets with the Secretary to discuss and assess on an
informal basis whether the Directors individually and collectively continue to
contribute effectively to the Board and demonstrate commitment to the role, as
well as whether the Committees of the Board are operating efficiently. Further
the Board met during the year to evaluate, collectively and individually, its
performance, contribution and continuing ability to act as an effective Board.

Appointments to the Board

The Nomination Committee has adopted formal procedures to be followed for the
appointment of new Directors. The Chairman proposes candidates (although other
Directors may also do so). The Nomination Committee meets to ensure the
suitability of the candidate and then puts a formal proposal to the Board.
Before the nomination is formally made each Director will have an opportunity to
meet the candidate.

Re-election

The Articles of Association require all of the Directors to retire and submit
themselves for re-election. All of the Directors being eligible to offer
themselves for re-election will do so at the AGM in 2004, except for Mr. Jenkins
who resigned as a Director and Company Secretary with effect from 29 February
2004. This requirement means that new Directors retire and seek re-appointment
at the first AGM after their initial appointment and that no Director will have
held office for more than one year since their last re-election.

DIRECTORS' REMUNERATION

The Compensation Committee is responsible for ensuring that the remuneration
packages of the executive Directors are appropriate to attract, retain and
motivate individuals of the calibre and quality required by the Company. No
Director is involved in setting his own remuneration. The Directors'
Remuneration Report on pages 36 to 43 contains a more detailed description of
the Company's policy and procedures in relation to Directors' and Officers'
remuneration. The Board is supportive of recent legislation introduced to ensure
that proper transparency and accountability is delivered. In this regard, the
Board continues to recognise those requirements of disclosure to shareholders
relating to Directors' remuneration, and the Directors' Remuneration Report will
again be put to the vote by shareholders. The Board has addressed the disclosure
requirements in the Directors' Remuneration Report on pages 36 to 43.

RELATIONS WITH SHAREHOLDERS

The Board communicates regularly with shareholders concerning the Group's strategy, financial performance and prospects through communications made available to shareholders, stock exchange announcements and general meetings of shareholders. The Company also has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management and participation in conference calls relating to results announcements which are open to all interested parties. Additional investor information can be found on the Group website.

The Board recognises that one of the main opportunities that shareholders have to question the Board is at the AGM. Therefore as in previous years, it is intended that at the AGM to be held on 22 April 2004, time will be available for a question and answer session on the Company's business and trading position and the Chairmen of the Audit, Nomination and Compensation Committees are expected to be available to answer questions relating to the functioning of their respective committees.

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<PAGE>
ACCOUNTABILITY AND AUDIT

Going Concern

The Directors, after making appropriate enquiries, have a reasonable expectation
that the Company has adequate resources to continue in operational existence for
the foreseeable future. For this reason, the Directors continue to adopt the
going concern basis in preparing the financial statements.

Internal Control

The Company, as required by the FSA, has complied with the Combined Code
provisions of internal control having established the procedures necessary to
implement the Turnbull Committee guidance on internal control issued in
September 1999. The Company's system for internal control is an ongoing process
for identifying, evaluating and managing the significant risks faced by the
Company. This system was in place during 2003 and up to the date of approval of
the Annual Report and Accounts. Such a system is designed to manage, rather than
eliminate risk of failure to achieve business objectives and can only provide
reasonable and not absolute assurance against material misstatement or loss. The
Directors are responsible for the Company's system of internal controls and for
reviewing its effectiveness, while the role of management is to implement Board
policies on risk and control. The Audit Committee, in addition to its review of
the scope and results of the audit and the activities of the external and
internal auditors, has, as part of its terms of reference, the responsibility
for overseeing internal controls including operational and financial controls,
business ethics, risk management and compliance.

During the year the Audit Committee of the Board reviews the effectiveness of
the internal controls and risk management process and significant risk issues
are referred to the Board for consideration. The Chairman of the Audit Committee
reports the outcome of the Audit Committee meetings to the Board. The Group's
internal control and risk management process is operated through the senior
management committee, comprising senior representatives of the Company's core
functions, which together with the Risk Manager identify the key risks facing
the Group and who then reports to the Audit Committee on these risks and how
they are being managed. This is based on each business function identifying to
the Group's Risk Manager their key risks which form the basis of a composite
risk register which identifies the risks on a specific basis, the impact if they
do occur and the actions taken to manage those risks most appropriately. The
risk register is then reviewed by the Audit Committee and the whole process is
then reviewed by the Board before the production of the Statement in the Annual
Report and Accounts. The Audit Committee also monitors the Group's whistle
blowing procedures, ensuring that appropriate arrangements are in place for
employees to be able to raise matters of possible impropriety in confidence,
with suitable subsequent follow-up action. An alternative reporting channel has
been created whereby perceived wrongdoing may be reported via telephone, email
and post, anonymously if necessary.

The external auditors do provide non-audit services, which have to be approved
by the Audit Committee, but on the basis of a policy approved by the Board which
appropriately limits the type and extent of such services and thereby ensuring
continued independence and objectivity. The external auditors will not provide
services that have the potential to impair or appear to impair the independence

of their audit role. However, they will be permitted to provide services that
are not perceived to be in conflict with the role of the external auditor. Such
services will be outside the agreed scope of the statutory audit but be
consistent with their role as auditor. They will include services that are a
logical extension of the audit scope, or are of an assurance or compliance
nature that the auditors are best placed to provide. Services might also be of
an advisory nature, provided under the instruction and direction of management
that do not compromise the independence of the audit role.

The Company operates a management structure with clear delegated authority
levels and clear functional reporting lines and accountability. The Company
operates a comprehensive budgeting and financial reporting system, which
compares actual performance to budget on a monthly basis. All capital
expenditure

34

<PAGE>
Corporate Governance Statement

and major purchases are subject to appropriate authorisation procedures. This
together with the internal controls and risk management process allows
management to monitor financial, operational performance and compliance controls
on a continuing basis and to identify and respond to business risks as they
arise. The effectiveness of the internal controls in place in the business
within each country of operation and within the Company has been reviewed by the
Directors for the year ended 31 December 2003.

The Company has established a Disclosure Committee consisting of the Company
Secretary and representatives of Internal Audit, Financial Control and Risk
Management. The Committee is required by the Board to undertake a review of the
effectiveness of each area of internal control for purposes of compliance with
the Sarbanes-Oxley Act in the USA.

Internal Audit

The Company has established an internal audit function, the responsibility of
which is to examine objectively, evaluate and report on the adequacy,
effectiveness and efficiency of the Company's internal controls and review
business processes and IT developments from an early stage. The internal audit
function forms an important part of the risk management process and reports
regularly to the Audit Committee.

Directors' responsibilities for the financial statements

Directors are required by the Companies Act 1985 to prepare financial statements
for each financial year which give a true and fair view of the state of affairs
of the Company, including its subsidiary companies, as at the end of the
financial year, and of the profit or loss of the Company for that relevant
period. In preparing those financial statements, the Directors are required to
select suitable accounting policies and apply them consistently, supported by
judgements and estimates that are reasonable and prudent and to state whether
applicable accounting standards have been followed, subject to any material
departures disclosed and explained in the financial statements.

The Directors are also responsible for keeping proper accounting records, which
disclose with reasonable accuracy, the financial position of the Company and
they are also responsible for safeguarding the assets of the Company and to
prevent and detect fraud and other irregularities.

The financial statements are also published on the Company website. The
maintenance and integrity of the website is the responsibility of the Directors.
Legislation in the United Kingdom governing the preparation and dissemination of
financial statements may differ from legislation in other jurisdictions.

<PAGE>
The Directors' Remuneration Report

The Remuneration Report sets out the remuneration strategy and details of the
guiding principles, processes and programmes, currently operated by the Company,
which together make up its Remuneration Policy. Also set out is the remuneration
earned in 2003 by the Directors of the Company, together with their interests in
shares, share options and other long term incentive plans. Further detail is
also provided on the aggregate remuneration and interests of Directors and of
their contractual relationship with the Company. The Company's approach is to
place a significant emphasis on performance related elements of total
compensation and to endeavour to align the Directors' interests with those of
shareholders.

The Company applied the principles in Section 1 of, and has complied with, the
1998 Code.

The Directors' Remuneration Report, which has been approved and adopted by the
Board of Directors, will be put to shareholders at the Annual General Meeting
for approval.

Composition of Committees and Advisors

The Compensation Committee consists exclusively of independent non executive
Directors. The members are Messrs. Bateman (Chairman), Curvey, Damiani and with
effect from 23 February 2004 Mr.Barth. Their biographical details appear on
pages 24 to 25. The President & Chief Executive Officer may be requested to
attend meetings on an ad hoc basis.

The President & Chief Executive Officer, the Company Secretary and the Managing
Director of Human Resources are required to assist the Committee on matters
relating to remuneration.

The Compensation Committee, which operates under written terms of reference
agreed by the Board, is responsible for determining the overall remuneration
package of executive Directors and executive officers of the Company. The
Committee's scope is to consider appropriate remuneration packages to attract,
retain and motivate Directors and senior executive officers of the calibre and
quality required by the Company. In doing this, the Committee also has regard to
remuneration statistics for the telecommunications industry sector in which the
Company operates, such statistics being provided to the Committee from time to
time by external consultants. Remuneration of the Company's non executive
Directors is determined by the full Board, also upon receipt of advice from
external consultants. Monks Partnership, (a trading name of
PricewaterhouseCoopers) one of the leading firms of compensation and benefits
consultants, was commissioned by the Company to undertake a review of
comparative compensation and benefits of Directors and executive officers in
September 2002, to which research the Compensation Committee has access. Hewitt,
Bacon & Woodrow and Deloitte & Touche have also been retained by the Company to
provide advice on Share Scheme plan design.

Compensation Policy

Remuneration for executive Directors and senior executive officers consists of a
number of components, as detailed below. It comprises base salary,

performance-based bonus, pension contributions, benefits and participation in
the Company's share and share option plans. The policies relating to each of
these elements are subject to regular review in order to ensure that they remain
competitive, stimulating and challenging. A comprehensive review of the Group's
reward philosophy was undertaken during the year. The purpose of the review was
to create a reward philosophy, applied consistently across the Group that would
encourage employees to perform at higher levels and reward them when they do.

The reward mix has been designed to promote the performance culture that
underpins the business strategy. The package is geared towards driving
exceptional effort through the variable elements of the total package. The
ability to have an impact on shareholder value will influence the mix of the
total

36

<PAGE>

The Directors' Remuneration Report

reward package with, at more senior levels, there being greater emphasis on the
variable portion of the total package.

Base salaries are benchmarked regularly against other telecommunication
operators whilst the bonus scheme measures individual performance against a
mixture of Company and individual objectives and the contribution to overall
Company performance. To encourage an ownership mindset, share and share option
schemes are designed to offer employees a stake in the organisation and a share
in the achievement of the successes over the medium to long term.

Benefits are designed to be market competitive and the Company ensures that they
comply with local legislation, are tax effective and take into account social
security benefits applicable in each country.

In reviewing the long term incentives, a number of alternatives were considered
with the aim of encouraging and incentivising but also retaining key staff. The
outcome was a strategy where a mix of shares and options are granted, the
proportional value of each element of the mix being based on seniority. The more
senior the employee the greater the proportion of the shares is to options. The
result was the creation of a plan where the features of a blocked share scheme
with a matching arrangement by the Company is combined with the grant of
conventional options. Senior employees can elect to invest a percentage of their
net annual bonus to purchase shares in the Company. The maximum amount of bonus
that can be invested is fixed but increases with seniority. Shares purchased in
this way are matched with shares granted by the Company. Currently one matched
share is granted for each two shares purchased, and the matched shares are
subject to performance conditions being met. Although the employee owns the
shares purchased with his bonus, he has to agree not to dispose of them for
three years otherwise the matched shares will be forfeited. They will also be
forfeited if he leaves the Company within the three year period. At the end of
the three year period the matched shares are transferred to the employee subject
to performance conditions being met. This approach requires employees to put
money at risk thereby making them proper owners and aligning them with
shareholder value, as well as being tax efficient.

Conventional options are also granted subject to performance conditions and the
performance conditions for matched shares and options (detailed on page 39) were
chosen to relate to business goals considered to be important for the growth of
the Group as a whole at this particular time. However they are likely to change
as the Group and its business plan develops. Achievement is measured against the
relevant audited part of the accounts.

The all employee savings-related share option plan, a popular scheme with
employees, will also be retained as part of this reward programme.

Salary and Bonus

Base salary reflects an executive's experience, responsibility and market value
and will not normally be reviewed annually, but senior executive officers'
bonuses (to the extent that they are paid) account for a considerable amount of
total compensation, reflecting their performance and the contribution they make
to the Company's success. Actual bonus amounts are based upon demanding

financial targets and the achievement of personal predetermined objectives.
Bonuses are subject to upper limits that range normally between approximately
50% and 125% of salary or where appropriate, a specified amount. Annual bonuses
do not form part of pensionable earnings.

Bonuses for Directors and senior management in 2003 were based on the
achievement of both Company and personal objectives, which are set by the
Compensation Committee at the beginning of the bonus year. 30% of the total
bonus was payable upon the achievement of a number of fundamental financial
parameters, the details of which cannot be disclosed as they are price
sensitive. A further 20% of the total bonus was payable on the successful
implementation of a number of specified business critical efficiencies and the
remaining 50% of the total bonus was payable on the successful implementation of
a number of specific business critical projects relating, for example, to
quantifiable customer service quality and satisfaction levels, identified
product profitability goals, cost reduction programmes and

37

<PAGE>

the successful introduction of IT systems. A similar approach is being adopted
for 2004.

Proportion of fixed and variable remuneration

	Fixed			Variable		
	Base Pay (%)	Pension (%)	Benefits (%)	Bonus (%)	Long Term Incentives (%)	Total (%)
Steven Akin	21.4	1.7	29.8	42.8	4.3	100%
Mark Jenkins	61.7	10.1	0.5	27.7	--	100%

Base pay, pension contributions, and benefits are amounts received in 2003, and
the bonus amount is that paid in respect of performance in 2003. The long term
incentives amount is the estimated value of the awards based on a Black Scholes
model, provided that all performance conditions are met at the end of the
relevant performance periods. The intention is to continue to provide a balanced
mix of fixed and performance related variable elements. The annual cash bonus
plan supports operational performance, whilst the long term incentive element is
reward for superior performance over the longer term.

Pension Contributions and other Benefits

Pension contributions are determined based on employee age and years of service
and benefits include, as appropriate, housing benefits, private health insurance
and other similar benefits. All pension plans are defined contribution schemes.

Share Options

The information on the following pages summarises the Directors' options under
the Company's Share Option Plan. Messrs. Bateman, Barth, Curvey, Eggerstedt and
Hilton have no options under the plan. Mr. van den Hoven has options under his
non executive Director service agreement and not under the Company's Share
Option Plan. Messrs. Akin, Chisholm, Damiani, Jenkins and Hawley have options
under the Company's Share Option Plan. The awards of share options under the
Share Option Plan, to all participants, including the Directors, have not
historically been made subject to any performance requirements. The aim of the
awards has been to endeavour to bring remuneration in line with competitive
practice, where basic salary is relatively low, in a way that more closely
aligns participants' interests with those of shareholders and provides strong
incentives to remain with the Company. However, the vesting of future grants of
options will normally be dependent on the achievement of performance conditions
set at the time of grant. For all grants of options made after July 2003
performance conditions based upon the achievement of a free cash flow positive
position have been applied (free cash flow for this purpose is the sum of net
cash inflow from operating activities less net cash outflow from returns on
investments and servicing of finance, and from capital expenditure and financial
investment). The performance condition consists of two elements. The first

element being that the Company's published annual accounts show a free cash flow
positive position, in the aggregate, for 2005, having achieved such a position
in at least two of its published quarterly accounts during 2005. The second
element being that the Company has a free cash flow positive position in any one
of its published quarterly accounts for 2004 and that the first condition has
also been met. Achievement of the first element would result in vesting, on the
due vesting date, of 70% of the total option grant whilst achievement of the
second element would result in vesting of the remaining 30%, on the due vesting
date, of the total grant.

Future grants may be subject to different performance criteria more relevant to
the Group at the time.

A number of share and share option plans are described below, several of which
have either no or a very limited participation and are likely to be phased out.

Share Option Plan

The Option Plan was adopted on 7 November 1996, for the issuance to key
employees of the Group of incentive compensation related to the public market
performance of the Company's ordinary shares. The Option Plan is divided into
two parts; the "Approved Part" approved by the U.K. Inland Revenue for the
purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part"
which is not approved. Options granted under the Approved Part will not normally
be exercisable until the third anniversary of the date of grant. Options granted
under the Unapproved Part may become exercisable earlier than the third
anniversary. There are two programmes that are now offered under this Plan. They
are options that are awarded to high performing managers, 100% of which vest on
the third anniversary and from July 2003 are subject to performance conditions.
There are also options that may be awarded to senior employees to attract them
to COLT of which 60% will vest on the third anniversary, a further 20% on the
fourth anniversary and the final 20% on the fifth anniversary and from July 2003
they are also subject to performance conditions. Options

38

<PAGE>
                        The Directors' Remuneration Report

will be granted at an option price, which is not less than the market value of
the ordinary shares on the date of grant. Options over shares granted under the
share option plan to Directors are included in the table on page 42.

Long Term Incentive Plan

COLT Inc. established the COLT Holding Company Incentive Shares Plan (the
"Incentive Plan"), effective 1 December 1995, and amended the Incentive Plan on
15 November 1996, 1 October 1998 and 15 March 1999. The Incentive Plan was not
assumed by the Company. The Incentive Plan provided for the issuance to key
employees of COLT Inc. and its subsidiaries of incentive deferred compensation
in the form of interests in the appreciation in the value of the Company over a
specified amount. It is no longer open to employees and the final payment under
the Incentive Plan is due to be made in March 2004. No Directors have grants
under this plan.

Savings - Related Share Option Scheme

In 1997, the Company instituted a savings-related share option scheme whereby
employees are able to direct a portion of their base salary (up to (pound)250
per month) over a three year period toward the purchase of Company shares at a
price established at the beginning of the three year period. The price
established at the beginning of the three year is at the discretion of the Board
of Directors and can be up to a 20% discount to the then public market price of
the Company's ordinary shares on the London Stock Exchange.

In December 2002 Mr. Jenkins was granted an option to purchase 18,000 shares in
the Company under the scheme at an exercise price of (pound)0.40. After the
resignation of Mr. Jenkins, effective from 29 February 2004, this option will
lapse. No further grants have been made under the scheme to any Director.

Performance Share Plan

The Performance Share Plan was established in 2000. If awards are made in the
future, they will be made to executive Directors and other key executives within
the Group. Awards under the Performance Share Plan will be granted according to
an objective performance target set by the Compensation Committee at the time of
grant. Grants of awards under the Performance Share Plan will only vest if the
long term performance criteria set at the time of grant are achieved.
Performance targets will be set against demanding Company financial and
individual accomplishments set as appropriate for an individual participant at
the time of grant and will be assessed against annual performance to determine
vesting. Therefore awards will normally only vest if those criteria are achieved
over a performance period set by the Compensation Committee. Participants in the
Performance Share Plan will continue to be entitled to receive grants of options
under the COLTTelecom Group Share Plan. There are no awards outstanding under
the plan having been made to any Director or employee and there is no intention
to make any further awards under this plan.

Deferred Bonus Plan

Under this Plan established in 2000, selected senior employees were entitled to
receive an award of shares representing a proportion (initially 50%) of the
amount of their annual cash bonus. Mr. Jenkins was granted an award of 1,685
Bonus Shares on this basis in February 2001, which vested in February 2004. No
further awards have been made under this part of the plan to any Director or any
employee and there is no intention of doing so.

When this element of the plan was being operated, participants may also have
been invited, at the discretion of the Compensation Committee, to defer all or a
proportion of the annual cash bonuses, which they would otherwise have expected
to receive. Individuals who did so were entitled to receive an additional
matching award in the form of an option to acquire additional shares with a
market value equal to twice the amount of the deferred bonus. The matching award
shares were not subject to the achievement of performance targets.

No awards under this part of the plan are outstanding to any Director and no
further awards have been made to any employee and there is no intention of doing
so.

As part of the revised reward policy a new element of this Plan has been
introduced in place of awards made on the terms described above. The details of
this plan are described on page 37. No awards under this part of the Deferred
Bonus Plan were made to any Director or employee in 2003.

<PAGE>
Directors' Service Agreements

Messrs. van den Hoven, Hilton, Chisholm, Hawley, Damiani, Eggerstedt, Curvey and
Barth have service contracts with the Company, dated 8 November 1996, 18 May
1999, 5 February 2001, 8 January 1999, 17 June 2002, 14 May 2003, 1 June 2003,
and 25 July 2003 respectively within which there is no minimum term and no
express right to compensation for the termination of such agreement(s). Mr.
Bateman has no specific service contracts in respect of his office of Director.
Messrs. Bateman and Hilton do not receive any remuneration for their services to
the Company. Of the fees paid to Messrs. van den Hoven, Chisholm, Hawley,
Damiani, Eggerstedt, Curvey and Barth under the terms of their appointment,
approximately 50% is paid in shares of the Company. No Director of the Company
has a notice period of greater than one year.

Mr. Jenkins was appointed a Director on 23 May 2002 and has an employment
relationship with the Company dated 23 March 2000 under which if such
arrangement is terminated by the Company for any reason (other than for cause),
the Company will make a severance payment equal to 3 months salary. He has an
annual salary of (pound)95,700, with an annual bonus potential of 50% based on
performance in accordance with the remuneration policy described on page 37. Mr.
Jenkins' salary was reviewed but not increased with effect from 1 July 2003.

Mr. Akin was appointed as a Director on 23 July 2002 and he is an employee of
FMR. Corp. His services are provided to the Company on the terms of a secondment
agreement dated 31 July 2002 and all of the costs attributable to the services
provided to the Company by him are paid for by the Company. He has an annual
salary of $400,000, with an annual bonus potential of $1,000,000, based on
performance in accordance with the remuneration policy described on page 37. The
Agreement provides for a secondment period of up to three years with no express
rights to compensation from the Company for the termination of such agreement.

COLT v MSCI Europe Telecom Services index

The recent regulations covering Director's remuneration require that a graph be
presented showing the Company's share performance against that of a relevant
equity market index. The following graph shows the Company's share performance
against the Morgan Stanley MSCI Europe Telecom Services index (both rebased to
100 as at 1 January 1999) which has been chosen because it is the principal
index of European Telecom Service providers.

[GRAPHIC OMITTED: Line chart showing the performance of COLT versus the MSCI
Europe Telecom Services index having the following data points:

<TABLE>
<CAPTION>

Date	COLT Telecom Group PLC (042469)	MSCI Europe / Diversified Telecommunication Services -IND (106912)	Date	COLT Telecom Group PLC (042469)	MSCI Europe / Diversified Telecommunication Services -IND (106912)
<S>	<C>	<C>	<C>	<C>	<C>
31-Dec-2003	10.6	55.5	31-Dec-2002	5.1	45.7
30-Dec-2003	10.6	55.4	30-Dec-2002	5.0	45.5

29-Dec-2003	10.5	55.7	27-Dec-2002	4.7	45.5
26-Dec-2003	10.6	55.4	26-Dec-2002	4.9	47.0
25-Dec-2003	10.6	55.4	25-Dec-2002	4.9	47.0
24-Dec-2003	10.6	55.4	24-Dec-2002	4.9	47.0
23-Dec-2003	10.5	55.4	23-Dec-2002	4.9	47.2
22-Dec-2003	10.6	55.0	20-Dec-2002	4.8	47.4
19-Dec-2003	10.7	55.1	19-Dec-2002	4.6	46.3
18-Dec-2003	10.5	54.7	18-Dec-2002	4.3	46.0
17-Dec-2003	10.6	54.4	17-Dec-2002	4.4	47.2
16-Dec-2003	10.8	54.3	16-Dec-2002	4.4	47.7
15-Dec-2003	11.0	54.5	13-Dec-2002	4.3	46.6
12-Dec-2003	10.9	54.4	12-Dec-2002	4.3	47.1
11-Dec-2003	10.7	54.4	11-Dec-2002	4.6	47.7
10-Dec-2003	10.6	53.9	10-Dec-2002	4.6	47.6
09-Dec-2003	10.9	54.4	09-Dec-2002	4.7	47.1
08-Dec-2003	10.8	53.5	06-Dec-2002	5.0	49.1
05-Dec-2003	11.2	53.7	05-Dec-2002	5.0	49.2
04-Dec-2003	11.5	54.0	04-Dec-2002	4.9	49.3
03-Dec-2003	11.5	54.1	03-Dec-2002	4.8	49.8
02-Dec-2003	11.7	54.0	02-Dec-2002	4.9	51.1
01-Dec-2003	11.3	54.2	29-Nov-2002	4.8	50.6
28-Nov-2003	10.9	53.3	28-Nov-2002	5.1	51.1
27-Nov-2003	10.9	53.1	27-Nov-2002	4.9	50.1
26-Nov-2003	10.8	52.7	26-Nov-2002	5.0	48.5
25-Nov-2003	10.9	52.9	25-Nov-2002	5.0	50.0
24-Nov-2003	10.8	53.1	22-Nov-2002	5.4	50.1
21-Nov-2003	10.4	52.1	21-Nov-2002	5.3	50.1
20-Nov-2003	10.4	51.8	20-Nov-2002	5.0	49.0
19-Nov-2003	10.6	52.2	19-Nov-2002	4.8	49.0
18-Nov-2003	10.9	52.0	18-Nov-2002	4.8	49.5
17-Nov-2003	10.2	52.0	15-Nov-2002	4.4	48.4
14-Nov-2003	10.7	52.9	14-Nov-2002	4.2	48.4
13-Nov-2003	10.7	53.0	13-Nov-2002	4.3	47.1
12-Nov-2003	11.1	53.1	12-Nov-2002	4.1	47.7
11-Nov-2003	10.8	52.7	11-Nov-2002	4.1	46.2
10-Nov-2003	11.2	53.1	08-Nov-2002	4.0	46.8
07-Nov-2003	11.4	53.4	07-Nov-2002	4.0	47.4
06-Nov-2003	11.0	52.9	06-Nov-2002	4.0	48.3
05-Nov-2003	11.1	52.7	05-Nov-2002	3.9	49.2
04-Nov-2003	11.2	52.7	04-Nov-2002	4.0	49.1
03-Nov-2003	11.5	53.1	01-Nov-2002	3.6	46.9
31-Oct-2003	11.5	52.5	31-Oct-2002	3.6	47.2
30-Oct-2003	11.4	52.5	30-Oct-2002	3.7	47.0
29-Oct-2003	11.3	52.4	29-Oct-2002	3.6	45.9
28-Oct-2003	11.4	52.6	28-Oct-2002	3.8	47.8
27-Oct-2003	11.3	52.0	25-Oct-2002	3.5	46.4
24-Oct-2003	10.8	51.5	24-Oct-2002	3.5	45.9
23-Oct-2003	11.7	51.6	23-Oct-2002	3.4	44.5
22-Oct-2003	11.7	51.8	22-Oct-2002	3.4	45.3
21-Oct-2003	12.3	52.3	21-Oct-2002	3.4	45.4
20-Oct-2003	12.0	52.0	18-Oct-2002	3.5	44.6
17-Oct-2003	12.1	51.8	17-Oct-2002	3.5	44.7
16-Oct-2003	11.6	52.2	16-Oct-2002	3.2	44.0
15-Oct-2003	11.6	52.0	15-Oct-2002	3.5	44.5
14-Oct-2003	10.9	52.0	14-Oct-2002	3.1	42.6

13-Oct-2003	11.0	52.0	11-Oct-2002	3.6	43.4
10-Oct-2003	11.2	51.6	10-Oct-2002	3.6	41.7
09-Oct-2003	11.0	52.1	09-Oct-2002	3.9	40.5
08-Oct-2003	10.8	51.4	08-Oct-2002	3.8	40.3
07-Oct-2003	10.5	51.2	07-Oct-2002	4.0	40.2
06-Oct-2003	10.5	51.2	04-Oct-2002	4.0	40.8
03-Oct-2003	10.7	51.4	03-Oct-2002	4.0	41.0
02-Oct-2003	10.5	50.0	02-Oct-2002	4.2	41.4
01-Oct-2003	10.3	50.3	01-Oct-2002	4.2	39.7
30-Sep-2003	10.3	49.5	30-Sep-2002	4.1	39.1
29-Sep-2003	10.2	50.3	27-Sep-2002	4.3	41.3
26-Sep-2003	10.1	50.4	26-Sep-2002	4.4	41.4
25-Sep-2003	10.9	50.6	25-Sep-2002	4.1	40.1
24-Sep-2003	11.4	50.9	24-Sep-2002	4.0	39.6
23-Sep-2003	11.2	51.3	23-Sep-2002	4.4	40.8
22-Sep-2003	11.3	51.1	20-Sep-2002	4.7	42.4
19-Sep-2003	12.0	52.1	19-Sep-2002	4.8	42.4
18-Sep-2003	11.5	52.9	18-Sep-2002	5.0	43.2
17-Sep-2003	11.4	52.5	17-Sep-2002	5.0	44.5
16-Sep-2003	11.3	52.4	16-Sep-2002	5.3	44.9
15-Sep-2003	11.2	51.8	13-Sep-2002	5.3	45.1
12-Sep-2003	10.4	51.6	12-Sep-2002	5.5	46.0
11-Sep-2003	10.3	51.9	11-Sep-2002	5.5	47.3
10-Sep-2003	10.6	51.8	10-Sep-2002	5.4	46.2
09-Sep-2003	10.7	52.0	09-Sep-2002	5.4	45.0
08-Sep-2003	11.4	51.9	06-Sep-2002	5.6	46.2
05-Sep-2003	11.4	51.7	05-Sep-2002	5.6	44.5
04-Sep-2003	11.2	51.8	04-Sep-2002	5.5	45.3
03-Sep-2003	12.5	52.0	03-Sep-2002	5.5	45.1
02-Sep-2003	12.4	51.5	02-Sep-2002	6.0	46.7
01-Sep-2003	12.4	51.5	30-Aug-2002	5.9	47.9
29-Aug-2003	12.0	51.3	29-Aug-2002	6.0	47.9
28-Aug-2003	11.3	51.9	28-Aug-2002	6.1	48.4
27-Aug-2003	11.0	51.9	27-Aug-2002	6.2	50.2
26-Aug-2003	10.8	51.9	26-Aug-2002	6.5	49.4
25-Aug-2003	11.0	52.2	23-Aug-2002	6.5	49.8
22-Aug-2003	11.0	52.8	22-Aug-2002	6.7	50.6
21-Aug-2003	10.6	52.8	21-Aug-2002	6.7	49.6
20-Aug-2003	10.5	52.8	20-Aug-2002	6.6	49.6
19-Aug-2003	11.0	53.2	19-Aug-2002	7.0	49.5
18-Aug-2003	10.6	53.3	16-Aug-2002	6.6	47.8
15-Aug-2003	10.8	52.8	15-Aug-2002	6.5	46.3
14-Aug-2003	10.7	52.7	14-Aug-2002	6.1	45.4
13-Aug-2003	9.7	51.7	13-Aug-2002	5.9	46.4
12-Aug-2003	9.1	51.8	12-Aug-2002	5.8	46.3
11-Aug-2003	9.3	51.6	09-Aug-2002	5.8	47.5
08-Aug-2003	9.2	51.4	08-Aug-2002	5.8	47.3
07-Aug-2003	9.3	51.0	07-Aug-2002	5.6	45.3
06-Aug-2003	9.4	51.1	06-Aug-2002	5.7	46.0
05-Aug-2003	9.5	51.6	05-Aug-2002	5.5	44.4
04-Aug-2003	9.4	50.9	02-Aug-2002	5.6	45.7
01-Aug-2003	9.5	51.2	01-Aug-2002	5.7	45.8
31-Jul-2003	9.5	51.7	31-Jul-2002	5.7	47.3
30-Jul-2003	9.4	51.4	30-Jul-2002	5.6	47.9
29-Jul-2003	9.3	50.9	29-Jul-2002	5.6	49.3

28-Jul-2003	9.3	51.1	26-Jul-2002	5.4	47.5
25-Jul-2003	8.8	50.7	25-Jul-2002	5.6	47.5
24-Jul-2003	8.7	51.1	24-Jul-2002	5.1	45.7
23-Jul-2003	8.2	50.4	23-Jul-2002	5.0	46.0
22-Jul-2003	8.0	50.3	22-Jul-2002	4.9	47.5
21-Jul-2003	7.9	50.0	19-Jul-2002	4.8	48.6
18-Jul-2003	8.1	50.5	18-Jul-2002	4.9	50.8
17-Jul-2003	8.0	50.5	17-Jul-2002	4.9	49.9
16-Jul-2003	8.1	50.8	16-Jul-2002	4.9	47.6
15-Jul-2003	8.2	51.1	15-Jul-2002	4.9	45.8
14-Jul-2003	7.7	51.4	12-Jul-2002	5.1	48.7
11-Jul-2003	7.1	50.5	11-Jul-2002	5.0	47.4
10-Jul-2003	7.3	50.0	10-Jul-2002	4.9	48.3
09-Jul-2003	7.3	50.4	09-Jul-2002	4.8	48.8
08-Jul-2003	7.4	50.5	08-Jul-2002	5.0	49.2
07-Jul-2003	7.4	51.0	05-Jul-2002	5.2	49.0
04-Jul-2003	7.2	50.6	04-Jul-2002	5.2	46.0
03-Jul-2003	7.5	50.6	03-Jul-2002	5.2	44.7
02-Jul-2003	7.6	51.0	02-Jul-2002	5.2	45.9
01-Jul-2003	7.5	50.4	01-Jul-2002	4.9	47.7
30-Jun-2003	7.0	51.2	28-Jun-2002	4.8	46.9
27-Jun-2003	7.2	51.9	27-Jun-2002	4.6	45.3
26-Jun-2003	7.1	51.4	26-Jun-2002	4.5	45.2
25-Jun-2003	7.0	51.0	25-Jun-2002	4.6	46.0
24-Jun-2003	6.5	50.6	24-Jun-2002	4.5	45.0
23-Jun-2003	7.0	50.5	21-Jun-2002	4.4	46.5
20-Jun-2003	7.2	51.2	20-Jun-2002	4.5	47.1
19-Jun-2003	7.4	50.7	19-Jun-2002	4.6	48.8
18-Jun-2003	7.8	51.3	18-Jun-2002	4.9	49.9
17-Jun-2003	7.6	50.8	17-Jun-2002	5.1	50.2
16-Jun-2003	7.8	50.4	14-Jun-2002	5.0	48.7
13-Jun-2003	7.6	49.6	13-Jun-2002	5.1	50.1
12-Jun-2003	7.7	50.2	12-Jun-2002	5.3	51.2
11-Jun-2003	7.4	49.8	11-Jun-2002	5.3	52.6
10-Jun-2003	7.3	49.4	10-Jun-2002	5.3	51.0
09-Jun-2003	7.8	49.5	07-Jun-2002	5.2	50.9
06-Jun-2003	7.9	49.7	06-Jun-2002	5.4	51.8
05-Jun-2003	8.0	49.3	05-Jun-2002	5.3	52.6
04-Jun-2003	8.1	49.9	04-Jun-2002	5.5	53.3
03-Jun-2003	8.0	49.8	03-Jun-2002	5.5	54.9
02-Jun-2003	8.4	50.3	31-May-2002	5.5	55.6
30-May-2003	7.1	49.3	30-May-2002	5.1	54.7
29-May-2003	7.4	49.3	29-May-2002	4.9	56.1
28-May-2003	6.2	49.1	28-May-2002	5.2	56.8
27-May-2003	5.9	48.4	27-May-2002	5.0	56.6
26-May-2003	5.6	47.9	24-May-2002	5.1	56.3
23-May-2003	5.6	47.8	23-May-2002	5.1	56.2
22-May-2003	5.5	47.7	22-May-2002	5.6	56.2
21-May-2003	5.6	47.2	21-May-2002	5.9	57.1
20-May-2003	5.4	47.4	20-May-2002	5.9	57.5
19-May-2003	5.5	46.9	17-May-2002	5.4	58.2
16-May-2003	5.8	48.5	16-May-2002	5.6	58.5
15-May-2003	5.4	48.4	15-May-2002	5.2	57.8
14-May-2003	5.0	47.7	14-May-2002	5.2	56.6
13-May-2003	5.3	47.7	13-May-2002	5.0	55.6

12-May-2003	5.3	47.5	10-May-2002	4.7	54.9
09-May-2003	5.4	47.5	09-May-2002	4.8	56.9
08-May-2003	5.4	46.8	08-May-2002	4.9	57.2
07-May-2003	5.5	47.5	07-May-2002	4.8	54.8
06-May-2003	5.5	48.9	06-May-2002	4.9	54.8
05-May-2003	5.0	47.9	03-May-2002	4.9	54.8
02-May-2003	5.0	47.7	02-May-2002	5.2	56.6
01-May-2003	4.8	47.9	01-May-2002	3.7	59.3
30-Apr-2003	4.9	48.1	30-Apr-2002	3.8	59.7
29-Apr-2003	4.8	48.4	29-Apr-2002	4.0	60.5
28-Apr-2003	5.0	49.1	26-Apr-2002	4.2	60.5
25-Apr-2003	4.9	48.2	25-Apr-2002	4.4	61.2
24-Apr-2003	5.3	48.6	24-Apr-2002	4.7	62.3
23-Apr-2003	4.9	48.9	23-Apr-2002	5.0	63.4
22-Apr-2003	4.8	48.3	22-Apr-2002	5.0	64.2
21-Apr-2003	4.9	47.9	19-Apr-2002	5.1	65.1
18-Apr-2003	4.9	47.9	18-Apr-2002	5.1	65.0
17-Apr-2003	4.9	47.9	17-Apr-2002	5.0	65.6
16-Apr-2003	4.9	47.6	16-Apr-2002	5.2	65.1
15-Apr-2003	4.8	48.1	15-Apr-2002	4.9	62.6
14-Apr-2003	4.6	47.1	12-Apr-2002	4.7	62.2
11-Apr-2003	4.4	46.7	11-Apr-2002	4.9	62.2
10-Apr-2003	4.1	46.3	10-Apr-2002	5.1	64.2
09-Apr-2003	4.1	47.1	09-Apr-2002	5.1	63.8
08-Apr-2003	4.1	47.2	08-Apr-2002	5.0	63.6
07-Apr-2003	3.8	47.7	05-Apr-2002	5.0	65.0
04-Apr-2003	3.6	45.9	04-Apr-2002	4.9	65.1
03-Apr-2003	3.6	45.0	03-Apr-2002	5.2	65.2
02-Apr-2003	3.7	45.0	02-Apr-2002	5.6	65.1
01-Apr-2003	3.7	43.3	01-Apr-2002	5.6	66.7
31-Mar-2003	3.8	42.6	29-Mar-2002	5.6	66.7
28-Mar-2003	3.9	43.9	28-Mar-2002	5.6	66.7
27-Mar-2003	3.9	43.8	27-Mar-2002	5.5	66.6
26-Mar-2003	4.0	44.2	26-Mar-2002	6.5	66.8
25-Mar-2003	4.0	44.1	25-Mar-2002	6.4	66.5
24-Mar-2003	4.0	43.5	22-Mar-2002	6.1	66.9
21-Mar-2003	4.1	45.1	21-Mar-2002	6.4	66.2
20-Mar-2003	4.0	44.5	20-Mar-2002	6.7	65.7
19-Mar-2003	4.2	44.8	19-Mar-2002	7.1	65.9
18-Mar-2003	4.6	44.0	18-Mar-2002	7.0	65.7
17-Mar-2003	4.0	43.9	15-Mar-2002	6.6	65.8
14-Mar-2003	4.1	42.6	14-Mar-2002	6.7	65.2
13-Mar-2003	4.0	41.1	13-Mar-2002	6.7	64.9
12-Mar-2003	4.0	38.4	12-Mar-2002	7.0	65.0
11-Mar-2003	4.2	40.1	11-Mar-2002	7.7	66.2
10-Mar-2003	4.2	39.4	08-Mar-2002	7.0	67.4
07-Mar-2003	4.4	40.9	07-Mar-2002	6.5	67.4
06-Mar-2003	4.4	41.5	06-Mar-2002	5.8	66.9
05-Mar-2003	4.4	42.0	05-Mar-2002	5.6	66.4
04-Mar-2003	4.4	42.2	04-Mar-2002	5.6	67.1
03-Mar-2003	4.5	43.5	01-Mar-2002	5.0	65.3
28-Feb-2003	4.4	43.9	28-Feb-2002	4.7	64.4
27-Feb-2003	4.5	43.0	27-Feb-2002	4.8	64.4
26-Feb-2003	4.7	42.5	26-Feb-2002	5.0	62.7
25-Feb-2003	4.3	42.2	25-Feb-2002	4.8	62.0

24-Feb-2003	4.5	44.1	22-Feb-2002	4.1	61.0
21-Feb-2003	4.6	44.9	21-Feb-2002	4.9	61.8
20-Feb-2003	4.6	44.7	20-Feb-2002	6.0	60.7
19-Feb-2003	4.5	45.4	19-Feb-2002	6.1	60.5
18-Feb-2003	4.7	47.4	18-Feb-2002	6.9	61.8
17-Feb-2003	4.5	47.1	15-Feb-2002	6.3	62.4
14-Feb-2003	4.5	46.8	14-Feb-2002	6.1	63.8
13-Feb-2003	4.5	46.0	13-Feb-2002	6.7	63.0
12-Feb-2003	4.4	46.7	12-Feb-2002	7.2	62.9
11-Feb-2003	4.6	46.9	11-Feb-2002	7.7	64.0
10-Feb-2003	4.6	45.4	08-Feb-2002	7.6	62.7
07-Feb-2003	4.5	45.5	07-Feb-2002	7.7	62.7
06-Feb-2003	4.2	45.8	06-Feb-2002	7.3	61.4
05-Feb-2003	4.2	46.5	05-Feb-2002	7.3	63.0
04-Feb-2003	4.1	45.2	04-Feb-2002	7.5	64.1
03-Feb-2003	4.3	46.5	01-Feb-2002	8.1	65.7
31-Jan-2003	4.0	46.3	31-Jan-2002	8.0	65.7
30-Jan-2003	4.0	46.3	30-Jan-2002	7.6	64.8
29-Jan-2003	4.0	46.2	29-Jan-2002	8.1	66.0
28-Jan-2003	4.1	46.5	28-Jan-2002	9.4	67.7
27-Jan-2003	4.4	47.0	25-Jan-2002	9.5	67.8
24-Jan-2003	4.6	48.5	24-Jan-2002	10.4	68.4
23-Jan-2003	4.6	48.5	23-Jan-2002	11.4	67.8
22-Jan-2003	4.8	48.9	22-Jan-2002	12.2	67.4
21-Jan-2003	5.0	49.4	21-Jan-2002	11.9	67.1
20-Jan-2003	5.0	49.2	18-Jan-2002	12.0	67.9
17-Jan-2003	5.1	49.7	17-Jan-2002	12.3	68.0
16-Jan-2003	5.2	51.2	16-Jan-2002	12.0	66.6
15-Jan-2003	5.0	50.6	15-Jan-2002	12.9	67.9
14-Jan-2003	5.1	51.2	14-Jan-2002	12.5	67.5
13-Jan-2003	5.1	50.8	11-Jan-2002	13.2	69.7
10-Jan-2003	5.1	49.6	10-Jan-2002	13.4	69.6
09-Jan-2003	4.9	49.5	09-Jan-2002	14.1	70.9
08-Jan-2003	4.8	48.9	08-Jan-2002	13.4	71.9
07-Jan-2003	4.9	49.0	07-Jan-2002	14.1	72.3
06-Jan-2003	5.0	48.5	04-Jan-2002	14.9	74.2
03-Jan-2003	4.9	48.0	03-Jan-2002	14.8	73.7
02-Jan-2003	5.1	47.6	02-Jan-2002	13.3	71.2
01-Jan-2003	5.1	45.7	01-Jan-2002	12.7	71.4
31-Dec-2001	12.7	71.4	29-Dec-2000	160.6	101.8
28-Dec-2001	11.5	71.3	28-Dec-2000	162.3	101.1
27-Dec-2001	11.2	71.5	27-Dec-2000	161.7	102.6
26-Dec-2001	11.2	70.6	26-Dec-2000	159.6	103.2
25-Dec-2001	11.2	70.6	25-Dec-2000	159.6	103.2
24-Dec-2001	11.2	70.6	22-Dec-2000	159.6	103.2
21-Dec-2001	11.2	70.6	21-Dec-2000	166.2	104.0
20-Dec-2001	11.4	69.8	20-Dec-2000	164.5	106.4
19-Dec-2001	12.8	70.7	19-Dec-2000	174.0	111.5
18-Dec-2001	13.6	71.7	18-Dec-2000	172.9	109.0
17-Dec-2001	14.3	71.6	15-Dec-2000	165.8	110.7
14-Dec-2001	13.4	69.8	14-Dec-2000	173.0	115.2
13-Dec-2001	14.2	70.4	13-Dec-2000	180.9	118.0
12-Dec-2001	15.3	72.5	12-Dec-2000	185.7	120.7
11-Dec-2001	16.2	73.4	11-Dec-2000	192.2	119.9
10-Dec-2001	16.3	72.9	08-Dec-2000	182.9	113.3

07-Dec-2001	17.7	74.5	07-Dec-2000	167.2	111.7
06-Dec-2001	18.1	75.0	06-Dec-2000	176.2	112.7
05-Dec-2001	18.4	75.1	05-Dec-2000	164.6	112.5
04-Dec-2001	15.7	71.7	04-Dec-2000	149.0	108.1
03-Dec-2001	15.2	70.5	01-Dec-2000	149.5	111.7
30-Nov-2001	15.4	71.4	30-Nov-2000	135.0	109.4
29-Nov-2001	15.6	70.0	29-Nov-2000	140.1	114.1
28-Nov-2001	15.6	69.7	28-Nov-2000	154.5	114.5
27-Nov-2001	17.5	70.6	27-Nov-2000	172.9	119.1
26-Nov-2001	17.8	72.0	24-Nov-2000	166.2	119.0
23-Nov-2001	18.4	72.6	23-Nov-2000	166.1	114.2
22-Nov-2001	17.8	73.0	22-Nov-2000	160.6	111.9
21-Nov-2001	18.2	72.2	21-Nov-2000	181.4	115.8
20-Nov-2001	18.5	74.2	20-Nov-2000	183.7	115.0
19-Nov-2001	21.0	76.5	17-Nov-2000	195.2	119.3
16-Nov-2001	19.5	74.9	16-Nov-2000	190.2	122.5
15-Nov-2001	21.5	74.7	15-Nov-2000	200.2	125.0
14-Nov-2001	20.1	72.9	14-Nov-2000	194.0	124.8
13-Nov-2001	18.3	71.2	13-Nov-2000	178.5	117.1
12-Nov-2001	16.2	68.2	10-Nov-2000	191.7	119.8
09-Nov-2001	17.6	70.4	09-Nov-2000	205.2	124.7
08-Nov-2001	16.5	71.8	08-Nov-2000	223.1	128.4
07-Nov-2001	15.6	69.8	07-Nov-2000	223.6	129.8
06-Nov-2001	15.1	68.3	06-Nov-2000	237.7	130.0
05-Nov-2001	14.4	68.3	03-Nov-2000	240.9	129.7
02-Nov-2001	13.4	66.1	02-Nov-2000	234.2	131.0
01-Nov-2001	12.9	66.7	01-Nov-2000	242.6	131.6
31-Oct-2001	13.1	67.0	31-Oct-2000	245.4	133.8
30-Oct-2001	13.6	65.5	30-Oct-2000	242.9	135.1
29-Oct-2001	15.3	68.3	27-Oct-2000	247.6	136.0
26-Oct-2001	13.6	70.5	26-Oct-2000	235.5	130.6
25-Oct-2001	12.7	68.6	25-Oct-2000	244.1	131.3
24-Oct-2001	12.0	71.1	24-Oct-2000	254.3	132.5
23-Oct-2001	11.9	69.3	23-Oct-2000	221.4	123.4
22-Oct-2001	10.7	66.1	20-Oct-2000	223.1	120.4
19-Oct-2001	13.4	64.7	19-Oct-2000	207.8	117.6
18-Oct-2001	14.5	65.9	18-Oct-2000	198.0	113.6
17-Oct-2001	14.3	66.8	17-Oct-2000	202.5	116.0
16-Oct-2001	12.8	64.5	16-Oct-2000	212.5	119.0
15-Oct-2001	12.9	63.1	13-Oct-2000	201.3	117.8
12-Oct-2001	13.2	63.8	12-Oct-2000	193.0	115.0
11-Oct-2001	11.9	64.7	11-Oct-2000	197.4	115.9
10-Oct-2001	11.2	65.8	10-Oct-2000	204.5	120.8
09-Oct-2001	11.2	63.9	09-Oct-2000	203.9	122.4
08-Oct-2001	10.8	64.0	06-Oct-2000	211.9	126.1
05-Oct-2001	10.0	63.1	05-Oct-2000	218.1	128.4
04-Oct-2001	10.0	63.8	04-Oct-2000	214.7	128.2
03-Oct-2001	9.3	61.6	03-Oct-2000	223.2	130.3
02-Oct-2001	6.9	61.2	02-Oct-2000	217.5	129.2
01-Oct-2001	7.6	60.8	29-Sep-2000	216.4	126.7
28-Sep-2001	8.1	61.9	28-Sep-2000	219.2	127.4
27-Sep-2001	8.6	60.8	27-Sep-2000	217.0	127.7
26-Sep-2001	10.8	61.5	26-Sep-2000	217.5	127.7
25-Sep-2001	12.3	60.7	25-Sep-2000	223.6	131.3
24-Sep-2001	12.9	61.1	22-Sep-2000	210.3	126.5

21-Sep-2001	12.7	58.3	21-Sep-2000	217.8	127.2
20-Sep-2001	14.5	58.6	20-Sep-2000	227.6	130.9
19-Sep-2001	15.0	58.4	19-Sep-2000	239.8	135.7
18-Sep-2001	16.6	58.8	18-Sep-2000	238.3	135.7
17-Sep-2001	17.0	57.8	15-Sep-2000	237.6	138.4
14-Sep-2001	17.7	54.9	14-Sep-2000	248.5	140.0
13-Sep-2001	18.6	57.9	13-Sep-2000	228.2	137.3
12-Sep-2001	19.4	56.9	12-Sep-2000	228.7	139.4
11-Sep-2001	17.7	54.4	11-Sep-2000	237.6	140.0
10-Sep-2001	18.8	57.8	08-Sep-2000	239.9	142.8
07-Sep-2001	19.2	57.4	07-Sep-2000	254.3	146.1
06-Sep-2001	19.5	59.2	06-Sep-2000	247.6	147.1
05-Sep-2001	20.7	61.7	05-Sep-2000	254.3	149.9
04-Sep-2001	23.8	64.7	04-Sep-2000	274.2	154.7
03-Sep-2001	21.0	64.0	01-Sep-2000	271.6	147.3
31-Aug-2001	17.3	66.0	31-Aug-2000	258.8	139.4
30-Aug-2001	17.9	66.8	30-Aug-2000	218.7	138.3
29-Aug-2001	20.1	69.2	29-Aug-2000	198.6	139.8
28-Aug-2001	21.8	68.8	28-Aug-2000	201.9	141.2
27-Aug-2001	22.2	70.1	25-Aug-2000	201.9	139.6
24-Aug-2001	22.2	70.2	24-Aug-2000	198.0	136.5
23-Aug-2001	23.0	67.6	23-Aug-2000	197.2	133.8
22-Aug-2001	25.4	67.9	22-Aug-2000	198.0	135.0
21-Aug-2001	26.1	69.0	21-Aug-2000	201.3	140.2
20-Aug-2001	27.4	68.7	18-Aug-2000	202.5	142.9
17-Aug-2001	29.0	68.6	17-Aug-2000	204.7	146.8
16-Aug-2001	30.7	70.1	16-Aug-2000	215.8	149.9
15-Aug-2001	31.6	72.8	15-Aug-2000	218.1	150.8
14-Aug-2001	33.2	73.9	14-Aug-2000	215.8	152.1
13-Aug-2001	32.8	72.6	11-Aug-2000	209.7	150.9
10-Aug-2001	33.7	72.2	10-Aug-2000	209.9	152.4
09-Aug-2001	33.5	73.9	09-Aug-2000	211.9	148.9
08-Aug-2001	35.1	76.1	08-Aug-2000	219.2	144.7
07-Aug-2001	37.4	79.6	07-Aug-2000	240.5	146.5
06-Aug-2001	35.1	80.6	04-Aug-2000	227.6	146.1
03-Aug-2001	41.3	80.3	03-Aug-2000	218.0	143.4
02-Aug-2001	45.0	81.0	02-Aug-2000	227.2	146.6
01-Aug-2001	41.0	80.6	01-Aug-2000	232.6	148.7
31-Jul-2001	41.0	81.2	31-Jul-2000	232.6	148.9
30-Jul-2001	40.3	81.2	28-Jul-2000	244.3	147.9
27-Jul-2001	37.7	79.3	27-Jul-2000	261.1	153.5
26-Jul-2001	34.6	77.5	26-Jul-2000	271.1	155.5
25-Jul-2001	35.4	76.2	25-Jul-2000	265.5	154.8
24-Jul-2001	37.6	77.4	24-Jul-2000	267.7	155.5
23-Jul-2001	37.9	78.3	21-Jul-2000	271.6	162.1
20-Jul-2001	37.9	78.0	20-Jul-2000	272.7	165.9
19-Jul-2001	38.9	79.0	19-Jul-2000	267.7	168.5
18-Jul-2001	36.0	77.9	18-Jul-2000	278.8	170.5
17-Jul-2001	34.1	79.2	17-Jul-2000	290.0	173.9
16-Jul-2001	37.7	80.2	14-Jul-2000	277.5	171.3
13-Jul-2001	42.8	80.4	13-Jul-2000	256.7	169.9
12-Jul-2001	44.6	79.8	12-Jul-2000	248.5	168.1
11-Jul-2001	43.4	78.3	11-Jul-2000	247.2	168.7
10-Jul-2001	47.4	80.1	10-Jul-2000	249.2	170.0
09-Jul-2001	44.3	80.1	07-Jul-2000	256.6	170.0

06-Jul-2001	42.4	80.3	06-Jul-2000	250.6	164.3
05-Jul-2001	46.5	82.4	05-Jul-2000	256.6	162.9
04-Jul-2001	51.4	82.9	04-Jul-2000	264.4	161.4
03-Jul-2001	55.7	84.2	03-Jul-2000	267.7	164.0
02-Jul-2001	56.9	85.0	30-Jun-2000	245.4	162.3
29-Jun-2001	54.9	82.4	29-Jun-2000	239.2	160.9
28-Jun-2001	52.8	81.1	28-Jun-2000	255.4	170.0
27-Jun-2001	50.0	77.7	27-Jun-2000	263.4	169.1
26-Jun-2001	49.7	77.9	26-Jun-2000	271.1	170.9
25-Jun-2001	51.3	79.9	23-Jun-2000	284.4	170.2
22-Jun-2001	52.4	79.1	22-Jun-2000	288.9	169.2
21-Jun-2001	54.1	78.9	21-Jun-2000	295.6	170.4
20-Jun-2001	55.8	78.9	20-Jun-2000	298.0	176.2
19-Jun-2001	61.3	80.1	19-Jun-2000	295.4	174.5
18-Jun-2001	65.6	80.3	16-Jun-2000	312.3	175.7
15-Jun-2001	68.9	83.0	15-Jun-2000	285.6	180.5
14-Jun-2001	64.7	84.0	14-Jun-2000	291.1	182.1
13-Jun-2001	70.9	85.6	13-Jun-2000	278.9	177.0
12-Jun-2001	71.9	83.5	12-Jun-2000	286.1	178.1
11-Jun-2001	75.0	84.8	09-Jun-2000	280.0	178.3
08-Jun-2001	78.1	85.2	08-Jun-2000	293.1	179.3
07-Jun-2001	77.5	84.3	07-Jun-2000	297.8	177.1
06-Jun-2001	79.2	85.0	06-Jun-2000	301.2	181.9
05-Jun-2001	80.9	87.1	05-Jun-2000	303.4	184.2
04-Jun-2001	78.6	87.1	02-Jun-2000	313.4	187.0
01-Jun-2001	80.0	86.6	01-Jun-2000	283.3	178.7
31-May-2001	82.0	88.0	31-May-2000	263.1	173.8
30-May-2001	78.2	87.7	30-May-2000	261.1	171.3
29-May-2001	85.3	91.1	29-May-2000	246.2	164.4
28-May-2001	88.1	93.0	26-May-2000	246.2	161.0
25-May-2001	88.1	92.8	25-May-2000	231.9	159.1
24-May-2001	89.9	93.1	24-May-2000	199.4	151.9
23-May-2001	91.5	92.5	23-May-2000	201.3	155.2
22-May-2001	95.4	94.1	22-May-2000	207.7	151.4
21-May-2001	93.1	93.5	19-May-2000	213.3	155.3
18-May-2001	95.5	93.7	18-May-2000	228.6	168.3
17-May-2001	95.9	93.9	17-May-2000	253.5	173.1
16-May-2001	92.8	92.6	16-May-2000	249.3	180.8
15-May-2001	91.5	92.9	15-May-2000	229.9	172.4
14-May-2001	88.9	91.9	12-May-2000	246.5	177.3
11-May-2001	93.3	93.8	11-May-2000	252.9	174.0
10-May-2001	100.2	95.4	10-May-2000	280.2	167.1
09-May-2001	103.0	95.4	09-May-2000	294.5	173.5
08-May-2001	109.3	96.6	08-May-2000	311.1	183.4
07-May-2001	100.4	98.3	05-May-2000	314.6	189.6
04-May-2001	100.4	97.8	04-May-2000	314.0	187.5
03-May-2001	106.6	97.6	03-May-2000	297.7	193.5
02-May-2001	113.4	100.6	02-May-2000	327.7	201.3
01-May-2001	104.3	102.1	01-May-2000	304.4	191.7
30-Apr-2001	107.6	101.1	28-Apr-2000	304.4	190.5
27-Apr-2001	102.6	98.9	27-Apr-2000	282.3	185.4
26-Apr-2001	93.7	97.9	26-Apr-2000	299.2	192.2
25-Apr-2001	87.6	98.3	25-Apr-2000	299.1	187.8
24-Apr-2001	85.3	99.4	24-Apr-2000	313.3	189.1
23-Apr-2001	87.5	98.6	21-Apr-2000	313.3	189.1

20-Apr-2001	91.8	101.1	20-Apr-2000	313.3	189.1
19-Apr-2001	88.7	102.4	19-Apr-2000	291.1	185.2
18-Apr-2001	88.1	102.1	18-Apr-2000	302.5	186.7
17-Apr-2001	76.5	96.6	17-Apr-2000	286.9	182.6
16-Apr-2001	80.3	98.3	14-Apr-2000	307.9	182.2
13-Apr-2001	80.3	98.3	13-Apr-2000	314.2	190.7
12-Apr-2001	80.3	98.3	12-Apr-2000	313.6	187.7
11-Apr-2001	79.0	98.1	11-Apr-2000	317.8	190.9
10-Apr-2001	77.6	98.6	10-Apr-2000	346.6	201.2
09-Apr-2001	71.9	93.9	07-Apr-2000	349.2	199.6
06-Apr-2001	70.3	91.4	06-Apr-2000	334.7	195.3
05-Apr-2001	71.9	92.8	05-Apr-2000	313.6	184.5
04-Apr-2001	70.1	89.6	04-Apr-2000	284.4	188.2
03-Apr-2001	75.3	86.7	03-Apr-2000	318.0	193.1
02-Apr-2001	81.4	89.9	31-Mar-2000	333.0	208.3
30-Mar-2001	82.0	89.5	30-Mar-2000	338.1	207.8
29-Mar-2001	85.9	89.7	29-Mar-2000	370.2	222.4
28-Mar-2001	91.9	89.6	28-Mar-2000	379.1	226.6
27-Mar-2001	101.5	92.3	27-Mar-2000	380.6	223.5
26-Mar-2001	99.2	88.5	24-Mar-2000	388.3	223.3
23-Mar-2001	92.6	84.5	23-Mar-2000	353.7	215.3
22-Mar-2001	82.3	80.9	22-Mar-2000	345.0	216.4
21-Mar-2001	85.6	84.7	21-Mar-2000	357.5	220.9
20-Mar-2001	96.5	89.0	20-Mar-2000	389.4	226.1
19-Mar-2001	92.0	87.0	17-Mar-2000	385.4	219.5
16-Mar-2001	99.8	88.6	16-Mar-2000	374.9	214.0
15-Mar-2001	111.1	91.3	15-Mar-2000	389.0	213.1
14-Mar-2001	104.6	88.7	14-Mar-2000	416.1	227.5
13-Mar-2001	118.0	90.8	13-Mar-2000	409.7	231.0
12-Mar-2001	127.2	89.5	10-Mar-2000	421.6	240.4
09-Mar-2001	136.5	93.0	09-Mar-2000	423.2	235.2
08-Mar-2001	145.9	95.7	08-Mar-2000	437.9	230.2
07-Mar-2001	145.6	97.3	07-Mar-2000	439.6	237.7
06-Mar-2001	145.8	97.6	06-Mar-2000	442.2	247.1
05-Mar-2001	137.1	94.2	03-Mar-2000	451.5	249.2
02-Mar-2001	127.4	91.4	02-Mar-2000	435.8	239.9
01-Mar-2001	132.3	89.8	01-Mar-2000	454.3	218.0
28-Feb-2001	138.7	91.7	29-Feb-2000	405.0	212.3
27-Feb-2001	149.5	93.9	28-Feb-2000	408.9	210.3
26-Feb-2001	149.2	92.4	25-Feb-2000	417.2	218.6
23-Feb-2001	145.9	89.4	24-Feb-2000	384.5	213.5
22-Feb-2001	152.3	91.6	23-Feb-2000	365.1	211.1
21-Feb-2001	144.6	92.5	22-Feb-2000	382.9	205.0
20-Feb-2001	150.9	94.7	21-Feb-2000	401.1	204.1
19-Feb-2001	151.9	95.3	18-Feb-2000	404.0	206.7
16-Feb-2001	156.2	95.3	17-Feb-2000	419.9	205.2
15-Feb-2001	164.0	97.7	16-Feb-2000	405.5	201.4
14-Feb-2001	154.6	95.8	15-Feb-2000	397.3	202.7
13-Feb-2001	169.5	101.7	14-Feb-2000	393.3	210.8
12-Feb-2001	170.1	105.4	11-Feb-2000	391.0	214.4
09-Feb-2001	165.6	103.3	10-Feb-2000	396.4	213.5
08-Feb-2001	171.8	106.7	09-Feb-2000	414.7	216.4
07-Feb-2001	178.5	107.4	08-Feb-2000	413.5	211.3
06-Feb-2001	191.2	112.2	07-Feb-2000	399.8	201.6
05-Feb-2001	184.0	112.5	04-Feb-2000	417.8	208.0

02-Feb-2001	193.5	113.3	03-Feb-2000	396.1	199.1
01-Feb-2001	206.7	115.7	02-Feb-2000	342.6	186.7
31-Jan-2001	214.3	118.0	01-Feb-2000	334.1	189.2
30-Jan-2001	209.7	117.6	31-Jan-2000	327.5	181.6
29-Jan-2001	204.6	116.0	28-Jan-2000	335.6	188.4
26-Jan-2001	197.7	115.3	27-Jan-2000	347.5	190.2
25-Jan-2001	204.6	115.6	26-Jan-2000	335.5	181.8
24-Jan-2001	210.0	117.1	25-Jan-2000	331.6	175.0
23-Jan-2001	200.8	115.7	24-Jan-2000	346.1	176.7
22-Jan-2001	201.3	117.1	21-Jan-2000	343.1	177.1
19-Jan-2001	197.4	118.9	20-Jan-2000	354.8	179.8
18-Jan-2001	186.3	118.2	19-Jan-2000	340.0	179.7
17-Jan-2001	179.6	117.3	18-Jan-2000	336.5	182.5
16-Jan-2001	179.0	113.4	17-Jan-2000	358.4	185.6
15-Jan-2001	196.3	116.1	14-Jan-2000	349.6	179.4
12-Jan-2001	197.3	116.6	13-Jan-2000	334.4	172.1
11-Jan-2001	191.7	110.9	12-Jan-2000	317.9	167.9
10-Jan-2001	195.8	108.2	11-Jan-2000	325.5	167.0
09-Jan-2001	186.8	106.6	10-Jan-2000	314.9	169.2
08-Jan-2001	179.6	107.7	07-Jan-2000	294.0	165.8
05-Jan-2001	180.7	109.3	06-Jan-2000	290.2	161.4
04-Jan-2001	170.1	107.2	05-Jan-2000	312.3	168.8
03-Jan-2001	143.9	101.2	04-Jan-2000	332.6	177.0
02-Jan-2001	152.9	99.9	03-Jan-2000	353.5	186.7
01-Jan-2001	160.6	101.8			
31-Dec-1999	353.5	187.4			
30-Dec-1999	353.5	187.4			
29-Dec-1999	345.2	183.6			
28-Dec-1999	355.2	181.8			
27-Dec-1999	355.2	181.4			
24-Dec-1999	355.2	180.1			
23-Dec-1999	346.8	180.0			
22-Dec-1999	336.6	175.3			
21-Dec-1999	322.3	169.1			
20-Dec-1999	344.9	169.1			
17-Dec-1999	323.5	162.7			
16-Dec-1999	308.6	160.9			
15-Dec-1999	307.6	161.4			
14-Dec-1999	330.0	165.4			
13-Dec-1999	338.0	163.8			
10-Dec-1999	342.7	161.8			
09-Dec-1999	317.8	164.7			
08-Dec-1999	302.1	162.5			
07-Dec-1999	300.6	164.0			
06-Dec-1999	279.4	161.7			
03-Dec-1999	273.6	159.7			
02-Dec-1999	263.2	153.4			
01-Dec-1999	255.7	152.1			
30-Nov-1999	264.0	150.3			
29-Nov-1999	271.3	152.9			
26-Nov-1999	259.2	154.3			
25-Nov-1999	262.1	151.3			
24-Nov-1999	242.2	145.1			

```
23-Nov-1999        234.2              145.9
22-Nov-1999        230.6              144.8
19-Nov-1999        232.0              147.3
18-Nov-1999        234.1              142.1
17-Nov-1999        233.7              137.7
16-Nov-1999        230.9              139.6
15-Nov-1999        225.4              139.5
12-Nov-1999        232.0              137.2
11-Nov-1999        244.3              137.3
10-Nov-1999        241.2              130.3
09-Nov-1999        217.3              128.8
08-Nov-1999        208.0              127.3
05-Nov-1999        203.0              128.1
04-Nov-1999        208.1              127.7
03-Nov-1999        214.2              124.8
02-Nov-1999        215.6              122.9
01-Nov-1999        206.0              121.8
29-Oct-1999        202.9              121.8
28-Oct-1999        199.4              120.6
27-Oct-1999        198.6              118.3
26-Oct-1999        198.0              118.3
25-Oct-1999        194.1              116.9
22-Oct-1999        200.0              118.3
21-Oct-1999        187.2              115.1
20-Oct-1999        180.4              114.9
19-Oct-1999        178.5              114.7
18-Oct-1999        169.7              110.4
15-Oct-1999        170.3              111.4
14-Oct-1999        176.9              113.2
13-Oct-1999        182.0              114.1
12-Oct-1999        183.7              115.7
11-Oct-1999        182.3              117.4
08-Oct-1999        184.4              117.9
07-Oct-1999        186.1              116.9
06-Oct-1999        175.1              114.2
05-Oct-1999        164.3              112.6
04-Oct-1999        160.7              110.7
01-Oct-1999        157.6              109.1
30-Sep-1999        161.1              110.5
29-Sep-1999        152.0              110.6
28-Sep-1999        150.3              111.4
27-Sep-1999        149.7              112.9
24-Sep-1999        143.8              112.1
23-Sep-1999        144.8              113.9
22-Sep-1999        138.9              110.8
21-Sep-1999        141.8              111.0
20-Sep-1999        142.2              113.1
17-Sep-1999        137.2              110.9
16-Sep-1999        134.4              110.5
15-Sep-1999        142.3              110.4
14-Sep-1999        141.4              111.3
13-Sep-1999        150.7              113.1
10-Sep-1999        153.6              114.5
09-Sep-1999        153.4              114.9
08-Sep-1999        153.4              114.0
```

07-Sep-1999	155.7	114.8
06-Sep-1999	156.3	116.4
03-Sep-1999	153.6	114.8
02-Sep-1999	145.8	111.3
01-Sep-1999	154.0	114.3
31-Aug-1999	151.1	113.3
30-Aug-1999	154.7	115.6
27-Aug-1999	154.7	115.9
26-Aug-1999	154.2	115.4
25-Aug-1999	147.4	114.9
24-Aug-1999	140.1	110.6
23-Aug-1999	138.3	109.6
20-Aug-1999	136.1	109.2
19-Aug-1999	136.1	108.3
18-Aug-1999	139.1	109.6
17-Aug-1999	139.7	108.8
16-Aug-1999	143.0	108.7
13-Aug-1999	140.4	109.3
12-Aug-1999	146.2	107.6
11-Aug-1999	139.8	105.4
10-Aug-1999	133.5	105.5
09-Aug-1999	139.8	107.9
06-Aug-1999	139.5	106.2
05-Aug-1999	143.1	106.8
04-Aug-1999	156.8	110.3
03-Aug-1999	161.5	112.0
02-Aug-1999	165.4	113.4
30-Jul-1999	155.5	112.9
29-Jul-1999	156.2	111.9
28-Jul-1999	159.0	115.5
27-Jul-1999	157.8	115.5
26-Jul-1999	160.3	114.0
23-Jul-1999	157.8	113.8
22-Jul-1999	164.6	115.6
21-Jul-1999	160.8	116.3
20-Jul-1999	163.6	117.5
19-Jul-1999	160.4	119.8
16-Jul-1999	156.7	120.0
15-Jul-1999	156.5	121.4
14-Jul-1999	148.9	119.6
13-Jul-1999	151.9	120.0
12-Jul-1999	155.5	121.3
09-Jul-1999	155.2	121.4
08-Jul-1999	155.8	121.6
07-Jul-1999	153.4	121.4
06-Jul-1999	149.0	122.7
05-Jul-1999	149.9	122.1
02-Jul-1999	147.1	119.8
01-Jul-1999	149.9	119.4
30-Jun-1999	148.5	117.7
29-Jun-1999	147.5	118.2
28-Jun-1999	145.3	118.0
25-Jun-1999	144.6	118.9
24-Jun-1999	143.0	120.6
23-Jun-1999	147.9	121.9

22-Jun-1999	149.9	122.1
21-Jun-1999	145.5	122.4
18-Jun-1999	146.8	121.1
17-Jun-1999	140.3	120.2
16-Jun-1999	138.4	119.2
15-Jun-1999	140.0	118.6
14-Jun-1999	141.7	119.0
11-Jun-1999	142.4	119.7
10-Jun-1999	141.4	119.3
09-Jun-1999	147.2	121.1
08-Jun-1999	144.2	120.4
07-Jun-1999	140.9	118.9
04-Jun-1999	135.3	117.6
03-Jun-1999	137.5	117.4
02-Jun-1999	139.7	116.5
01-Jun-1999	142.1	116.8
31-May-1999	147.0	116.6
28-May-1999	147.0	115.1
27-May-1999	149.5	112.7
26-May-1999	146.8	114.1
25-May-1999	151.6	113.6
24-May-1999	156.2	115.7
21-May-1999	157.7	117.7
20-May-1999	160.3	117.7
19-May-1999	148.2	116.1
18-May-1999	146.2	112.7
17-May-1999	141.0	110.4
14-May-1999	143.8	112.5
13-May-1999	139.5	114.5
12-May-1999	132.7	113.1
11-May-1999	132.0	112.7
10-May-1999	136.2	112.7
07-May-1999	137.8	112.3
06-May-1999	136.1	112.9
05-May-1999	129.3	113.1
04-May-1999	132.6	115.7
03-May-1999	129.5	116.4
30-Apr-1999	129.5	115.7
29-Apr-1999	128.7	115.6
28-Apr-1999	130.4	117.3
27-Apr-1999	132.1	118.5
26-Apr-1999	127.8	114.9
23-Apr-1999	122.9	112.6
22-Apr-1999	126.9	110.6
21-Apr-1999	120.9	109.9
20-Apr-1999	119.4	109.7
19-Apr-1999	128.6	112.8
16-Apr-1999	126.3	113.7
15-Apr-1999	126.2	114.4
14-Apr-1999	131.5	117.2
13-Apr-1999	134.0	117.7
12-Apr-1999	136.1	117.1
09-Apr-1999	141.0	117.8
08-Apr-1999	137.0	118.6
07-Apr-1999	140.0	117.5

```
06-Apr-1999          133.3              115.8
05-Apr-1999          128.1              111.9
02-Apr-1999          128.1              111.9
01-Apr-1999          128.1              111.9
31-Mar-1999          124.5              111.3
30-Mar-1999          113.3              109.2
29-Mar-1999          108.3              110.1
26-Mar-1999          107.4              108.1
25-Mar-1999          106.5              110.2
24-Mar-1999          104.5              108.4
23-Mar-1999          104.2              109.0
22-Mar-1999          108.3              111.3
19-Mar-1999          110.9              111.9
18-Mar-1999          110.4              110.3
17-Mar-1999          110.4              111.7
16-Mar-1999          111.0              114.3
15-Mar-1999          104.7              114.9
12-Mar-1999          110.4              115.8
11-Mar-1999          116.2              115.6
10-Mar-1999          118.7              117.2
09-Mar-1999          121.6              118.0
08-Mar-1999          121.0              118.8
05-Mar-1999          124.6              120.3
04-Mar-1999          126.4              117.6
03-Mar-1999          124.9              118.1
02-Mar-1999          126.8              120.9
01-Mar-1999          132.4              119.9
26-Feb-1999          129.1              120.7
25-Feb-1999          127.8              120.3
24-Feb-1999          142.4              121.3
23-Feb-1999          143.3              119.9
22-Feb-1999          138.7              118.2
19-Feb-1999          132.8              116.8
18-Feb-1999          132.7              115.3
17-Feb-1999          135.0              113.9
16-Feb-1999          132.6              115.1
15-Feb-1999          125.9              115.4
12-Feb-1999          119.6              114.8
11-Feb-1999          126.4              112.4
10-Feb-1999          116.9              106.9
09-Feb-1999          115.7              107.4
08-Feb-1999          119.7              111.3
05-Feb-1999          121.5              113.0
04-Feb-1999          130.5              115.0
03-Feb-1999          139.4              113.6
02-Feb-1999          143.9              116.5
01-Feb-1999          149.6              118.8
29-Jan-1999          140.5              115.7
28-Jan-1999          140.5              113.5
27-Jan-1999          142.3              111.5
26-Jan-1999          137.2              112.1
25-Jan-1999          131.6              112.2
22-Jan-1999          127.2              111.7
21-Jan-1999          143.0              116.6
20-Jan-1999          147.8              118.2
```

```
19-Jan-1999            139.2                   114.4
18-Jan-1999            135.5                   113.7
15-Jan-1999            119.4                   109.4
14-Jan-1999            114.9                   106.4
13-Jan-1999            113.6                   103.6
12-Jan-1999            115.7                   107.7
11-Jan-1999            116.1                   108.8
08-Jan-1999            121.1                   110.8
07-Jan-1999            118.6                   111.2
06-Jan-1999            125.4                   113.3
05-Jan-1999            115.7                   109.9
04-Jan-1999            106.3                   107.0
01-Jan-1999            100.0                   100.0]
</TABLE>
```

Over the last five years (as shown in the chart above) COLT initially performed
very strongly, but like many stocks in the Telecoms, Media and Technology (TMT)
sector, suffered falls in its share price during recent years.

40

<PAGE>

The Directors' Remuneration Report

AUDITED INFORMATION

Directors' Remuneration 2003 (1)(2)
((pound) 000)
<TABLE>
<CAPTION>

	Salaries/Fees (7)	Bonus	Benefits (8)	Total 2003	Total 2002 (9)	Pension 2003	Pension 2002 (9)
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Steven P. Akin (3)	244.8	489.7	341.0	1,075.5	425.0	20.1	14.9
Barry R. J. Bateman	--	--	--	--	--	--	--
Andreas Barth (4)(6)	10.0	--	--	10.0	--	--	--
Paul W. Chisholm (6)	30.0	--	9.6	39.6	39.8	--	--
James C. Curvey (5)(6)	15.0	--	--	15.0	--	--	--
Vincenzo Damiani (6)	33.75	--	--	33.75	13.3	--	--
Hans Eggerstedt (4)	17.5	--	--	17.5	--	--	--
Robert Hawley (CBE)(6)	33.75	--	--	33.75	30.0	--	--
H. F. van den Hoven (KBE)(6)	33.75	--	--	33.75	30.0	--	--
Timothy T. Hilton	--	--	--	--	--	--	--
Mark A. Jenkins	96.7	43.5	0.8	141.0	100.7	15.8	8.1

<FN>
(1) Messrs. Hilton and Bateman are employees of FMR Corp. and Fidelity International Limited, respectively. As such Messrs. Hilton and Bateman did not receive payment from the Company for the services they provide to the Company or for serving on the Board of Directors of the Company and receive no remuneration from FMR Corp. or Fidelity International Limited specifically attributable to their duties for the Company. Mr. Curvey was an employee of FMR Corp. until 31 December 2002 and the services he provides to the Company are provided on the terms of his service contract. Mr. Akin is an employee of FMR Corp. and the services he provides to the Company are provided on the terms of a secondment agreement, and all of the remuneration attributable to his duties to the Company, are paid for by the Company.
(2) No expense allowances are paid.
(3) The highest paid Director's emoluments was (pound)1,075m (2002: (pound)1.3m including gains on share options), Mr. Chisholm was the highest paid Director in 2002.
(4) Remuneration is for the period of Directorship. Messrs. Eggerstedt and Barth were appointed as Directors on 2 June 2003 and 1 September 2003 respectively.
(5) Remuneration for Mr. Curvey is from 1 July 2003 the period from which he received remuneration for his services.
(6) 50% of fees paid to Messrs. Barth, Chisholm, Curvey and Eggerstedt, are paid in shares of the Company based on market value at the time of purchase. Messrs. Van den Hoven, Damiani and Hawley as members of the Audit Committee received an additional (pound)5,000 per annum all of which is paid in cash therefore of the total fees of (pound)35,000 that they receive per annum (pound)15,000 is received in the form of shares.
(7) This figure includes basic salary and other fees.
(8) This figure includes, as appropriate, housing benefits, private health insurance and other similar benefits.
(9) Remuneration is for the period of Directorship. Messrs. Jenkins, Akin and Damiani were appointed as Directors on 23 May 2002, 23 July 2002 and 23 July 2002 respectively.
</FN>
</TABLE>

Past Directors

Ms. Biner Bradley resigned as a Director on 23 May 2002 and was given an
additional year from the date of resignation in which to exercise vested options
to purchase shares in the Company, failing which they would lapse, which they
did on 23 May 2003.

Mr. Manning resigned as a Director on 25 July 2002. He was entitled to the sum
of (pound)830,000, paid in two equal instalments of (pound)415,000 each of which
were paid on the 15 February and 3 April 2003. Of an option to purchase
1,000,000 shares at (pound)0.4125 per share under the rules of the COLT Group
Share Plan, granted on 26 February 2002, vesting was accelerated so that an
option to purchase 500,000 shares vested and became exercisable on 26 February
2003 and will remain exercisable until 31 December 2005 at which date if not
exercised it will lapse.

Mr. Ingeneri resigned as a Director on 30 June 2002. On 10 February 2003 a bonus
of $335,000 ((pound)215,000) was paid being his entitlement based on performance
for the year to 31 December 2002. The Company also paid the costs of relocation
to the United States in 2003 amounting to $15,256.39 ((pound)9,693.55). With
regard to share scheme participation, exercise rights were extended until 31
December 2003 for all options over shares that had vested as of 31 December 2002
and accordingly 2,050,000 options over shares were exercised in 2003 and the
remaining 420,000 options over shares not having been exercised lapsed.

41

<PAGE>
Directors' share options

The table below sets out the details of options over shares in respect of each
person who served as a Director of the Company at any time during the year ended
31 December 2003. Unless otherwise indicated the information is in relation to
share options granted in respect of Qualifying Services and the options were
granted under the Company's Option Plan. None of the persons who served as a
Director of the Company at any time during the year ended 31 December 2003
exercised any options.
<TABLE>
<CAPTION>
Directors' share options (1)(2)(3)

	01-Jan-03	Granted	Exercised	Lapsed	31-Dec-03	Exercise price (7)	Usual date from which exercisable	Usual expiry date
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Paul W. Chisholm	5,100,000				5,100,000	0.6875	17 Dec 1997 to 17 Dec 2001	17 Dec 2006
	400,000				400,000	1.7000	15 Dec 1998 to 15 Dec 2002	15 Dec 2007
	5,500,000				5,500,000			
H.F. van den Hoven (KBE)	48,000				48,000	8	17 Dec 1996 to 17 dec 2000	17 Dec 2006
	48,000				48,000			
Robert Hawley (CBE)	68,060				68,060	7.4940	25 Nov 1999 to 25 Nov 2003	25 Nov 2008
	68,060				68,060			
Mark A. Jenkins (4)	160,000				160,000	6.6000	4 Aug 1999 to4 Aug 2003	4 Aug 2008
	20,000				20,000	13.3700	27 Feb 2003 tocliff vest	27 Feb 2011
	20,000				20,000	0.4125	26 Feb 2003 to26 Feb 2007	26 Feb 2012
	20,000				20,000	0.4800	29 Jul 2003 to29 Jul 2007	29 Jul 2012
	220,000				220,000			
Steve P. Akin (5)	500,000				500,000	0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012
		150,000			150,000	0.7692	28 Jul 2006 to 28 Jul 2008	28 Jul 2013
	500,000	150,000			650,000			
Vincenzo Damiani	40,000				40,000	0.4800	29 Jul 2003 to 29 Jul 2007	29 Jul 2012
	40,000				40,000			

Past Directors' share options

Catherine B. Bradley	48,000		48,000	--	(8)	17 Dec 1996 to 17 Dec 2000	17 Dec 2006
	48,000		48,000	--			
Peter D. Manning (6)	500,000			500,000	0.4125	26 Feb 2003 to 26 Feb 2007	26 Feb 2012
	500,000			500,000			
Lawrence M. Ingeneri	2,050,000	2,050,000		--	0.6875	17 Dec 1997 to 17 Dec 2001	17 Dec 2006
(6)	400,000			400,000	--	1.7000	15 Dec 1998 to 15 Dec 2002	15 Dec 2007
	20,000			20,000	--	13.3700	27 Feb 2002 to 27 Feb 2006	27 Feb 2011

	2,470,000	2,050,000	420,000	--			

<FN>

(1) The closing mid-point price of the Company's ordinary shares on 31 December 2003 was (pound)0.9475 per share and the range during the year was (pound)0.32 to (pound)1.12 per share.

(2) Under the Company's Share Option Plan, usually 20% of the shares under option become exercisable on each of the five anniversaries following the date of option grant. In certain specified circumstances, including the death of the option holder, options may become exercisable earlier.

(3) For all grants of options made during 2003 performance conditions based upon the achievement of free cash flow were applied consisting of two elements. The first element being that the Company's published annual accounts show a free cash flow positive position, in the aggregate, for 2005, having achieved such a position in at least 2 of its published quarterly accounts during 2005. The second element being that the Company has a free cash flow positive position in any one of its published quarterly accounts for 2004 and that the first condition has also been met. Achievement of the first element would result in vesting, on the due vesting date, of 70% of the total option grant whilst achievement of the second element would result in vesting of the remaining 30%, on the due vesting date of the total grant.

(4) Mr. Jenkins resigned as a Director and Company Secretary with effect from 29 February 2004.

(5) Highest paid Director.

(6) Messrs. Ingeneri and Manning resigned as Directors on 30 June 2002 and 25 July 2002 respectively. Of the options over shares granted to Mr. Ingeneri the terms of this option over shares was varied to the extent that all of those that had vested by 31 December 2002, amounting to an option over 2,050,000 shares at the exercise price of (pound)0.6875, an option over 400,000 shares at the exercise price of (pound)1.700 and an option over 20,000 at the exercise price of (pound)13.370, will remain capable of being exercised until 31 December 2003 at which time all those options over shares not exercised lapsed. Of the options over shares granted to Mr. Manning the terms of this option over shares were varied such that an option over 500,000 shares at the exercise price of (pound)0.4125 vested on 26 February 2003 and may be exercised at any time up until 31 December 2005, at which time all those options over shares not exercised will lapse. All other options over shares have lapsed.

(7) Gains on the exercise of options would be calculated using the differences between the exercise price and the closing mid-point price per share on the date of exercise. Where the individual has retained shares rather than sold, the gain is the notional gain at the date of exercise. Where shares have been sold they may not have been sold at the Market Value.

(8) Each of Mr. van den Hoven and Ms. Biner Bradley were granted options to subscribe for 80,000 ordinary shares, under the terms of their service agreements, 16,000 of which vested and became exercisable upon the closing of the Company's initial public offering on 17 December 1996 and additional amounts of 16,000 each, vested, and became exercisable on 17 December 1997, 1998, 1999 and 2000. The exercise price for the initial 16,000 options over shares was (pound)0.6875 per share and the price for the second, third, fourth and fifth 16,000 options over shares is (pound)1.659 per share, (pound)8.50 per share (pound)29.00 per share and (pound)14.86 per share respectively. Both Mr. van den Hoven and Ms. Biner Bradley have previously exercised those options over shares that vested in December 1996 and December 1997. Ms. Biner Bradley having resigned as a Director on 23 May 2002, the terms of this option over shares were varied such that her options over shares lapsed to the extent they had not been exercised by 23 May 2003.

</FN>
</TABLE>

<PAGE>
                              The Directors' Remuneration Report

Savings-Related Share Option Plan

The table below sets out certain details of the interests of all persons who
were, at any time during the year ended 31 December 2003, Directors of the
Company under the Savings-Related Share Option Plan.

Savings-Related Share Option Plan
<TABLE>
<CAPTION>

                              Number of Ordinary Shares

                                                            Excercise Usual date from   Usual
                 01-Jan-03   Granted   Exercised   Lapsed   31-Dec-03   price   which exercisable   expiry date
           ----
<S>   <C>   <C>   <C>   <C>   <C>   <C>   <C>   <C>
Mark A. Jenkins 18,000   --   --   --   18,000   0.6875   1 Mar 2006 to 1 Aug 2006 1 Aug 2006
</TABLE>

Deferred Bonus Share Plan

The table below sets out certain details of the interests of all persons who
were, at any time during the year ended 31 December 2003, Directors of the
Company under the Deferred Bonus Share Plan.

Deferred Bonus Share Plan
<TABLE>
<CAPTION>
                              Number of Ordinary Shares

                                                                      Usual date from   Usual
                 01-Jan-03   Granted   Exercised   Lapsed   31-Dec-03 which exercisable   expiry date
           ----
<S>   <C>   <C>   <C>   <C>   <C>   <C>   <C>
Mark A. Jenkins 1,685   --   --   --   1,685   27 Feb 2004   27 Feb 2004
</TABLE>

Retirement of Directors

The entire Board of Directors shall retire in accordance with the Articles of
Association as Directors of the Company at the next Annual General Meeting, and
will, being eligible, offer themselves for re-election except for Mr. Jenkins
who resigned as a Director and Company Secretary with effect from 29 February
2004. Messrs. Barth and Eggerstedt having been appointed since the last Annual
General Meeting will retire and offer themselves for reappointment at the next
Annual General Meeting.

On behalf of the Board

/s/ Barry Bateman
B.R.J. Bateman

Chairman of the Compensation Committee

43

<PAGE>
Independent auditors' report to the members of COLT Telecom Group plc

We have audited the financial statements which comprise the profi t and loss
account, the balance sheet, the cash flow statement, the statement of total
recognised gains and losses, the reconciliation of equity shareholders' funds
and the related notes which have been prepared under the historical cost
convention and the accounting policies set out in the statement of accounting
policies. We have also audited the disclosures required by Part 3 of Schedule 7A
to the Companies Act 1985 contained in the Directors' Remuneration Report ("the
auditable part").

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the
financial statements in accordance with applicable United Kingdom law and
accounting standards are set out in the statement of Directors'
responsibilities. The Directors are also responsible for preparing the
Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part
of the Directors' Remuneration Report in accordance with relevant legal and
regulatory requirements and United Kingdom Auditing Standards issued by the
Auditing Practices Board. This report, including the Opinion, has been prepared
for and only for the Company's members as a body in accordance with Section 235
of the Companies Act 1985 and for no other purpose. We do not, in giving this
opinion, accept or assume responsibility for any other purpose or to any other
person to whom this report is shown or in to whose hands it may come save where
expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true
and fair view and whether the financial statements and the auditable part of the
Directors' Remuneration Report have been properly prepared in accordance with
the Companies Act 1985. We also report to you if, in our opinion, the Directors'
Report is not consistent with the financial statements, if the Company has not
kept proper accounting records, if we have not received all the information and
explanations we require for our audit, or if information specified by law
regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the
implications for our report if we become aware of any apparent misstatements or
material inconsistencies with the financial statements. The other information
comprises only the sections set out in the table of contents including the
Chairman's overview, the President & CEO's review, the Financial Review, the
report of the Board of Directors, the Corporate Governance Statement and the
unaudited part of the Directors' Remuneration Report.

We review whether the corporate governance statement reflects the Company's
compliance with the seven provisions of the Combined Code issued in June 1998
specified for our review by the Listing Rules of the Financial Services
Authority, and we report if it does not. We are not required to consider whether
the board's statements on internal control cover all risks and controls, or to
form an opinion on the effectiveness of the Company's or Group's corporate
governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the
Auditing Practices Board. An audit includes examination, on a test basis, of
evidence relevant to the amounts and disclosures in the financial statements and
the auditable part of the Directors' Remuneration Report. It also includes an
assessment of the significant estimates and judgements made by the Directors in
the preparation of the financial statements, and of whether the accounting
policies are appropriate to the Company's circumstances, consistently applied
and adequately disclosed.

We planned and performed our audit so as to obtain all the information and
explanations which we considered necessary in order to provide us with
sufficient evidence to give reasonable assurance that the financial statements
and the auditable part of the Directors' Remuneration Report are free from
material misstatement, whether caused by fraud or other irregularity or error.
In forming our opinion we also evaluated the overall adequacy of the
presentation of information in the financial statements.

Opinion

In our opinion:

o the financial statements give a true and fair view of the state of affairs of
the Company and the Group at 31 December 2003 and of the loss and cash flows of
the Group for the year then ended;
o the financial statements have been properly prepared in accordance with the
Companies Act 1985; and
o those parts of the Directors' Remuneration Report required by Part 3 of
Schedule 7A to the Companies Act 1985 have been properly prepared in accordance
with the Companies Act 1985.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, London
24 February 2004.

44

<PAGE>

Financial Statements

<TABLE>
<CAPTION>

	Notes	Year ended 31 December		
		2002 Before Exceptional Items (pound)'000	2002 Exceptional Items (pound)'000	2002 After Exceptional Items (pound)'000
<S>	<C>	<C>	<C>	<C>
Turnover	2	1,027,258	--	1,027,258
Cost of sales				
Interconnect and network		(713,615)	(18,320)	(731,935)
Network depreciation		(212,009)	(508,000)	(720,009)
		(925,624)	(526,320)	(1,451,944)
Gross profit (loss)		101,634	(526,320)	(424,686)
Operating expenses				
Selling, general and administrative		(242,095)	(18,934)	(261,029)
Other depreciation and amortisation		(49,879)	(43,000)	(92,879)
		(291,974)	(61,934)	(353,908)
Operating loss		(190,340)	(588,254)	(778,594)
Other income (expense)				
Interest receivable		38,108	--	38,108
Gain on purchase of debt	7	--	101,668	101,668
Amounts written off investment in own shares	7	--	(409)	(409)
Interest payable and similar charges	6	(96,300)	--	(96,300)
Exchange gain		12,401	4,844	17,245
		(45,791)	106,103	60,312
Profit (loss) on ordinary activities before taxation	3	(236,131)	(482,151)	(718,282)
Taxation	8	--	--	--
Profit (loss) for period		(236,131)	(482,151)	(718,282)
		============	============	============

```
Basic and diluted profit (loss)
per share                        9    (pound)(0.16)  (pound)(0.32)  (pound)(0.48)
                                      ============   ============   ============
```

<CAPTION>

```
                                                Year ended 31 December
                                     ----------------------------------------------------------------
                                        2003           2003           2003           2003
                                       Before                         After          After
                                      Exceptional    Exceptional    Exceptional    Exceptional
                                        Items          Items          Items          Items
                                Notes (pound)'000    (pound)'000    (pound)'000      $'000
                                ------ ------------   ------------   ------------    ----------
<S>                             <C>       <C>            <C>            <C>            <C>
Turnover                         2     1,166,318            --       1,166,318      2,080,945

Cost of sales
    Interconnect and network            (766,942)           --        (766,942)    (1,368,378)
    Network depreciation               (204,417)           --        (204,417)      (364,721)
                                      ------------   ------------   -------------   ----------
                                        (971,359)           --        (971,359)    (1,733,099)
                                      ------------   ------------   -------------   ----------
Gross profit (loss)                      194,959            --         194,959        347,846

Operating expenses
    Selling, general
      and administrative                (235,928)        2,453        (233,475)      (416,566)
    Other depreciation
      and amortisation                   (38,531)           --         (38,531)       (68,747)
                                      ------------   ------------   -------------   ----------
                                        (274,459)        2,453        (272,006)      (485,313)
                                      ------------   ------------   -------------   ----------
Operating loss                           (79,500)        2,453         (77,047)      (137,467)

Other income (expense)
    Interest receivable                   26,718            --          26,718         47,670
    Gain on purchase of debt     7            --         7,589           7,589         13,540
    Amounts written off investment
      in own shares              7            --            --              --             --
    Interest payable and
      similar charges            6       (88,295)           --         (88,295)      (157,536)
    Exchange gain                          6,388            --           6,388         11,398
                                      ------------   ------------   -------------   ----------
                                         (55,189)        7,589         (47,600)       (84,928)
                                      ------------   ------------   -------------   ----------

Profit (loss) on ordinary
activities before taxation       3      (134,689)       10,042        (124,647)      (222,395)
Taxation                         8            --            --              --             --
                                      ------------   ------------   -------------   ----------
Profit (loss) for period                (134,689)       10,042        (124,647)      (222,395)
                                      ============   ============   =============   ==========
Basic and diluted profit (loss)
per share                        9    (pound)(0.09)  (pound)0.01    (pound)(0.08)    $(0.15)
                                      ============   ============   =============   ==========
```

</TABLE>

There is no difference between the loss on ordinary activities before taxation
and the retained loss for the periods stated above and their historical cost
equivalents.

All of the Group's activities are continuing.

Details of exceptional items are provided in note 7.

    The accompanying notes are an integral part of the financial statements.

45

<PAGE>
Group Statement of Total Recognised Gains and Losses

	Year ended 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Loss for period	(718,282)	(124,647)	(222,395)
Exchange differences	49,030	31,002	55,314
Total recognised losses	(669,252)	(93,645)	(167,081)

Group Reconciliation of Changes in Equity Shareholders' Funds

	Year ended 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Loss for period	(718,282)	(124,647)	(222,395)
Issue of share capital (note 13)	170	1,767	3,153
Shares to be issued (note 13)	(267)	(239)	(426)
Exchange differences	49,030	31,002	55,314
Net changes in equity shareholders' funds	(669,349)	(92,117)	(164,354)
Opening equity shareholders' funds	1,624,359	955,010	1,703,929
Closing equity shareholders' funds	955,010	862,893	1,539,575

The accompanying notes are an integral part of the financial statements.

46

<PAGE>

Financial Statements

<TABLE>
<CAPTION>

Group Balance Sheet

| | Notes | At 31 December | | |
		2002 (pound)'000	2003 (pound)'000	2003 $'000
Fixed assets				
Intangible fixed assets	10	10,639	9,493	16,937
Tangible fixed assets	11	1,378,809	1,344,285	2,398,473
Investment in own shares	13	206	195	348
Total fixed assets		1,389,654	1,353,973	2,415,758
Current assets				
Trade debtors	12	189,788	199,849	356,571
Prepaid expenses and other debtors	12	74,606	66,834	119,245
Investments in liquid resources	18	889,590	742,143	1,324,132
Cash at bank and in hand	18	45,292	60,239	107,478
Total current assets		1,199,276	1,069,065	1,907,426
Total assets		2,588,930	2,423,038	4,323,184
Capital and reserves	13			
Called up share capital		37,688	37,754	67,361
Share premium		2,314,335	2,315,904	4,132,036
Merger reserve		27,227	27,359	48,814
Shares to be issued		454	215	384
Profit and loss account		(1,424,694)	(1,518,339)	(2,709,020)
Equity shareholders' funds		955,010	862,893	1,539,575
Provisions for liabilities and charges	16	87,368	62,860	112,155
Creditors				
Amounts falling due within one year	14	352,653	352,736	629,349
Amounts falling due after more than one year:	15			
Convertible debt		639,829	700,131	1,249,174
Non-convertible debt		554,070	444,418	792,931
Total amounts falling due after more than one year		1,193,899	1,144,549	2,042,105
Total creditors		1,546,552	1,497,285	2,671,454
Total liabilities, capital and reserves		2,588,930	2,423,038	4,323,184

</TABLE>

Approved by the Board of Directors on 24 February 2004 and signed on its behalf
by:

Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director

          The accompanying notes are an integral part of the financial statements.

<PAGE>
Group Cash Flow Statement
<TABLE>
<CAPTION>

	Notes	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>	<C>
Net cash inflow from operating activities	17	139,279	147,866	263,823
Returns on investments and servicing of finance				
Interest received		39,227	26,526	47,328
Interest paid, finance costs and similar charges		(71,268)	(63,849)	(113,919)
Cancellation of forward foreign currency contracts	7	4,844	--	--
Net cash outflow from returns on investments and servicing of finance		(27,197)	(37,323)	(66,591)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		(412,115)	(140,973)	(251,524)
Net cash outflow from capital expenditure and financial investment		(412,115)	(140,973)	(251,524)
Acquisitions and disposals				
Sale of subsidiary undertakings		--	912	1,627
Net cash sold with subsidiary undertakings		--	(2,944)	(5,253)
Net cash outflow from acquisitions and disposals		--	(2,032)	(3,626)
Management of liquid resources	18	400,390	187,765	335,010
Financing				
Issue of ordinary shares		110	1,630	2,908
Purchase of convertible debt	18	(55,573)	(9,606)	(17,139)
Purchase of non-convertible debt	18	(41,704)	(134,869)	(240,633)
Net cash outflow from financing		(97,167)	(142,845)	(254,864)
Increase in cash	18	3,190	12,458	22,228

Year ended 31 December

</TABLE>

     The accompanying notes are an integral part of the financial statements.

48

<PAGE>
Financial Statements

1. Basis of Presentation and Principal Accounting Policies

COLT Telecom Group plc ("COLT" or the "Company") together with its subsidiaries
is referred to as the "Group". The Group financial statements consolidate the
financial statements of the Company and its subsidiaries up to 31 December 2003.

Accounting policies

The principal accounting policies, which have been applied consistently for all
years, are set out below.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the
Directors have adapted the prescribed profit and loss format in a manner
appropriate to the nature of the Group's business.

Certain British pound amounts in the financial statements have been translated
into U.S. dollars at 31 December 2003 and for the year then ended at the rate of
$1.7842 to the British pound, which was the noon buying rate in the City of New
York for cable transfers in British pounds as certified for customs purposes by
the Federal Reserve Bank on such date. Such translations should not be construed
as representations that the British pound amounts have been or could be
converted into U.S. dollars at that or any other rate.

Basis of accounting

The financial statements have been prepared in accordance with applicable
Accounting Standards in the United Kingdom, under the historical cost
convention.

The preparation of financial statements requires management to make estimates
and assumptions that affect; reported amounts of assets and liabilities,
disclosure and valuation of contingent assets and liabilities and the reported
amounts of income and expenditure. Estimates are used principally when
accounting for provisions for doubtful debts and the lengths of fixed asset
lives. These estimates could differ from the actual results.

Turnover

Turnover represents amounts earned for services provided to customers (net of
value added tax and inter-company revenue).

Contracted income invoiced in advance for fixed periods is recognised as
turnover in the period of actual service provision. Turnover from installation
and other up-front set-up activities is recognised in the same period as related
costs.

Turnover attributable to infrastructure sales in the form of indefeasible
rights-of-use ("IRUs") with characteristics which qualify the transaction as an
outright sale, or transfer of title agreements is recognised at the time of

delivery and acceptance by the customer. Proceeds from the sale of
infrastructure qualify as turnover where the infrastructure was designated as
built for resale at the outset and the associated costs of construction have
been classified as inventory for future sale. Where the infrastructure was not
designated for resale and was classified as tangible fixed assets, the proceeds
from these infrastructure sales are recorded net of costs as gains or losses or
on the disposals of fixed assets.

Charges to customers attributable to non-telephony services, provided through
the Group network where the Group is deemed to be acting as agent, are reported
net of the service providers' charges to the Group.

Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network
infrastructure and equipment, direct network costs and construction costs
associated with infrastructure sales.

Operating leases

Costs in respect of operating leases are charged on a straight-line basis over
the lease term.

Goodwill

Goodwill arising on all acquisitions since 1 January 1998 is capitalised in the
year in which it arises and is amortised through the profit and loss account on
a straight-line basis over its useful economic life.

Goodwill arising on the acquisition of ImagiNet is being amortised over 10 years
(see note 10). Goodwill arising on the acquisition of Fitec was fully amortised
following an impairment review during 2002.

Goodwill arising on all acquisitions prior to 1 January 1998 remains written off
against reserves. This goodwill has been written off as a matter of accounting
policy and would be taken to the profit and loss account on disposal of the
relevant business.

Tangible fixed assets

Tangible fixed assets are recorded at historical cost. Network infrastructure
and equipment comprises assets purchased and built, at cost, together with
capitalised labour which is directly attributable to the cost of construction.

Depreciation is calculated to write off the cost, less estimated residual values
of tangible fixed assets, on a straight-line basis over their expected economic
lives as follows:

Network infrastructure and equipment   5%-20% per annum
Office computers, equipment, fixtures and
    fittings and vehicles   10%-33% per annum

49

<PAGE>
Depreciation of network infrastructure and equipment commences from the date it becomes operational. No depreciation is provided for payments on account and assets under construction.

Impairment

Tangible and intangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value.

Investments

The Company's investment in subsidiaries is restated at cost less provision for impairment.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Deferred tax is provided on all timing differences which result in an obligation at the balance sheet date, to pay more tax, or a right to pay less tax, at a future date, at rates that are expected to apply when they crystallise, based on current tax rates and laws enacted or substantially enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets and liabilities are recognised to the extent that it is regarded as more likely than not that they will be recovered in the foreseeable future. Deferred tax is measured on a non-discounted basis.

Property provisions

The group provides for obligations relating to excess leased space in offices and ISCs. The provisions represent the net present value of the future estimated costs and the unwinding of the discount is included within the interest charge for the year.

Finance costs

Costs incurred in raising debt finance are deducted from the amount raised and amortised over the life of the debt facility on a constant yield basis. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

Pension schemes

The Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the schemes.

Foreign currencies and derivative financial instruments

Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate. Exchange differences arising from the re-translation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between profit and loss accounts translated at average rates and rates ruling at the period end are taken directly to reserves.

Translation differences on intra-group currency loans and foreign currency borrowings to the extent that they are used to finance or hedge group equity investments in foreign enterprises are taken directly to reserves together with the exchange differences on the carrying value of the related investments.

Forward exchange contracts are deemed hedges only where they relate to actual foreign currency assets and liabilities or commitments which have been identified and where they involve the same, or similar, currency as the hedged transaction and reduce the risk to the Group's operations arising from foreign currency exchange movements. Gains and losses on forward exchange contracts deemed as hedges are deferred and included in the value of the related foreign currency transaction. No other derivative instruments are used by the Group.

All other exchange differences are taken to the profit and loss account.

Liquid resources

Liquid resources include surplus cash which is placed on short term deposit which is disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2003, all of the Group's liquid resources comprised short term money market deposits.

50

<PAGE>

Financial Statements

2. Segmental Analysis

Factors used to identify reporting segments

The Group operates in a single business segment, telecommunications, and in
geographical areas as shown below.

Country activities and local business are managed by local management teams.
These local management teams are co-ordinated across the Group through a
regional and functional organisational structure. The Directors consider the
Group's reportable segments to be North, South and Central. North Region
comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and the U.K.
Central Region comprises Austria, Germany and Switzerland and South Region
comprises France, Italy, Portugal and Spain.

During 2002, a decision was made to integrate eBusiness into each country
operation. In 2003 eBusiness ceased to be monitored separately, 2002 has been
restated on this basis.

Products and services within each reportable segment

Turnover from the single business segment is attributed within geographical
areas and is classified as Switched, Non-switched, and Other, as shown below.
Turnover by destination is not materially different from turnover by origin.
Switched turnover comprises services that involve the transmission of voice,
data or video through a switching centre. Non-switched turnover includes managed
and non-managed network services and bandwidth services.

Turnover has also been classified by customer type with wholesale turnover
comprising services to other telecommunications carriers, resellers and internet
service providers (ISPs). Corporate turnover includes services to corporate and
government accounts.

Measurement of segment performance

Accounting policies adopted by the single business segment and for each
geographical area are described in note 1. Management evaluates performance
based upon profit or loss on ordinary activities before taxation and exceptional
items.

Segmental analysis for the year ended 31 December 2003:

<TABLE>
<CAPTION>

Turnover	North Region (pound)'000	Central Region (pound)'000	South Region (pound)'000	Corporate & eliminations (pound)'000	Total (pound)'000	Total $'000
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Switched	234,904	360,592	180,336	(73,194)	702,638	1,253,647
Non-switched	182,526	173,935	144,978	(39,035)	462,404	825,021

Other	82	742	584	(132)	1,276	2,277
Inter region turnover	(44,910)	(40,866)	(26,585)	112,361	--	--
	----------	----------	----------	----------	----------	----------
	372,602	494,403	299,313	--	1,166,318	2,080,945
	==========	==========	==========	==========	==========	==========
Depreciation and amortisation						
(including impairment charges)	63,020	86,308	53,679	39,941	242,948	433,468
	==========	==========	==========	==========	==========	==========
Net interest (payable) receivable	(43,263)	(48,470)	(38,731)	68,887	(61,577)	(109,866)
	==========	==========	==========	==========	==========	==========
Profit (loss) on ordinary activities						
before taxation and exceptional items	(60,187)	(52,472)	(35,473)	13,443	(134,689)	(240,312)
	==========	==========	==========	==========	==========	==========
Profit (loss) on ordinary activities before						
taxation and after exceptional items	(43,738)	45,963	(35,456)	(91,416)	(124,647)	(222,395)
	==========	==========	==========	==========	==========	==========
Expenditure on fixed assets	41,182	43,325	37,392	6,173	128,072	228,506
	==========	==========	==========	==========	==========	==========
Tangible fixed assets	359,749	564,994	408,349	11,193	1,344,285	2,398,473
	==========	==========	==========	==========	==========	==========
Total assets	458,642	674,196	523,144	767,056	2,423,038	4,323,184
	==========	==========	==========	==========	==========	==========
Equity shareholders' funds	332,810	535,454	404,917	(410,288)	862,893	1,539,575
	==========	==========	==========	==========	==========	==========

</TABLE>

<PAGE>

Segmental analysis for the year ended 31 December 2002:
 <TABLE>
<CAPTION>

| | North Region (pound)'000 | Central Region (pound)'000 | South Region (pound)'000 | Corporate & eliminations (pound)'000 | Total | |
| | | | | | (pound)'000 | $'000 |
Turnover						
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Switched	213,025	309,458	164,871	(63,971)	623,383	1,112,240
Non-switched	155,963	151,317	123,427	(28,654)	402,053	717,343
Other	65	1,330	485	(58)	1,822	3,251
Inter region turnover	(37,543)	(32,300)	(22,840)	92,683	--	--
	331,510	429,805	265,943	--	1,027,258	1,832,834
Depreciation and amortisation (including impairment charges)	(279,368)	(190,889)	(216,871)	(125,760)	(812,888)	(1,450,355)
Net interest (payable) receivable	(34,286)	(48,718)	(45,469)	70,281	(58,192)	(103,826)
Profit (loss) on ordinary activities before taxation and exceptional items	(38,614)	(22,791)	(66,910)	(107,816)	(236,131)	(421,305)
Profit (loss) on ordinary activities before taxation and after exceptional items	(296,599)	(146,407)	(242,243)	(33,033)	(718,282)	(1,281,559)
Expenditure on fixed assets	93,341	90,327	127,064	3,636	314,368	560,895
Tangible fixed assets	384,222	580,701	400,368	13,518	1,378,809	2,460,071
Total assets	476,751	679,445	524,512	908,222	2,588,930	4,619,169
Equity shareholders' funds	333,636	550,913	401,526	(331,065)	955,010	1,703,929

</TABLE>

Segmental analysis by customer type for the year ended 31 December 2003:

| | Corporate (pound)'000 | Wholesale (pound)'000 | Total | |
			(pound)'000	$'000
Switched	336,980	365,658	702,638	1,253,647
Non-switched	354,794	107,610	462,404	825,021
Other	909	367	1,276	2,277
Total	692,683	473,635	1,166,318	2,080,945

Segmental analysis by customer type for the year ended 31 December 2002:

	Corporate (pound)'000	Wholesale (pound)'000	Total (pound)'000	Total $'000
Switched	294,757	328,626	623,383	1,112,240
Non-switched	288,962	113,091	402,053	717,343
Other	1,040	782	1,822	3,251
Total	584,759	442,499	1,027,258	1,832,834

52

<PAGE>

                                    Financial Statements

3. Loss on Ordinary Activities Before Taxation
Loss on ordinary activities before taxation is stated after charging:
<TABLE>
<CAPTION>

                                                                    Year ended 31 December
                                                            ----
                                                                2002   2003   2003
                                                            (pound)'000   (pound)'000 $'000
                                                            -----------   -----------   ---------
<S>   <C>   <C>   <C>
Employee costs (note 5)   205,805   224,085   399,812
Depreciation of tangible fixed assets   259,109   240,832   429,693
Impairment of tangible fixed assets   541,474   --   --
Amortisation and impairment of intangible fixed assets   12,305   2,116   3,775
Operating lease rentals -- property   25,716   27,688   49,401
                        -- other   59,406   68,164   121,618
Remuneration of auditors
   Statutory audit -- (Company (pound)115,000 (2002: (pound)110,000))   878   920   1,641
   Non-statutory assurance services   123   88   157
   Taxation services   476   854   1,524
   Other services   537   40   71
</TABLE>

Other services in 2002 included fees of (pound)520,000 in relation to Highberry
Limited's (a hedge fund) unsuccessful petition to appoint an administrator.

4. Directors' Emoluments

Aggregate emoluments for Directors of COLT for their period of directorship:

                                       Year ended 31 December
                        ----
                             2002   2003   2003
                         (pound)'000   (pound)'000 $'000
                         -----------   -----------   ---------

Salaries, fees and bonuses   1,343   1,049   1,872
Long term incentive plan   38   --   --
Other benefits   84   351   626
                             -----   -----   -----
Aggregate emoluments   1,465   1,400   2,498
Pension contributions   100   36   64
                             -----   -----   -----
                              1,565   1,436   2,562
                             =====   =====   =====
Loss of office   915   --   --
                             =====   =====   =====

<PAGE>
5. Employee Information

The average monthly number of persons employed by the Group during the period
was:

	Year ended 31 December	
	2002	2003
By category:		
Engineering and operations	2,820	2,292
Sales and marketing	1,118	1,141
Administration	1,067	852
	5,005	4,285

	Year ended 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Employee costs (for the above persons):			
Wages and salaries	203,513	196,593	350,761
Social security costs	34,514	36,643	65,379
Other pension costs	12,477	11,087	19,781
	250,504	244,323	435,921
Less: employee costs capitalised	(44,699)	(20,238)	(36,109)
	205,805	224,085	399,812

Capitalised employee costs are included in fixed asset additions within the
appropriate asset category.

Long term Incentive Plan ("Incentive Plan")

COLT Inc. (a wholly owned subsidiary of FMR Corp.) established, effective 1
December 1995, an Incentive Plan providing for the issuance, to key employees of
the Group, of incentive deferred compensation in the form of interests in the
appreciation in the value of the Company's ordinary shares over a specified base
amount ("Incentive Units"). The Incentive Plan was not assumed by COLT in the
Group's reorganisation prior to its initial public offering, and remains the
obligation of COLT Inc. There have been no additional Incentive Units awarded
under the Incentive Plan.

COLT Inc.'s obligations to employees holding Incentive Units have been satisfied
by the creation of an irrevocable trust for the benefit of such holders, and the
funding by COLT Inc. of the trust with ordinary shares of COLT. As each holder
becomes entitled to a payment, the trust sells ordinary shares and transfers an
approximately equivalent amount of cash to such holder in retirement of such
holder's units. Included in the table above are charges to the extent that the

```
Group continues to be responsible for employer taxes related to Incentive Plan
employee payments. For the year ended 31 December 2003 these charges were
(pound)2,000 (2002: (pound)54,000).
```

54

<PAGE>

Financial Statements

6. Interest Payable and Similar Charges

<TABLE>
<CAPTION>

	Year ended 31 December		
<S>	2002 (pound)'000	2003 (pound)'000	2003 $'000
	<C>	<C>	<C>
Interest and similar charges on senior convertible notes	36,132	34,444	61,455
Accretion and similar charges on senior discount notes	20,631	15,352	27,391
Interest and similar charges on senior notes	36,844	36,319	64,800
Charges payable in respect of bank facility	145	--	--
Unwinding of discounts (note 16)	1,934	1,133	2,021
Other interest payable and similar charges	614	1,047	1,869
	96,300	88,295	157,536

</TABLE>

7. Exceptional Items

Gain on purchase of debt

During 2003, the Group purchased some of its convertible and non-convertible
debt for a cash outlay of(pound)144,475,000 (2002:(pound)97,277,000) resulting
in an exceptional gain of (pound)7,589,000 (2002:(pound)101,668,000).

Disposal of subsidiaries

In December 2003 the Group sold COLT eCustomer Solutions France SAS ("Fitec")
and COLT Internet AB (Sweden Internet) for a consideration of (pound)912,000 and
(pound)300,000 respectively, which gave rise to a profit on disposal of
(pound)2,153,000 on Fitec and (pound)300,000 on Sweden Internet. In the period
to December 2003, Fitec's turnover was (pound)9,244,000 and its loss after tax
was (pound)3,322,000.

Severance

On 21 February 2002, the Group announced an operational effectiveness review
programme to reduce staff levels by approximately 500.
On 27 September 2002, the Group further announced a move to a pan-European
organisational structure following the completion of the construction of its
core network infrastructure enabling the reduction of employee numbers by up to
a further 800. The operational exceptional charge of (pound)18,320,000 included
in the total interconnect and network charges for the twelve months ended 31
December 2002, together with the operational exceptional charge of
(pound)18,934,000 included in the selling, general and administration charges
for the same period, represent the provisions in respect of the cost of these
programmes.

Impairment

During 2002, the Group announced that given the downturn in the
telecommunications industry and overall economic environment it was prudent to
take further action to ensure that its asset base remained aligned with the
realities of the market. As a result "Network depreciation" included an
exceptional charge of (pound)508,000,000 and "Other depreciation and
amortisation" included an exceptional charge of (pound)43,000,000, representing
an impairment provision to write down the book value of fixed assets (including
(pound)9,526,000 relating to intangible assets). These non-cash charges were
computed in accordance with the requirements of FRS 11 "Impairment of fixed
assets and goodwill".

Investment in own shares

In 2002 the Group recognised a charge of (pound)409,000 relating to the
revaluation of shares held in the COLT Qualifying Share Ownership Trust for
certain compensation plans as described in note 13.

Foreign exchange gain

In 2002 the Group realised an exceptional exchange gain of (pound)4,844,000 from
the unwinding of forward foreign currency contracts previously held as a
condition of its bank facility which the Group terminated in June 2002.

<PAGE>
8. Taxation

There is no tax charge arising in the years ended 31 December 2002 and 2003 as
the Group had no taxable profits.

Net tax losses carried forward amounted to:

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
North region	369,544	457,894	816,974
Central region	271,498	448,453	800,130
South region	79,140	112,812	201,279
	720,182	1,019,159	1,818,383

These amounts are not time limited, but must be utilised in the country in which
they arose. The losses carried forward remain subject to legislative provisions
and to agreements with the various tax authorities in jurisdictions where the
Group operates.

No deferred tax asset has been recognised in the financial statements. The
unprovided potential deferred tax asset is as follows:

<TABLE>
<CAPTION>

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Capital allowances less depreciation	(101,265)	(126,591)	(225,864)
Short term timing differences	(22,972)	(22,971)	(40,985)
Potential deferred tax asset	(124,237)	(149,562)	(266,849)
Add losses available	(249,362)	(348,081)	(621,046)
Total potential deferred tax asset after addition of losses	(373,599)	(497,643)	(887,895)

</TABLE>
At the end of 2002 there was a further potential deferred tax asset of
(pound)4,382,000 which related to timing differences on the accretion of the
senior discount notes. These notes were redeemed in December 2003 and the tax
losses have been crystallised.

9. Loss per Share

Basic loss per share is based upon the loss after tax for each period and the
weighted average ordinary shares issued for the period.
All potential ordinary shares issuable have an anti-dilutive effect on basic

loss per share for each financial year presented and therefore these potential
shares have been excluded in the calculation of diluted loss per share.

<TABLE>
<CAPTION>

	Year ended 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Loss for period	(718,282)	(124,647)	(222,395)
Weighted average ordinary shares issued ('000)	1,507,164	1,507,771	1,507,771
Basic and diluted loss per share	(pound)(0.48)	(pound)(0.08)	$ (0.15)

</TABLE>

56

<PAGE>

Financial Statements

10. Intangible Fixed Assets

	Total (pound)'000	Total $'000
Cost		
At 1 January 2003	30,689	54,755
Disposal	(11,053)	(19,720)
Exchange differences	1,762	3,143
At 31 December 2003	21,398	38,178
Accumulated amortisation		
At 1 January 2003	20,050	35,773
Charge for the year	2,116	3,775
Disposal	(11,053)	(19,720)
Exchange differences	792	1,413
At 31 December 2003	11,905	21,241
Net book value		
At 31 December 2002	10,639	18,982
At 31 December 2003	9,493	16,937

Intangible fixed assets as at 31 December 2003 comprise purchased goodwill
arising on the acquisition of Planet SA and its subsidiary Imaginet SA (together
"ImagiNet") on 15 July 1998. Purchased goodwill is being amortised over 10 years
for ImagiNet. The goodwill is attributable to the market position and business
development of ImagiNet at the date of acquisition and the amortisation term
reflects the period during which the Directors estimate the value of the
underlying business will exceed the value of the underlying assets.

Goodwill has also arisen on the purchase of Fitec SA and its subsidiaries Apogee
Communications SA and Asthea Ingenerie SARL (together "Fitec"). The total
purchase price of Fitec was (pound)11,252,000 and included some deferred shares
to be issued and deferred consideration to be paid over the 2 years ending 3
July 2003 subject to certain criteria being met. In July 2003 the final tranche
of 182,228 deferred shares was issued. The issue of these ordinary shares during
the year represents a non-cash transaction.

The Fitec goodwill was being amortised over 10 years up to September 2002, at
which point the remaining goodwill was considered fully impaired. In December
2003 the Group sold its interest in Fitec, resulting in the disposal of goodwill
and accumulated amortisation of (pound)11,053,000.

<PAGE>
11. Tangible Fixed Assets

	Network infrastructure and equipment (pound)'000	Computers, equipment, fixtures & fittings and vehicles (pound)'000	Total (pound)'000	Total $'000
Cost				
At 1 January 2003	2,433,880	261,619	2,695,499	4,809,309
Additions	113,595	14,477	128,072	228,506
Disposals	(39,998)	(11,286)	(51,284)	(91,500)
Exchange differences	149,412	12,804	162,216	289,425
At 31 December 2003	2,656,889	277,614	2,934,503	5,235,740
Accumulated depreciation				
At 1 January 2003	1,143,455	173,235	1,316,690	2,349,238
Charge for the year	204,417	36,415	240,832	429,693
Disposals	(39,447)	(9,674)	(49,121)	(87,642)
Exchange differences	71,774	10,043	81,817	145,978
At 31 December 2003	1,380,199	210,019	1,590,218	2,837,267
Net book value				
At 31 December 2002	1,290,425	88,384	1,378,809	2,460,071
At 31 December 2003	1,276,690	67,595	1,344,285	2,398,473

Included in network infrastructure and equipment are payments on account and
assets under construction of (pound)30,072,000 at 31 December 2003
(2002:(pound)39,603,000).

58

<PAGE>
                                   Financial Statements

12. Debtors - Amounts falling due within one year

Trade debtors: At 31 December

                                 2002   2003   2003
                              (pound)'000   (pound)'000 $'000
                              -----------   -----------   --------

Trade debtors   233,671   245,235   437,549
Provision against doubtful accounts (43,883)   (45,386)   (80,978)
                                 --------   --------   --------
                                 189,788   199,849   356,571
                                 ========   ========   ========

Prepaid expenses and other debtors: At 31 December

                                 2002   2003   2003
                              (pound)'000   (pound)'000 $'000
                              -----------   -----------   --------

Other debtors   27,922   34,468   61,498
Prepayments and accrued income   21,755   13,493   24,074
VAT recoverable   24,929   18,873   33,673
                                 --------   --------   --------
                                  74,606   66,834   119,245
                                 ========   ========   ========

                                      59

<PAGE>
13. Capital and Reserves

Capital

	Ordinary shares of 2.5p each	
	No'000	(pound)'000
	----------	-----------
Authorised share capital	2,075,000	51,875
	==========	===========
Called up share capital:		
At 1 January 2003	1,507,537	37,688
Issued in 2003	2,435	61
Shares issued upon acquisition (see note 10)	182	5
	----------	-----------
At 31 December 2003	1,510,154	37,754
	==========	===========
At 31 December 2003 ($'000)		67,361
		===========

Warrants

In December 1996, the Company issued US$314,000,000 aggregate principal amount
at maturity of senior discount notes in the form of 314,000 units, each unit
consisting of one 12% senior discount note and one warrant to purchase 31.2
ordinary shares from the Company at an exercise price of (pound)0.7563 per
share. The warrants may be exercised at any time prior to the close of business
on 31 December 2006. Warrants that are not exercised by such date will expire.
In accordance with the terms of the warrants, following the completion of the
Company's sale of ordinary shares in December 2001, the number of shares
underlying each outstanding warrant and the warrant exercise price were adjusted
to 45.323 ordinary shares and (pound)0.5206 per ordinary share, respectively. At
31 December 2003, warrants to purchase 881,770 (2002:881,770) ordinary shares
were outstanding. The Company has authorised and has reserved for issuance such
number of ordinary shares as will be issuable upon the exercise of all
outstanding warrants.

COLT Telecom Group Share Plan ("Option Plan")

The Option Plan was adopted on 7 November 1996, for the issuance to key
employees of the Group of incentive compensation related to the public market
performance of the Company's ordinary shares. The Option Plan is divided into
two parts; the "Approved Part" approved by the U.K. Inland Revenue for the
purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part"
which is not so approved. Options may be granted by the Compensation Committee
to Directors and employees of the Group under either part of the Option Plan.
Individuals who provide services to COLT may also be permitted to participate in
the Unapproved Part.

Options granted under the Approved Part will not normally be exercisable until
the third anniversary of the date of grant. Options granted under the Unapproved
Part may become exercisable earlier than the third anniversary. Options may be
exercised early on death (or in certain other limited circumstances). Unless the
Compensation Committee agrees otherwise, options lapse when an option holder

ceases to be an employee. The Compensation Committee, at its discretion, may
determine in connection with each grant of options, the terms of vesting and
whether or not vesting will be accelerated upon a change of control event.
Options are not transferable.

Option Plan awards are based on an employee's level of responsibility,
performance and term of service. Options will be granted at an option price
which is not less than the market value of the ordinary shares on the date of
grant and will normally only be granted within six weeks of the announcement of
COLT's results for any period. The grant of options to subscribe for new shares
under each of the plans is limited so that new shares in respect of which
options to subscribe are granted may not, when added to the shares issued or
remaining issuable under any share option scheme, or issued under any share
incentive scheme, in the previous 10 years, exceed 10% of the then issued equity
share capital of the Company.

60

<PAGE>
                                    Financial Statements

At 31 December 2003, options outstanding under the Option Plan, together with
their exercise prices and dates, were as follows:
<TABLE>
<CAPTION>

Date of grant	Exercise price	Dates of vesting	Date of expiration	Number of ordinary shares under option			
				Granted	Exercised	Lapsed	Outstanding
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Dec-96	(pound)0.688	Dec 97 to Dec 01	Dec-06	25,824,000	12,148,036	6,089,964	7,586,000
Jan-97	(pound)0.779	Jan 98 to Jan 02	Jan-07	396,000	226,400	149,600	20,000
Apr-97	(pound)0.706	Apr 98 to Apr 02	Apr-07	1,280,000	675,000	377,600	227,400
Aug-97	(pound)0.956	Aug 98 to Aug 02	Aug-07	2,488,000	722,000	798,000	968,000
Nov-97	(pound)1.285	Nov 98 to Nov 02	Nov-07	3,196,000	1,418,362	1,067,869	709,769
Dec-97	(pound)1.700	Dec 98 to Dec 02	Dec-07	4,204,000	1,104,400	728,800	2,370,800
Feb-98	(pound)2.738	Feb 99 to Feb 03	Feb-08	140,000	56,000	84,000	--
Feb-98	(pound)2.743	Feb 99 to Feb 03	Feb-08	900,000	530,220	369,780	--
May-98	(pound)4.756	May 99 to May 03	May-08	830,000	207,750	136,000	486,250
Aug-98	(pound)6.600	Aug 99 to Aug 03	Aug-08	2,906,000	591,544	1,473,712	840,744
Nov-98	(pound)7.494	Nov 99 to Nov 03	Nov-08	1,408,075	113,215	973,200	321,660
Dec-98	(pound)7.877	Dec 99 to Dec 03	Dec-08	100,000	--	100,000	--
Mar-99	(pound)11.300	Mar 00 to Mar 04	Mar-09	990,000	122,500	533,346	334,154
Apr-99	(pound)10.934	Apr 00 to Apr 04	Apr-09	1,000,000	150,000	850,000	--
May-99	(pound)12.254	May 00 to May 04	May-09	585,000	58,000	255,000	272,000
Aug-99	(pound)12.744	Aug 00 to Aug 04	Aug-09	930,000	15,000	644,000	271,000
Nov-99	(pound)21.000	Nov 00 to Nov 04	Nov-09	800,500	--	539,072	261,428
Dec-99	(pound)24.394	Dec 00 to Dec 04	Dec-09	740,000	--	338,771	401,229
Feb-00	(pound)36.177	Feb 01 to Feb 05	Feb-10	745,000	--	415,000	330,000
May-00	(pound)22.610	May 01 to May 05	May-10	792,500	--	345,870	446,630
Jun-00	(pound)26.660	Jun 01 to Jun 05	Jun-10	846,000	--	320,000	526,000
Aug-00	(pound)19.157	Aug 01 to Aug 05	Aug-10	1,181,500	--	625,434	556,066
Aug-00	(pound)17.727	Aug 01 to Aug 05	Aug-10	317,500	--	146,250	171,250
Nov-00	(pound)19.484	Nov 01 to Nov 05	Nov-10	800,000	--	270,961	529,039
Dec-00	(pound)15.184	Dec 01 to Dec 05	Dec-10	757,321	--	284,310	473,011
Feb-01	(pound)13.370	Feb 02 to Feb 06	Feb-11	2,401,040	--	1,326,292	1,074,748
Feb-01	(pound)20.055	Feb 02 to Feb 06	Feb-11	400,000	--	400,000	--
Feb-01	(pound)26.740	Feb 02 to Feb 06	Feb-11	750,000	--	750,000	--
May-01	(pound)8.437	May 02 to May 06	May-11	866,500	--	509,500	357,000
May-01	(pound)12.656	May 02 to May 06	May-11	250,000	--	200,000	50,000
May-01	(pound)16.874	May 02 to May 06	May-11	250,000	--	200,000	50,000
Jun-01	(pound)7.100	Jun 02 to Jun 06	Jun-11	2,688,750	--	997,300	1,691,450
Aug-01	(pound)3.217	Aug 02 to Aug 06	Aug-11	1,464,500	--	576,435	888,065
Nov-01	(pound)1.724	Nov 02 to Nov 06	Nov-11	231,000	--	16,000	215,000
Dec-01	(pound)1.561	Dec 02 to Dec 06	Dec-11	1,410,500	--	259,500	1,151,000
Feb-02	(pound)0.413	Feb 03 to Feb 07	Feb-12	4,688,500	42,000	2,397,000	2,249,500
May-02	(pound)0.448	May 03 to May 07	May-12	72,500	6,000	51,500	15,000
Jul-02	(pound)0.480	Jul 03 to Jul 07	Jul-12	5,602,300	56,460	712,900	4,832,940
Aug-02	(pound)0.504	Aug 03 to Aug 07	Aug-12	250,000	--	--	250,000
Oct-02	(pound)0.323	Oct 03 to Oct 07	Oct-12	250,000	50,000	180,000	20,000
Nov-02	(pound)0.436	Nov 03 to Nov 07	Nov-12	400,000	--	--	400,000
Mar-03	(pound)0.407	Mar 04 to Mar 08	Mar-13	200,000	--	--	200,000
Apr-03	(pound)0.455	Apr 04 to Apr 08	Apr-13	32,500	--	--	32,500

```
May-03    (pound)0.468    May 04 to May 08    May-13      150,000        --           --        150,000
May-03    (pound)0.493    May 04 to May 08    May-13       50,000        --           --         50,000
Jul-03    (pound)0.769    Jul 06 to Jul 08    Jul-13    7,161,000        --      190,000      6,971,000
Oct-03    (pound)1.012    Oct 06 to Oct 08    Oct-13       60,000        --           --         60,000
                                                      ------------------------------------------------------
                                            Total    83,786,486  18,292,887  26,682,966     38,810,633
                                                      ======================================================
```

</TABLE>

In addition to options granted under the Option Plan, options to subscribe for
160,000 ordinary shares were granted to certain Directors of the Company, 32,000
of which vested on each of 17 December 1996, 1997, 1998, 1999 and 2000. The
exercise price for the options which vested in 1996, 1997, 1998, 1999 and 2000
were (pound)0.6875, (pound)1.65875, (pound)8.50, (pound)29.00 and (pound)14.86
per share, respectively. At 31 December 2003, 96,000 options had been exercised.

<PAGE>
COLT Savings-Related Share Option Scheme ("SAYE Scheme")

The SAYE Scheme was adopted on 17 June 1997, allowing for eligible employees to
apply for an option to acquire ordinary shares under a three or four year
savings contract. The aggregate monthly contribution payable by an employee
under the savings contract may not exceed an amount established by the U.K.
Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988,
currently (pound)250 or the local currency equivalent. The option exercise price
per ordinary share may not be less than the higher of (a) 80% of the average of
the middle market quotations of an ordinary share for either three consecutive
dealing days in the period of 30 days prior to the date of grant or the dealing
day prior to the date on which the exercise price is set and (b) the nominal
value of an ordinary share on the date of grant.

The Group has taken advantage of the exemption, provided by UITF 17 "Employee
Share Schemes", from charging the profit and loss account with the differences
between fair value of the options on the date of grant and any consideration
payable by the employees on exercise.

In normal circumstances, an option may only be exercised while the participant
remains employed within the Group and then only during the six months starting
at the date on which the savings contract matures. At the expiry of that period,
the option will lapse. Earlier exercise is permitted in certain circumstances
where the participant's employment terminates or in the event of change of
control, reorganisation or amalgamation of the Company. During the year ended 31
December 2003, 25,520 shares with a maturity date of 1 March 2006 were exercised
early. No other options were exercised during the year.

Options outstanding under the SAYE Scheme are as follows:

| | | | Number of options at 31 December 2003 | |
Date of grant	Exercise price ((pound)per ordinary share)	Date of Vesting	Granted	Outstanding
December 2000	11.784	1 March 2004	804,000	17,563
December 2001	1.615	1 March 2005	6,986,000	922,860
December 2002	0.40	1 March 2006	18,410,000	16,783,378
December 2003	1.027	1 March 2007	58,323*	58,323
December 2003	0.995	1 March 2007	1,560,919	1,560,919
			----------	-----------
			27,819,242	19,343,043
			==========	===========

*each option holder entered into a four year savings contract.

COLT Qualifying Share Ownership Trust ("QUEST")

In March 2000, the Group established a QUEST to acquire, inter alia, shares in
the Company to satisfy existing options granted under the Group's SAYE Scheme.

The shares held by the trust are reported as "Investments in own shares" at a
carrying value based on their exercise price. The difference between the market
price of the shares, on their date of issue, and the exercise price of the
options reflected in an increase in share premium is offset by a corresponding
transfer from the profit and loss account. The remaining shares held in the
QUEST will be utilised in full to part satisfy the options granted in December
2003 under the SAYE Scheme. At 31 December 2003, the QUEST held 270,559 shares
(2002: 297,059) with a carrying value of (pound)0.40 per share, being the price
at which the options are expected to be exercised. The shares had a market value
of (pound)256,355 (2002: (pound)135,162).

COLT Free Share Scheme ("Free Share Scheme")

The Free Share Scheme was adopted on 17 June 1997, allowing for eligible
individuals who started employment with the Group before
1 September 1998 and remained an employee of the Group for two years from the
date of grant, to receive 400 ordinary shares in the Company. Eligible
individuals who started employment after 1 September 1998 and remain an employee
of the Group for two years from the date of grant have or will receive 100
ordinary shares in the Company. Individuals who received options under the
Option Plan or cash incentive awards at the time of the Company's initial public
offering or thereafter were generally not awarded shares under the Free Share
Scheme. No payment is required from the employee.

On 22 March 1999 an Employee Benefit Trust ("EBT") was established to purchase
and hold shares due for distribution under the Free Share Scheme. On 26 March
1999 the EBT purchased 440,000 ordinary shares at their nominal value of 2.5p
each. On 13 December 2001, the EBT subscribed for its pro rata share of the
Company's offering, purchasing 104,144 ordinary shares at (pound)0.62 per share.
This investment is recorded within investment in own shares. At 31 December 2003
the EBT held 217,344 shares (2002: 217,344) with a carrying value of (pound)0.40
per share, being the price at which the options are expected to be exercised.
The shares had a market value of (pound)205,933 (2002: (pound)98,892).

62

<PAGE>
Financial Statements

Deferred Bonus Plan

A Deferred Bonus Plan was adopted on 25 May 2000. Under this plan, selected
senior employees will be entitled to receive an award of shares representing a
proportion (initially expected to be 50%) of the amount of their annual cash
bonus.

At 31 December 2003, share awards outstanding under the Deferred Bonus Plan,
together with dates, were as follows:

			Number of ordinary shares			
Date of Grant	Date of vesting	Date of expiration	Granted	Exercised	Lapsed	Outstanding
Feb-01	Feb-04 to Feb-06	Feb-11	24,182	--	8,099	16,083

In addition participants may also be invited to defer all or a portion of their
annual cash bonus and receive a matching award in the form of an option to
acquire shares with a market value equal to twice the amount of the deferred
bonus. Receipt of the matching award may be subject to the achievement of
performance targets. Options awarded under this plan are included in the totals
in Option Plan above.

Reserves

	Share premium (pound)'000	Merger reserve (pound)'000	Shares to be issued (pound)'000	Profit and loss (pound)'000
At 1 January 2003 (i)	2,314,335	27,227	454	(1,424,694)
Premium on shares issued (ii)	1,569	132	--	--
Shares to be issued (see note 10)	--	--	(239)	--
Loss for period	--	--	--	(124,647)
Exchange differences (including(pound)86,465,000 loss on net foreign currency borrowings)	--	--	--	31,002
At 31 December 2003	2,315,904	27,359	215	(1,518,339)
At 31 December 2003 ($'000)	4,132,036	48,814	384	(2,709,020)

(i)   Cumulative goodwill relating to acquisitions made prior to 1 January
      1998, which has been eliminated against reserves, amounted to
      (pound)38,401,000 (2002: (pound)38,401,000).
(ii) The Group has taken merger relief under the provisions of section 131 of
      the Companies Act 1985 on shares issued in respect of the acquisition of
      ImagiNet and Fitec (see note 10). All premium on the issue of those

shares has been taken directly to the merger reserve.

63

<PAGE>

14. Creditors - Amounts falling due within one year

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Trade creditors	96,834	89,621	159,902
Amounts due to related parties (note 23)	1,677	1,563	2,789
Other taxation and social security	47,658	37,229	66,424
Other creditors	15,769	29,303	52,281
Accruals and deferred income	163,885	171,004	305,105
Interest accrual	12,511	12,592	22,466
Network infrastructure	14,319	11,424	20,382
	352,653	352,736	629,349

15.   Creditors - Amounts falling due after more than one year

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Repayable between one and two years			
Senior convertible notes	--	107,771	192,285
Repayable between two and three years			
Senior convertible notes	98,283	355,732	634,697
Repayable between three and four years			
Senior convertible notes	321,057	236,628	422,192
Senior discount notes	142,408	--	--
Senior notes	--	83,328	148,674
Repayable between four and five years			
Senior convertible notes	220,489	--	--
Senior notes	79,861	176,791	315,431
Repayable in more than five years			
Senior notes	331,801	184,299	328,826
	1,193,899	1,144,549	2,042,105

Senior convertible notes

In August 1998, COLT issued Deutschmark denominated senior convertible notes
("1998 Senior Convertible Notes") in the initial principal amount of DM
600,000,000. A total of (pound)204,332,000 was raised before issuance costs of
(pound)5,232,000. These costs have been deducted from the principal amount of
the 1998 Senior Convertible Notes and have been charged to the profit and loss

account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The 1998 Senior Convertible Notes mature on 6 August 2005 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 6 August 2001 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The 1998 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)9.3438 per ordinary share with a fixed exchange rate of DM2.9392 per (pound)1.00. In accordance

64

<PAGE>

with the terms of the notes, following the completion of the Company's sale of
ordinary shares in December 2001, the conversion price of the notes was adjusted
to (pound)7.9039 per ordinary share with a fixed exchange rate of DM 2.9392 per
(pound)1.00. During 2003, DM 3,300,000 aggregate initial principal amount of the
notes was purchased (2002: DM 5,000,000). At 31 December 2003, 11,336,506
ordinary shares are reserved for issuance upon conversion of the remaining 1998
Senior Convertible Notes (2002: 11,478,557). The notes rank pari passu in right
of payment with all other unsubordinated unsecured indebtedness of the Company
and are senior in right of payment to all subordinated indebtedness of the
Company. On 31 December 2001, the 1998 Senior Convertible Notes were
redenominated from Deutschmarks to Euros at a rate of DM1.95583 per (euro)1.00.

In March 1999, COLT issued Euro denominated senior convertible notes ("March
1999 Senior Convertible Notes") in the initial principal amount of
(euro)295,000,000. A total of (pound)199,594,000 was raised before issuance
costs of (pound)5,094,000. These costs have been deducted from the principal
amount of the March 1999 Senior Convertible Notes and are charged to the profit
and loss account over three years. The notes bear interest at the rate of 2% of
the initial principal amount per annum, payable in cash annually beginning 29
March 2000. The March 1999 Senior Convertible Notes mature on 29 March 2006 and
any outstanding notes will then be redeemed at a price of 117.907% of the
initial principal amount. The notes are also redeemable at the option of the
Group, in whole or in part, at any time on or after 29 March 2002 at an accreted
principal amount plus any accrued interest. The accreted principal amount is
that amount determined so as to provide a gross yield at redemption (including
any accrued interest and any cash interest previously paid) of 4.25%. The March
1999 Senior Convertible Notes are convertible at any time, at the option of the
holder, unless previously redeemed, repurchased or cancelled, into ordinary
shares of COLT. At issue, the conversion price of the notes was (pound)14.6460
per ordinary share with a fixed exchange rate of (euro)1.4780 per (pound)1.00.
In accordance with the terms of the notes, following the completion of the
Company's sale of ordinary shares in December 2001, the conversion price of the
notes was adjusted to (pound)12.2351 per ordinary share with a fixed exchange
rate of (euro)1.4780 per (pound)1.00. During 2003, no initial principal amount
of the notes was purchased (2002: (euro)25,350,000). At 31 December 2003,
9,210,009 ordinary shares are reserved for issuance upon conversion of the March
1999 Senior Convertible Notes (2002: 9,210,009). The notes rank pari passu in
right of payment to all unsubordinated unsecured indebtedness of the Company and
are senior in right of payment to all subordinated indebtedness of the Company.

In December 1999, COLT issued Euro denominated senior convertible notes
("December 1999 Senior Convertible Notes") in the initial principal amount of
(euro)368,000,000. A total of (pound)230,389,000 was raised before issuance
costs of (pound)9,289,000. These costs have been deducted from the principal
amount of the December 1999 Senior Convertible Notes and are charged to the
profit and loss account over three years. The notes bear interest at the rate of
2% of the initial principal amount per annum, payable in cash annually beginning
16 December 2000. The December 1999 Senior Convertible Notes mature on 16
December 2006 and any outstanding notes will then be redeemed at a price of
126.664% of the initial principal amount. The notes are also redeemable at the
option of the Group, in whole or in part, at any time on or after 16 December
2002 at an accreted principal amount plus any accrued interest. The accreted
principal amount is that amount determined so as to provide a gross yield at

redemption (including any accrued interest and any cash interest previously paid) of 5.25%. The December 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)35.5550 per ordinary share with a fixed exchange rate of (euro)1.5974 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)30.0760 per ordinary share with a fixed exchange rate of (euro)1.5974 per (pound)1.00. During 2003, (euro)3,560,000 aggregate initial principal amount of the notes was purchased (2002: (euro)47,595,000). At 31 December 2003, 5,788,412 ordinary shares are reserved for issuance upon conversion of the December 1999 Senior Convertible Notes (2002: 5,862,512). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In April 2000, COLT issued Euro denominated senior convertible notes ("2000 Senior Convertible Notes") in the initial principal amount of (euro)402,500,000. A total of (pound)245,696,000 was raised before issuance costs of (pound)5,596,000. These costs have been deducted from the principal amount of the 2000 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The 2000 Senior Convertible Notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The 2000 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)50.076 per ordinary share with a fixed exchange rate of (euro)1.6372 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)42.3593 per

<PAGE>

ordinary share with a fixed exchange rate of (euro)1.6372 per (pound)1.00.
During 2003, (euro)15,000,000 aggregate initial principal amount of the notes
was purchased (2002: (euro)46,599,000). At 31 December 2003, 4,195,217 ordinary
shares are reserved for issuance upon conversion of the 2000 Senior Convertible
Notes (2002: 4,411,509). The notes rank pari passu in right of payment with all
other unsubordinated unsecured indebtedness of the Company and are senior in
right of payment to all subordinated indebtedness of the Company.

Senior notes

In November 1997, COLT issued Sterling and Deutschmark denominated senior notes
("1997 Senior Notes") with aggregate principal amounts at maturity of
(pound)50,000,000 and DM 150,000,000, respectively. A total of
(pound)100,661,000 was raised before issuance costs of (pound)3,300,000. These
costs have been deducted from the principal amount of the 1997 Senior Notes and
are charged to the profit and loss account over five years. The British pound
notes bear interest at the rate of 10.125% per annum and the Deutschmark notes
bear interest at 8.875% per annum, both payable semi-annually beginning 31 May
1998. The 1997 Senior Notes mature on 30 November 2007. The 1997 Senior Notes
rank pari passu in right of payment with all other unsubordinated unsecured
indebtedness of the Company and are senior in right of payment to all
subordinated indebtedness of the Company. The 1997 Senior Notes are redeemable
at the option of the Group, in whole or in part, at any time on or after 30
November 2002, initially at 105.0625% of their principal amount at maturity,
plus accrued interest, in the case of the British pound notes and 104.4375% of
their principal amount at maturity, plus accrued interest, in the case of the
Deutschmark notes, declining in each case to 100% of their principal amount at
maturity, plus accrued interest, on or after 30 November 2004. During 2003, no
initial principal amount of the notes was purchased (2002: DM18,955,000 and
(pound)11,812,000). On 31 December 2001, the Deutschmark denominated 1997 Senior
Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per
(euro)1.00.

In July 1998, COLT issued Deutschmark denominated senior notes ("1998 Senior
Notes") with aggregate principal amount at maturity of DM 600,000,000. A total
of (pound)204,332,000 was raised before issuance costs of (pound)5,875,000.
These costs have been deducted from the principal amount of the 1998 Senior
Notes and are charged to the profit and loss account over five years. The 1998
Senior Notes bear interest at the rate of 7.625% per annum, payable
semi-annually beginning 31 January 1999. The 1998 Senior Notes mature on 28 July
2008. The 1998 Senior Notes rank pari passu in right of payment with all other
unsubordinated unsecured indebtedness of the Company and are senior in right of
payment to all subordinated indebtedness of the Company. The 1998 Senior Notes
are redeemable at the option of the Group, in whole or in part, at any time on
or after 31 July 2003, initially at 103.8125% of their principal amount at
maturity, plus accrued interest, declining to 100% of their principal amount at
maturity, plus accrued interest, on or after 31 July 2005. During 2003, no
initial principal amount of the notes was repurchased (2002: DM83,755,000). On
31 December 2001, the 1998 Senior Notes were redenominated from Deutschmarks to
Euros at a rate of DM1.95583 per (euro)1.00.

In December 1999, COLT issued Euro denominated senior notes ("1999 Senior
Notes") with aggregate principal amount at maturity of (euro)320,000,000. A

total of (pound)200,338,000 was raised before issuance costs of
(pound)4,838,000. These costs have been deducted from the principal amount of
the 1999 Senior Notes and are charged to the profit and loss account over five
years. The 1999 Senior Notes bear interest at the rate of 7.625% per annum,
payable semi-annually beginning 15 June 2000. The 1999 Senior Notes mature on 15
December 2009. The 1999 Senior Notes rank pari passu in right of payment with
all other unsubordinated unsecured indebtedness of the Company and are senior in
right of payment to all subordinated indebtedness of the Company. The 1999
Senior Notes are redeemable at the option of the Group, in whole or in part, at
any time on or after 15 December 2004, initially at 103.8125% of their principal
amount at maturity, plus accrued interest, declining to 100% of their principal
amount at maturity, plus accrued interest, on or after 15 December 2007. During
2003, no initial principal amount of the notes was repurchased (2002:
(euro)46,750,000).

Fair value of financial instruments

The fair values of the Group's financial instruments noted above are disclosed
in note 21.

66

<PAGE>

16. Provisions for liabilities and charges

	Property (pound)'000	Severance (pound)'000	Total (pound)'000	Total $'000
At 1 January 2003	59,268	28,100	87,368	155,883
Unwinding of discount	1,133	--	1,133	2,021
Utilised in the year	(14,066)	(13,121)	(27,187)	(48,507)
Sale of subsidiary	--	(2,567)	(2,567)	(4,580)
Exchange difference	3,647	466	4,113	7,338
At 31 December 2003	49,982	12,878	62,860	112,155

In 2001, the Group made provision against future rents, services, and reinstatement costs associated with ISCs being closed or "mothballed" and excess lease space. Such provisions will be utilised over the next 13 years and represent the net present value of the future estimated costs.

In 2002, the Group made provision for staff reduction programmes, which is expected to be utilised over the next 12 months.

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Maturity profile of property provision			
Payable in less than one year	18,274	13,356	23,830
Payable between one and two years	8,975	9,580	17,093
Payable between two and five years	16,436	14,447	25,776
Payable in more than five years	15,583	12,599	22,479
	59,268	49,982	89,178

<PAGE>
17. Cash Flow Reconciliations

<TABLE>
<CAPTION>
a. Reconciliation of operating loss to net cash inflow from operating activities

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Operating loss	(778,594)	(77,047)	(137,467)
Depreciation of tangible fixed assets	800,583	240,832	429,693
Amortisation of goodwill	12,305	2,116	3,775
Profit on sale of subsidiaries	--	(2,453)	(4,377)
Exchange differences	540	387	691
Decrease in debtors	56,881	20,681	36,899
Increase (decrease) in creditors	24,948	(9,463)	(16,884)
Movement in provision for liabilities and charges (note 16)	22,616	(27,187)	(48,507)
Net cash inflow from operating activities	139,279	147,866	263,823

<CAPTION>
b. EBITDA reconciliation

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Net cash inflow from operating activities	139,279	147,866	263,823
Adjust for:			
Exchange differences	(540)	(387)	(691)
Movement in debtors	(56,881)	(20,681)	(36,899)
Movement in creditors	(24,948)	9,463	16,884
Total working capital adjustments	(81,829)	(11,218)	(20,015)
Movement in provision for liabilities and charges	(22,616)	27,187	48,507
Add back:			
Exceptional interconnect and network charges	18,320	--	--
Exceptional selling and administrative charges	18,934	--	--
EBITDA before exceptional items	71,548	163,448	291,624

</TABLE>

<PAGE>

Financial Statements

18. Analysis of Net Debt
<TABLE>
<CAPTION>

	At 31 December	Cash flow	Exchange gain (loss)	Accretion and amortisation of finance on notes	Gain on purchase of debt	At 31 December	
	2002 (pound)'000	(pound)'000	(pound)'000	(pound)'000	(pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Investments in liquid resources	889,590	(187,765)	40,318	--	--	742,143	1,324,132
Cash at bank and in hand	45,292	12,458	2,489	--	--	60,239	107,478
Senior convertible notes	(639,829)	9,606	(54,049)	(22,047)	6,188	(700,131)	(1,249,174)
Senior discount notes	(142,408)	134,869	6,138	--	1,401	--	--
Senior notes	(411,662)	--	(31,324)	(1,432)	--	(444,418)	(792,931)
Total net funds (debt)	(259,017)	(30,832)	(36,428)	(23,479)	7,589	(342,167)	(610,495)

Analysed in the Balance Sheet:

Investments in liquid resources	889,590					742,143	1,324,132
Cash at bank and in hand	45,292					60,239	107,478
Creditors amounts falling due after more than one year	(1,193,899)					(1,144,549)	(2,042,105)
Total net debt	(259,017)					(342,167)	(610,495)

</TABLE>

Management of liquid resources

Cash inflows from liquid resources for the year were(pound)189,395,000
(2002:(pound)400,500,000), while cash outflows to liquid resources
were(pound)1,630,000 (2002:(pound)110,000).

<PAGE>

19. Capital Commitments
<TABLE>
<CAPTION>

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Future capital expenditure contracted but not provided for	47,832	23,371	41,700

</TABLE>

20. Financial Commitments

The Group has annual commitments under non-cancellable operating leases as
follows:

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Land and buildings			
Expiring within one year	1,437	1,305	2,328
Expiring between two and five years	6,906	12,530	22,356
Expiring in over five years	29,492	20,340	36,291
	37,835	34,175	60,975
Other			
Expiring within one year	1,552	535	955
Expiring between two and five years	1,966	1,162	2,073
Expiring in over five years	92	37	66
	3,610	1,734	3,094

Forward currency contracts

In 2002, COLT terminated its bank facility and its conditional requirement to
hold a series of British pound forward contracts to purchase U.S. $94,200,000.
The Group had no outstanding contracts at 31 December 2003.

70

<PAGE>
                                    Financial Statements

21. Financial Instruments

The Group's treasury objectives, policies and strategies are outlined within the
Financial Review on pages 22 and 23 under the heading "Treasury Policy"
excluding the paragraph titled "Sensitivity analysis". Except for disclosures
under currency exposure below, the following financial information excludes the
Group's short term debtors and creditors.

Interest rate and currency profile of financial liabilities
<TABLE>
<CAPTION>

	At 31 December 2003			
	Weighted average interest rate	Weighted average period for which rate is fixed	Total financial liabilities	Total financial liabilities
Currency:	%	Years	(pound)'000	$'000
<S>	<C>	<C>	<C>	<C>
Non-convertible debt				
British pound	10.1	4	38,188	68,135
Euro	7.8	5	406,230	724,796
Total	7.9	5	444,418	792,931
Convertible debt				
Euro	5.1	3	700,131	1,249,174

<CAPTION>

	At 31 December 2002			
	Weighted average interest rate	Weighted average period for which rate is fixed	Total financial liabilities	Total financial liabilities
Currency:	%	Years	(pound)'000	$'000
<S>	<C>	<C>	<C>	<C>
Non-convertible debt				
British pound	10.1	5	38,211	68,176
Euro	7.8	6	373,451	666,311
U.S. dollar	13.6	4	142,408	254,084
Total	9.4	6	554,070	988,571
Convertible debt				
Euro	5.1	4	639,829	1,141,583

```
            ========   ==========    ===========    ===========
</TABLE>
```

Additional details, including a maturity profile, of the financial liabilities
are set out in note 15. All financial liabilities shown in the table are at
fixed rates of interest.

<PAGE>
Provisions

All financial assets as at 31 December 2003 are floating rate assets bearing
interest at market rates, fixed in advance. In addition, the Group's provision
of (pound)49,982,000 (2002: (pound)59,268,000) for vacant leasehold properties
(note 16) meet the definition of financial liabilities. These financial
liabilities are considered to be floating rate financial liabilities. This is
because in establishing the provision the cash flows have been discounted and
the discount rate is re-appraised at each half yearly reporting date to ensure
that it reflects current market assessments of the time value of money and the
risks specific to the liability.

Interest rate and currency profile of financial assets

	At 31 December		
Currency:	Total assets 2002 (pound)'000	Total assets 2003 (pound)'000	Total assets 2003 $'000
British pound	389,571	238,514	425,557
Euro	500,771	557,889	995,385
U.S. dollar	39,502	1,502	2,680
Other	5,038	4,477	7,988
Total	934,882	802,382	1,431,610

Currency exposure

The following table shows the Group's net currency exposures that give rise to
those exchange gains and losses which are taken to the profit and loss account.
Such exposures comprise monetary assets and liabilities of the Group that are
not denominated in the operational or functional currency of the operating
company involved.

<TABLE>
<CAPTION>

	Net foreign currency monetary assets (liabilities) At 31 December 2003					
Functional currency:	British pound (pound)'000	U.S. dollar (pound)'000	Euro (pound)'000	Other (pound)'000	Total (pound)'000	Total $'000
<S>	<C>	<C>	<C>	<C>	<C>	<C>
British pound	--	971	(1,330)	1,197	838	1,495
Euro	(110)	(5,752)	--	(89)	(5,951)	(10,618)
Other	(41)	(403)	2,568	(14)	2,110	3,765
Total	(151)	(5,184)	1,238	1,094	(3,003)	(5,358)

<CAPTION>

<table>
<tr><td></td><td colspan="6">Net foreign currency monetary assets (liabilities)</td></tr>
<tr><td>Functional currency:</td><td colspan="6">At 31 December 2002</td></tr>
<tr><td></td><td>British
pound
(pound)'000</td><td>U.S. dollar
(pound)'000</td><td>Euro
(pound)'000</td><td>Other
(pound)'000</td><td>Total
(pound)'000</td><td>Total
$'000</td></tr>
<tr><td><S></td><td><C></td><td><C></td><td><C></td><td><C></td><td><C></td><td><C></td></tr>
<tr><td>British pound</td><td>--</td><td>(103,612)</td><td>(4,815)</td><td>11</td><td>(108,416)</td><td>(193,436)</td></tr>
<tr><td>Euro</td><td>(359)</td><td>(1,181)</td><td>--</td><td>(193)</td><td>(1,733)</td><td>(3,092)</td></tr>
<tr><td>Other</td><td>(264)</td><td>(368)</td><td>1,351</td><td>7</td><td>726</td><td>1,296</td></tr>
<tr><td>Total</td><td>(623)</td><td>(105,161)</td><td>(3,464)</td><td>(175)</td><td>(109,423)</td><td>(195,232)</td></tr>
</table>

</TABLE>

72

<PAGE>
                                        Financial Statements

Fair value of financial instruments

The following table shows the carrying amounts and the fair values of the
Group's financial instruments at 31 December 2002 and 2003.
The carrying amounts of the non-derivatives are included in the Group balance
sheet under indicated headings. The fair values of the financial instruments are
the amounts at which the instruments could be exchanged in a transaction between
willing parties, other than in a forced or liquidation sale.
<TABLE>
<CAPTION>

	Carrying amount At 31 December			Fair value At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Non-derivatives						
Assets						
Investments in liquid resources (i)	889,590	742,143	1,324,132	889,590	742,143	1,324,132
Cash at bank and in hand (i)	45,292	60,239	107,478	45,292	60,239	107,478
Liabilities						
Euro senior convertible notes (ii)	639,829	700,131	1,249,174	267,536	660,266	1,178,047
U.S. dollar senior discount notes (ii)	142,408	--	--	95,413	--	--
Euro senior notes (ii)	373,451	406,230	724,796	211,862	404,620	721,923
British pound senior notes (ii)	38,211	38,188	68,135	23,677	38,570	68,817
Derivatives						
Warrants (iii)	--	--	--	852	1,051	1,875

<FN>
(i)   The carrying amount of cash at bank and in hand and investments in liquid
      resources approximated to their fair values due to the short maturity of
      the instruments held.

(ii) The fair values of the Company's senior convertible, senior discount and
      senior notes have been estimated on the basis of market prices.

(iii) The Group has received warrants from certain suppliers in the ordinary
      course of business.
</FN>
</TABLE>

<PAGE>
22. Pension Arrangements

The Group operates a number of defined contribution pension schemes in its
subsidiaries.

Pension costs are charged to the profit and loss account on an accruals basis in
the period in which contributions are payable to the scheme. The pension cost
for 2003 amounted to (pound)11,087,000 (2002: (pound)12,477,000).

COLT Telecom AG, the Group's Swiss operating company, entered into a defined
contribution pension scheme in December 2002.
Under Swiss law, employees are guaranteed a minimum return on the assets of the
scheme. COLT Telecom AG has an arrangement with a Switzerland based insurance
company to insure the minimum commitment in full. If the insurance company was
unable to meet the minimum guaranteed commitment, then COLT Telecom AG would be
required to fund any deficit. The Directors consider the likelihood of such a
situation arising as remote. At 31 December 2003, the pension scheme had assets
and liabilities of (pound)7,700,000 (2002: (pound)11,500,000) and prepaid
contributions of (pound)30,000 (2002: nil).

23. Transactions with Related Entities

The UK pension scheme is administered by Fidelity Pensions Management Limited, a
subsidiary of Fidelity Investments Management Limited ("FIML"), a wholly owned
subsidiary of Fidelity International Limited ("FIL"). The fees for the above
services for the year ended 31 December 2003 were approximately (pound)127,000
(2002: (pound)170,000).

The Group has certain agreements with Fidelity Capital Associates Inc. ("FCA"),
a wholly owned subsidiary of Fidelity Management & Research Corp. ("FMR Corp."),
which allow, under certain circumstances, for the Group to obtain consulting
services from, or provide consulting services to, FCA. Compensation under the
agreements is at prevailing market rates set each year. No services were
provided by the Group or to the Group in 2003 or 2002.

Pursuant to a contract with the Group, certain FMR Corp. and FIL employees
provide consulting and other services to the Group at agreed rates. The fees for
these services for the year ended 31 December 2003 were approximately
(pound)1,932,000, (2002: (pound)1,377,000), for FMR employees and
(pound)1,095,000 for FIL employees (2002: (pound)300,000). At 31 December 2003
there were creditor balances outstanding to FMR and FIL of (pound)822,000 and
(pound)741,000 respectively.

An amount of(pound)3,194,000 was billed during 2003 to FIL for voice, data and
eBusiness services (2002:(pound)3,880,000).

An amount of (pound)916,000 was billed during 2003 by Teranua, a 100% owned
subsidiary of FMR Corp, for consultancy services (2002: (pound)nil).

74

<PAGE>

Financial Statements

24. Company Balance Sheet
<TABLE>
<CAPTION>

	Notes	At 31 December 2002 (pound)'000	At 31 December 2003 (pound)'000	At 31 December 2003 $'000
<S>	<C>	<C>	<C>	<C>
Fixed assets				
Tangible fixed assets	b	14,044	17,149	30,597
Investments	c	1,744,330	1,785,331	3,185,388
Total fixed assets		1,758,374	1,802,480	3,215,985
Current assets				
Prepaid expenses and other debtors	d	6,663	5,923	10,568
Investments in liquid resources		424,980	237,349	423,478
Cash at bank and in hand		6	9	16
Total current assets		431,649	243,281	434,062
Total assets		2,190,023	2,045,761	3,650,047
Capital and reserves				
Called up share capital		37,688	37,754	67,361
Share premium		2,314,335	2,315,904	4,132,036
Merger reserve		27,227	27,359	48,814
Shares to be issued (note 13)		454	215	384
Profit and loss account	e	(1,424,694)	(1,518,339)	(2,709,020)
Equity shareholders' funds		955,010	862,893	1,539,575
Provisions for liabilities and charges		3,611	4,401	7,851
Creditors				
Amounts falling due within one year	f	37,503	33,918	60,516
Amounts falling due after more than one year:	g			
Convertible debt		639,829	700,131	1,249,174
Non-convertible debt		554,070	444,418	792,931
Total amounts falling due after more than one year		1,193,899	1,144,549	2,042,105
Total creditors		1,231,402	1,178,467	2,102,621
Total liabilities, capital and reserves		2,190,023	2,045,761	3,650,047

</TABLE>
Approved by the Board of Directors on 24 February 2003 and signed on its behalf
by:

```
Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director
```

<PAGE>
Notes to the company balance sheet

a) Profit and Loss account

As permitted by Section 230 of the Companies Act of 1985, the parent company's
profit and loss account has not been included in these financial statements. The
parent company's loss for the period was (pound)174,697,000 (2002: loss of
(pound)1,594,442,000).

b) Tangible fixed assets

	Computers, equipment, fixtures & fittings and vehicles (pound)'000	Systems under development (pound)'000	Total (pound)'000	Total $'000
Cost				
At 1 January 2003	24,967	13,046	38,013	67,822
Additions	50	12,728	12,778	22,799
Transfers	10,876	(14,573)	(3,697)	(6,596)
At 31 December 2003	35,893	11,201	47,094	84,025
Accumulated depreciation				
At 1 January 2003	23,969	--	23,969	42,766
For the year	5,976	--	5,976	10,662
At 31 December 2003	29,945	--	29,945	53,428
Net book value				
At 31 December 2002	998	13,046	14,044	25,057
At 31 December 2003	5,948	11,201	17,149	30,597

c) Investments

	(pound)'000	$'000
At 1 January 2003	1,744,330	3,112,234
Additions	193,974	346,088
Disposals	(15,068)	(26,884)
Impairment	(305,422)	(544,934)
Foreign exchange difference	167,517	298,884
At 31 December 2003	1,785,331	3,185,388

See note 26 for additional subsidiary information.

d) Prepaid expenses and other debtors

```
                                 At 31 December
                        ---------------------------------------
                            2002         2003          2003
                        (pound)'000   (pound)'000      $'000
                        -----------   -----------     --------

Other debtors               5,305         4,628         8,258
Prepayments                 1,358         1,295         2,310
                        -----------   -----------     --------
                            6,663         5,923        10,568
                        ===========   ===========     ========
```

76

<PAGE>

e) Profit and loss account
<TABLE>
<CAPTION>

	(pound)'000	$'000
	-----------	----------
<S>	<C>	<C>
At 1 January 2003	(1,424,694)	(2,541,939)
Retained profit (loss) for the period	(174,697)	(311,694)
Exchange differences (including(pound)86,465,000 loss on net foreign currency borrowings)	81,052	144,613
	-----------	----------
At 31 December 2003	(1,518,339)	(2,709,020)
	===========	==========

</TABLE>

f) Creditors - amounts falling due within one year

	At 31 December		

	2002	2003	2003
	(pound)'000	(pound)'000	$'000
	-----------	-----------	--------
Accrued expenses	35,356	33,918	60,516
Amounts owed to group undertakings	2,147	--	--
	------	------	------
	37,503	33,918	60,516
	======	======	======

g) Creditors - amounts falling due after more than one year

	At 31 December		

	2002	2003	2003
	(pound)'000	(pound)'000	$'000
	-----------	-----------	--------
Repayable between one and two years			
Senior convertible notes	--	107,771	192,285
Repayable between two and three years			
Senior convertible notes	98,283	355,732	634,697
Repayable between three and four years			
Senior convertible notes	321,057	236,628	422,192
Senior notes	--	83,328	148,674
Senior discount notes	142,408	--	--
Repayable between four and five years			
Senior convertible notes	220,489	--	--
Senior notes	79,861	176,791	315,431
Repayable in more than five years			
Senior notes	331,801	184,299	328,826
	---------	---------	---------
	1,193,899	1,144,549	2,042,105
	=========	=========	=========

77

<PAGE>
25. Summary of differences between U.K. Generally Accepted Accounting Principles
and U.S. Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with U.K.
GAAP and on the basis of presentation as set out in Note 1, which differs in
certain respects from U.S. GAAP. The main differences between U.K. GAAP and U.S.
GAAP which affect the Group's consolidated net losses and net equity are set out
below.

<TABLE>
<CAPTION>
a. Effects of conforming to U.S. GAAP - impact on net loss

	Year ended 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Loss for period under U.K. GAAP	(718,282)	(124,647)	(222,395)
U.S. GAAP adjustments:			
Amortisation of intangibles (i) (x)	1,076	2,116	3,775
Capitalised interest, net of depreciation (ii)	3,662	(3,082)	(5,499)
Deferred compensation (i) (iii)	(1,946)	(1,012)	(1,806)
Payroll taxes on employee share schemes (iv)	(68)	385	687
Profit on sale of IRUs (v)	1,044	1,044	1,863
Installation revenue (vi)	(3,172)	3,469	6,189
Direct costs attributable to installation revenue (vi)	3,172	(4,231)	(7,549)
Warrants (vii)	(991)	199	355
Amount written off investment in own shares (viii)	409	--	--
Gain on forward foreign exchange contracts (ix)	(424)	--	--
Impairment (x) (xi)	104,390	(11,221)	(20,020)
Loss for period under U.S. GAAP	(611,130)	(136,980)	(244,400)
Ordinary shares used in calculation of basic and diluted loss per share ('000)	1,507,164	1,507,771	1,507,771
Basic and diluted loss per share	(pound)(0.41)	(pound)(0.09)	$ (0.16)

<FN>
(i)   On 15 July 1998, the Group completed the acquisition of ImagiNet. A total
       of 1,395,292 ordinary shares were issued at completion. An additional
       476,208 remained to be issued during 1999 and 2000 subject to certain
       criteria being met.

       On 3 July 2001, the Group acquired all the share capital of Fitec. A
       total of 1,518,792 ordinary shares and 4,040,000 Euros was paid at
       completion with an additional 317,784 ordinary shares and 1,200,000 Euros
       paid over the two year period ended June 2003, subject to certain
       criteria being met.

       Under U.K. GAAP, the deferred shares and payments have been included in
       the purchase consideration. The excess purchase consideration over the
       fair value of assets and liabilities acquired is attributed to goodwill
       and is being amortised over its estimated economic life.

Under U.S. GAAP these deferred shares and payments are excluded from the
purchase consideration and recognised as compensation expense in the
profit and loss accounts over the period in which the payments vest. The
total compensation charge for 2003 was (pound)301,000 (2002:
(pound)1,154,000). The goodwill which arose on acquisition for U.S.
purposes was (pound)13,281,000 (2002: (pound)20,594,000).

(ii)   Adjustment to reflect interest amounts capitalised under U.S. GAAP, less
         depreciation for the period.

(iii)   The Group operates an Inland Revenue approved Savings-Related Share
         Option Scheme ("SAYE" Scheme). Under this scheme, options may be granted
         at a discount of up to 20%. Under U.K. GAAP no charge is taken in
         relation to the discount. Under U.S. GAAP, the difference between the
         market value of the shares on the date of grant and the price paid for
         the shares is charged as a compensation cost to the profit and loss
         account over the period over which the shares are earned.

         Also under U.S. GAAP, an employer's offer to enter into a new SAYE
         contract at a lower price causes variable accounting for all existing
         awards subject to the offer. Variable accounting commences for all
         existing awards when the offer is made, and for those awards that are

78

<PAGE>

Financial Statements

retained by employees because the offer is declined, variable accounting
continues until the awards are exercised, are forfeited, or expire
unexercised. New awards are accounted for as variable to the extent that
the previous, higher priced options are cancelled.

The total expected compensation cost is recorded within equity
shareholders' funds as unearned compensation and additional paid in share
capital respectively, with the compensation being charged to the profit
and loss account over the vesting period. The charge for the year ended
31 December 2003 under the SAYE scheme was (pound)711,000 (2002:
(pound)792,000). At 31 December 2003 there were 3,097,000 variable SAYE
options outstanding.

(iv)   The Group operates a number of employee share schemes on which it incurs
        employer payroll taxes. Under U.K. GAAP, the cost of the employer taxes
        is recognised over the period from the date of grant to the end of the
        performance period. Under U.S. GAAP, the cost is recognised when the tax
        obligation arises.

(v)   In 2000 and 2001 the Group concluded a number of infrastructure sales in
        the form of 20-year indefeasible rights-of-use ("IRU") with
        characteristics, which qualify the transaction as outright sales for U.K.
        GAAP. Under U.S. GAAP these sales are treated as a 20 year operating
        lease. There were no infrastructure sales in 2003 or 2002 hence the
        adjustment represents the recognition of profit under U.S. GAAP on the
        sale of IRUs concluded in prior years.

(vi)   In accordance with SAB 101 "Revenue Recognition in Financial Statements",
        for the year ended 31 December 2003, customer installation revenues
        together with attributable direct costs, up to the level of the
        associated revenue, are recognised over the expected customer
        relationship period. The relationship period for wholesale customers was
        reduced from five to three years during 2002 and resulted in additional
        release of (pound)11.4 million under U.S. GAAP in 2002. At 31 December
        2003, the cumulative impact on net losses under SAB 101 was (pound)0.8
        million, representing cumulative deferred installation revenues of
        (pound)54.2 million and costs of (pound)53.4 million.

(vii)   The Group has received warrants from certain suppliers in the ordinary
        course of business. Under U.K. GAAP, warrants are treated as financial
        assets and recorded at the lower of cost or fair value. Hence for U.K.
        GAAP purposes the warrants have been recognised at nil.

        At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair
        value with unrecognised gains included in "Other Comprehensive Income"
        within equity shareholders' funds. As required by FAS 133 "Accounting for
        Derivative Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138,
        which came into effect on 1 January 2001, the unrealised gain at 31
        December 2000 and subsequent changes in fair value are reflected in the
        profit and loss account.

(viii) Under U.K. GAAP, shares held by a QUEST and similar employee share

trusts, are recorded as fixed asset investments at cost less amounts
written off. Under U.S. GAAP, these shares are recorded at historical
cost in the balance sheet as a deduction from shareholders' funds.

(ix)   The Group entered into forward foreign exchange contracts for payments
        relating to its U.S. dollar denominated senior discount notes, a portion
        of which were purchased during the 12 months ended 31 December 2001. As a
        result, the Group recognised an unrealised gain on that ineffective
        portion of the hedge attributable to the purchased notes. The adjustment
        of (pound)424,000 in 2002 is to reverse the unrealised gain recognised in
        2001. There were no open forward contracts at the end of 2003.

(x)   The Group has adopted FAS 141 Business Combinations and FAS 142, Goodwill
        and Other Intangible Assets. FAS 142 requires that goodwill and
        intangible assets with indefinite useful lives not be amortised but
        should be tested for impairment annually. Goodwill on acquisitions made
        before 1 July 2001 continued to be amortised until 31 December 2001.
        Hence prior to 1 January 2002, the Group amortised the goodwill arising
        on the acquisition of ImagiNet over its useful economic life of 10 years.
        Other intangibles assets of (pound)2.5 million were identified by
        management upon the acquisition of Fitec on 3 July 2001.

        At 30 September 2002, as set out in note (xi), the Group completed an
        impairment review of its reporting units. As a result the goodwill and
        other intangible assets attributable to Fitec were considered fully
        impaired and written off. These were also written off in full for U.K.
        GAAP purposes. In December 2003 the Group disposed of its interest in
        Fitec.

        The Group had unamortised goodwill of (pound)8.5 million at December
        2003, which is no longer amortised under U.S. GAAP but will be assessed
        for impairment annually in accordance with FAS 142. Amortisation expense
        related to goodwill, under U.K. GAAP, was (pound)2.1 million in 2003. The
        adjustment represents the writeback of this amortisation.

<PAGE>

(xi)   FAS 144 requires long-lived assets be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows. The cash flow calculations are based on management's best estimates, using appropriate assumptions and projections at the time.

During the third quarter of 2002, the Group recorded charges of (pound)443.8 million under U.S. GAAP to reflect the impairment of goodwill, other intangible assets, network and non-network fixed assets, resulting in a GAAP difference of (pound)107.2 million. The charge for the year ended 31 December 2003, represents the charge for depreciation in respect of the assets that had not been impaired for U.S. GAAP purposes. The adjustment for the year ended 31 December 2002, reflects the lower impairment charge for U.S. GAAP purposes, net of associated depreciation.

</FN>
</TABLE>

b. Effects of conforming to U.S. GAAP - impact on net equity
<TABLE>
<CAPTION>

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Equity shareholders' funds under U.K. GAAP	955,010	862,893	1,539,575
U.S. GAAP adjustments:			
Shares to be issued (i)	(82)	--	--
Deferred compensation (i) (iii)	(9,754)	(10,766)	(19,209)
Unearned compensation (i) (iii)	(3,667)	(1,510)	(2,694)
Additional paid in share capital (i) (iii)	13,421	12,276	21,903
Amortisation of intangibles (i) (x)	3,900	6,016	10,734
Own shares held in trust (xii) (see note 13)	(206)	(195)	(348)
Warrants (vii)	852	1,051	1,875
Deferred profit on sale of IRUs (v)	(18,767)	(17,723)	(31,621)
Capitalised interest, net of depreciation (ii)	40,961	37,879	67,584
Impairment (xi)	104,390	93,169	166,231
Deferred profit on installations (vi)	--	(762)	(1,360)
Payroll taxes on employee share schemes (iv)	--	385	687
Approximate equity shareholders' funds under U.S. GAAP	1,086,058	982,713	1,753,357

```
<FN>
(i) to (xi) see note (a) for description of adjustments.

(xii) Under U.K. GAAP, shares held by a QUEST and similar employee schemes are
recorded as fixed asset investments at cost less amounts written off. Under U.S.
GAAP, these shares are recorded at historical cost in the balance sheet as a
deduction from shareholders' funds. The adjustment reflects the net impact on
U.S. GAAP equity after the U.K. GAAP write-off recorded in 2002.
</FN>
</TABLE>
```

80

<PAGE>
                              Financial Statements

c. Income taxes

Under U.K. GAAP, deferred income taxes are accounted for to the extent that it
is considered probable that a liability or asset will materialise in the
foreseeable future.

Under U.S. GAAP, deferred taxes are accounted for on all temporary differences
between book income and tax income and a valuation allowance is established to
reduce deferred tax assets to the amount which are more likely than not to be
realised in future tax returns.

The deferred tax asset is reconciled to the U.S. GAAP net deferred tax asset as
follows:

	At 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
Deferred tax asset in financial statements (U.K. GAAP)	--	--	--
Tax effects of timing differences:			
Tax losses:			
North region	117,147	127,617	227,694
Central region	104,352	182,468	325,559
South region	27,863	37,996	67,793
Capital allowances and other timing differences	124,237	149,562	266,849
Gross deferred tax assets under U.S. GAAP	373,599	497,643	887,895
Deferred tax valuation allowance	(373,599)	(497,643)	(887,895)
Net deferred tax assets under U.S. GAAP	--	--	--

d. Cash flow statement

The Group's financial statements present cash flow statements prepared using the
principles of U.K. Accounting Standards FRS 1 (Revised), "Cash Flow Statements".
The statement prepared under FRS 1 (Revised) presents substantially the same
information as that required under U.S. Statement of Financial Accounting
Standard No. 95 ("FAS 95"). Under FRS 1 (Revised) cash flows are presented for
(i) operating activities; (ii) returns on investments and servicing of finance;
(iii) taxation; (iv) capital expenditure and financial investment; (v)
acquisitions and disposals; (vi) equity dividends paid; (vii) management of
liquid resources; and (viii) financing. FAS 95 requires presentation of cash
flows from operating, investing and financing activities. The following
statements summarise the statement of cash flows for the Group as if they had
been presented in accordance with U.S. GAAP.

```
<TABLE>
<CAPTION>
                                                                    Year ended 31 December
                                                      ------------------------------------------------
                                                           2002           2003           2003
                                                       (pound)'000    (pound)'000        $'000
                                                       -----------    -----------     ----------
<S>                                                        <C>            <C>            <C>
Net cash inflow from operating activities                112,082        110,543        197,231
Net cash used in investing activities                    846,965       (143,005)      (255,150)
Net cash provided by financing activities                (97,167)      (142,845)      (254,864)
Effects of exchange differences on cash and cash equivalents  27,605     42,807         76,376
                                                       -----------    -----------     ----------
Net increase in cash and cash equivalents                889,485       (132,500)      (236,407)
Cash and cash equivalents at beginning of period          45,397        934,882      1,668,017
                                                       -----------    -----------     ----------
Cash and cash equivalents at end of period               934,882        802,382      1,431,610
                                                       ===========    ===========     ==========
</TABLE>
```

<PAGE>

e. Equity shareholders' funds

The significant components of equity shareholders' funds under U.S. GAAP are as
follows:

<TABLE>
<CAPTION>

	Ordinary shares		Paid in capital (pound)'000	Retained earnings (pound)'000	Other (pound)'000	Total shareholders' funds (pound)'000
	Shares No'000	Par (pound)'000				
At 31 January 2002	1,507,241	37,681	2,330,718	(722,370)	6,098	1,652,127
Loss for period	--	--	--	(611,130)	--	(611,130)
Stock issuance	296	7	163	--	--	170
Additional paid in capital	--	--	1,031	--	--	1,031
Unearned compensation	--	--	--	928	--	928
Forward foreign exchange contracts	--	--	--	--	(6,098)	(6,098)
Exchange differences	--	--	--	49,030	--	49,030
At 31 December 2002	1,507,537	37,688	2,331,912	(1,283,542)	--	1,086,058
Loss for period	--	--	--	(136,980)	--	(136,980)
Stock issuance	2,617	66	1,701	--	--	1,767
Additional paid in capital	--	--	(1,145)	--	--	(1,145)
Unearned compensation	--	--	--	2,011	--	2,011
Exchange differences	--	--	--	31,002	--	31,002
At 31 December 2003	1,510,154	37,754	2,332,468	(1,387,509)	--	982,713
At 31 December 2003 ($'000)		67,361	4,161,589	(2,475,593)	--	1,753,357

</TABLE>

f. Other disclosures

EBITDA

EBITDA consists of earnings (loss) before net interest expense, income taxes,
depreciation, amortisation and foreign exchange gains or losses. EBITDA is a
measure commonly used in the telecommunications industry and is presented to
enhance the understanding of the Group's operating results. EBITDA is not a
measurement of financial performance under generally accepted accounting
principles and may not be comparable to other similarly titled measures of other
companies. EBITDA should not be considered as an alternative to operating or net
income (as determined in accordance with generally accepted accounting
principles), as an indicator of the Group's performance, as an alternative to
cash flows from operating activities (as determined in accordance with generally
accepted accounting principles) or as a measure of liquidity.

New accounting standards

FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived

Assets, was issued in July 2001. This standard was effective for the Group's
fiscal year beginning 1 January 2003. The standard provides the accounting
requirements for retirement obligations associated with tangible long-lived
assets. The standard requires that the obligation associated with the retirement
of tangible long-lived assets be capitalised into the asset cost at the time of
initial recognition. The liability is then discounted to its fair value at the
time of recognition using the guidance provided by that standard. The
requirements of this standard will be reflected as a cumulative effect
adjustment to income. Management has assessed the impact of the adoption of SFAS
143 on its consolidated financial statements and believes the impact is not
material.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on
Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables". EITF
00-21 addresses certain aspects of the accounting by a vendor for arrangements
under which the vendor will perform multiple revenue generating activities. EITF
00-21 will be effective for interim periods beginning after 15 June 2003.
Management has assessed the impact of adoption of EITF 00-21 on its consolidated
financial statements and believes the impact is not material.

82

<PAGE>

Financial Statements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial
Instruments with Characteristics of Both Liabilities and Equity". This standard
requires the classification of certain freestanding financial instruments as
liabilities measured at their fair value. Financial instruments within the scope
of this standard include mandatorily redeemable shares, instruments that
constitute an obligation to repurchase equity shares, or certain instruments
that constitute an obligation that may be settled by issuing a variable number
of equity shares. SFAS 150 is effective for financial instruments entered into
or modified after 31 May 2003, or otherwise at the beginning of the first
interim period beginning after 15 June 2003. Management has assessed the impact
of adoption of SFAS No. 150 on its consolidated financial statements and
believes the impact is not material.

FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, was
issued in November 2002. The primary objective of FIN 45 is to elaborate in the
disclosures to be made by a guarantor in its interim and annual financial
statements about its obligations under certain guarantees that it has issued. It
also clarifies that a guarantor is required to recognise, at the inception of a
guarantee, a liability for the fair value of the obligation undertaken in
issuing the guarantee. The initial recognition and measurement provisions of
this Interpretation are applicable on a prospective basis to guarantees issued
or modified after 31 December 2002. The provisions of the disclosure
requirements are effective for financial years ending after 15 December 2002.
Management has assessed the impact of the adoption of FIN 45 on its consolidated
financial statements and believes the impact will not be material.

FASB Interpretation No. 46 ("FIN 46" or the "Interpretation"), Consolidation of
Variable Interest Entities, an interpretation of ARB 51 was issued in January
2003. The primary objectives of FIN 46 are to provide guidance on the
identification of entities for which control is achieved through means other
than through voting rights ("variable interest entities" or "VIEs") and how to
determine when and which business enterprise should consolidate the VIE (the
"primary beneficiary"). In addition, FIN 46 requires that both the primary
beneficiary and all other enterprises with a significant variable interest in a
VIE make additional disclosures. For any variable interest entities created
after 31 January 2003, FIN 46 is effective immediately. This Interpretation will
be effective for the Group's fiscal year beginning 1 January 2004. Management
believes the adoption of FIN 46 will have no impact on its consolidated
financial statements.

g. Share option plans

At 31 December 2003, the Group had certain options outstanding under its share
plans. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation",
the Group elected not to adopt the recognition provisions of the standard and to
continue to apply the provisions of Accounting Principles Board Opinion No. 25,
"Accounting for Stock Issued to Employees," in accounting for its share options
and awards. Had compensation expense for share options and awards been
determined in accordance with SFAS No.123, the Group's loss for period and basic
and diluted loss per share would have been as follows:
<TABLE>

<CAPTION>

	Year ended 31 December		
	2002 (pound)'000	2003 (pound)'000	2003 $'000
<S>	<C>	<C>	<C>
Loss for period after exceptional items:			
As reported	(611,130)	(136,980)	(244,400)
Add compensation charge in respect of SAYE scheme charged			
to the profit and loss account	792	711	1,269
Less: Share based compensation charge calculated under the Black-Scholes model	(16,870)	(16,777)	(29,932)
Adjusted pro forma loss for the period	(627,208)	(153,046)	(273,063)
Basic and diluted loss per share			
As reported	(pound)(0.41)	(pound)(0.09)	$ (0.16)
As adjusted	(pound)(0.42)	(pound)(0.10)	$ (0.18)

</TABLE>

Solely for the purposes of providing the disclosures required by SFAS No. 123,
the fair value of each grant was estimated on the date of grant using the
Black-Scholes option pricing model, with the following assumptions: volatility
40%, risk free interest rate prevailing at the time of grant (2.7% - 6.7%),
expected lives of options 6 years and dividend yield 0%.

<PAGE>
26. Subsidiary Undertakings

The Company is the holding company of the Group and has the following principal
operating subsidiary undertakings, each of which is a private company registered
in its country of operation. The Company holds 100% of the allotted capital of
all of its operating subsidiaries through intermediate holding companies and
their results are included in the consolidated financial statements.
<TABLE>
<CAPTION>

Name	Country of operation	Principal activities
<S>	<C>	<C>
COLT Telecommunications (unlimited company)	United Kingdom	Telecommunications and internet services provider
COLT Telecom GmbH	Germany	Telecommunications and internet services provider
COLT Telecommunications France SAS	France	Telecommunications and internet services provider
COLT Telecom AG	Switzerland	Telecommunications and internet services provider
COLT Telecom SpA	Italy	Telecommunications and internet services provider
COLT Telecom Espana SA	Spain	Telecommunications and internet services provider
COLT Telecom BV	The Netherlands	Telecommunications and internet services provider
COLT Telecom SA	Belgium	Telecommunications and internet services provider
COLT Telecom Austria GmbH	Austria	Telecommunications and internet services provider
COLT Telecom AB	Sweden	Telecommunications services provider
COLT Internet U.S. Corp.	USA	Intragroup internet services provider
COLT Telecom U.S. Corp.	USA	Intragroup telecommunications services provider
COLT Telecom A/S	Denmark	Telecommunications and internet services provider
COLT Telecom A/S	Norway	Telecommunications and internet services provider
COLTEL - Servicos de Telecommunicoes, Unipessoal Lda	Portugal	Telecommunications and internet services provider
COLT Telecom Ireland Limited	Ireland	Telecommunications and internet services provider
COLT Telecom Finland OY	Finland	Telecommunications and internet services provider

</TABLE>

84

<PAGE>
2003 Quarterly Group Financial Results (Unaudited)
<TABLE>
<CAPTION>

Group Profit and Loss Account (after exceptional items)	Q1 (pound)'000	Q2 (pound)'000	Q3 (pound)'000	Q4 (pound)'000	Total (pound)'000
<S>	<C>	<C>	<C>	<C>	<C>
Turnover	271,720	292,967	295,368	306,263	1,166,318
Cost of sales					
Interconnect and network	(180,466)	(195,477)	(193,322)	(197,677)	(766,942)
Network depreciation	(48,446)	(51,616)	(53,977)	(50,378)	(204,417)
	(228,912)	(247,093)	(247,299)	(248,055)	(971,359)
Gross profit	42,808	45,874	48,069	58,208	194,959
Operating expenses					
Selling, general and administrative	(57,235)	(59,564)	(58,790)	(57,886)	(233,475)
Other depreciation and amortisation	(9,594)	(9,897)	(9,756)	(9,284)	(38,531)
	(66,829)	(69,461)	(68,546)	(67,170)	(272,006)
Operating loss	(24,021)	(23,587)	(20,477)	(8,962)	(77,047)
Other income (expense)					
Interest receivable	7,471	6,705	6,010	6,532	26,718
Gain on purchase of debt	349	7,240	--	--	7,589
Interest payable and similar charges	(22,444)	(22,724)	(22,139)	(20,988)	(88,295)
Exchange gain (loss)	(1,936)	5,115	880	2,329	6,388
	(16,560)	(3,664)	(15,249)	(12,127)	(47,600)
Loss on ordinary activities before taxation	(40,581)	(27,251)	(35,726)	(21,089)	(124,647)
Taxation	--	--	--	--	--
Loss for period	(40,581)	(27,251)	(35,726)	(21,089)	(124,647)
Basic and diluted loss per share	(pound)(0.03)	(pound)(0.02)	(pound)(0.02)	(pound)(0.01)	(pound)(0.08)
Other data:					
Turnover growth					
Year-to-year	10%	13%	14%	16%	14%
Quarter-to-quarter	3%	8%	1%	4%	n/a
Gross profit (loss) margin (i)	16%	16%	16%	19%	17%
EBITDA ((pound)'000) (ii)	34,019	37,926	43,256	48,247	163,448
EBITDA margin	13%	13%	15%	16%	14%

```
<FN>
(i) Gross profit (loss) includes exceptional charges and provisions.

(ii) EBITDA is defined as earnings before interest, tax, depreciation,
amortisation, foreign exchange, infrastructure sales, and exceptional items.
</FN>
</TABLE>
```

For further information on exceptional items see note 7.

```
<PAGE>
2003 Operating Statistics (Unaudited)
<TABLE>
<CAPTION>
```

	Q1	Q2	Q3	Q4
	------	------	------	------
`<S>`	`<C>`	`<C>`	`<C>`	`<C>`
Customers (at end of period) (i)				
North Region	4,799	5,287	5,334	5,708
Central Region	6,070	6,385	6,466	6,838
South Region	5,447	5,662	5,605	7,019
	------	------	------	------
Total	16,316	17,334	17,405	19,565
Customers (at end of period) (i)				
Corporate	15,387	16,363	16,410	18,581
Wholesale	929	971	995	984
	------	------	------	------
Total	16,316	17,334	17,405	19,565
Switched minutes (million) (for quarter)				
North Region	1,444	1,490	1,519	1,541
Central Region	2,717	2,784	2,969	3,480
South Region	931	971	1,010	1,041
	------	------	------	------
Total	5,092	5,245	5,498	6,062
Private wire VGEs (000) (at end of quarter) (ii)				
North Region	9,104	9,526	10,125	10,433
Central Region	9,012	9,964	10,621	11,274
South Region	3,643	3,857	4,432	4,906
	------	------	------	------
Total	21,759	23,347	25,178	26,613
Headcount (at end of quarter) (iii)				
North Region	1,398	1,356	1,282	1,236
Central Region	1,550	1,519	1,461	1,393
South Region	1,198	1,150	1,114	932
Group/Other	296	292	315	305
	------	------	------	------
Total	4,442	4,317	4,172	3,866

```
<FN>
```
South Region comprises France, Italy, Portugal and Spain. North Region comprises
U.K., Ireland, The Netherlands, Belgium, Denmark, and Sweden. Central Region
comprises Germany, Austria and Switzerland

(i) Customers represent the number of customers who purchase network and data
solutions products. The categorisation of some customers between corporate and
wholesale is reviewed periodically and may change. Where possible changes are
reflected in prior period comparatives.

(ii) Non-switched circuits are measured in Voice Grade Equivalents (VGEs). VGEs
are the comparable number of voice circuits, of 64 kilobits per second, each

approximately equivalent in capacity to the non-switched circuit being measured.

(iii) Headcount comprises active employees excluding temporary and contract
workers.
</FN>
</TABLE>
86

<PAGE>

Selected Financial Information

Five Year Summary
<TABLE>
<CAPTION>

			Year Ended 31 December		
Group Profit and Loss Account (after exceptional items)	1999 (pound)'000	2000 (pound)'000	2001 (pound)'000	2002 (pound)'000	2003 (pound)'000
<S>	<C>	<C>	<C>	<C>	<C>
Turnover (i)	401,552	686,977	905,687	1,027,258	1,166,318
Cost of sales					
Interconnect and network	(273,166)	(478,215)	(704,906)	(713,935)	(766,942)
Network depreciation	(50,439)	(88,689)	(236,764)	(720,009)	(204,417)
	(323,605)	(566,904)	(941,670)	(1,451,944)	(971,359)
Gross profit (loss)	77,947	120,073	(35,983)	(424,686)	194,959
Operating expenses					
Selling, general and administrative	(129,072)	(181,674)	(264,981)	(261,029)	(233,475)
Other depreciation and amortisation	(14,196)	(23,312)	(58,967)	(92,879)	(38,531)
	(143,268)	(204,986)	(323,948)	(353,908)	(272,006)
Operating loss	(65,321)	(84,913)	(359,931)	(778,594)	(77,047)
Other income (expense)					
Interest receivable	32,649	80,500	60,727	38,108	26,718
Gain on purchase of debt	--	--	58,774	101,668	7,589
Amounts written off investment in own shares	--	--	(2,757)	(409)	--
Interest payable and similar charges	(66,055)	(104,794)	(111,952)	(96,300)	(88,295)
Exchange gain (loss)	(2,534)	(7,653)	(5,230)	17,245	6,388
	(35,940)	(31,947)	(438)	60,312	(47,600)
Loss on ordinary activities before taxation	(101,261)	(116,860)	(360,369)	(718,282)	(124,647)
Taxation	--	--	--	--	--
Loss for period	(101,261)	(116,860)	(360,369)	(718,282)	(124,647)
Basic and diluted loss per share	(pound)(0.16)	(pound)(0.17)	(pound)(0.48)	(pound)(0.48)	(pound)(0.08)
Operating loss after exceptional items	(65,321)	(84,913)	(359,931)	(778,594)	(77,047)
Exceptional items:					
Interconnect and network	--	--	62,382	18,320	--
Network depreciation	--	--	73,371	508,000	--
Selling, general and administrative	--	--	27,870	18,934	(2,453)
Other depreciation and amortisation	--	--	11,955	43,000	--
Operating loss before exceptional items	(65,321)	(84,913)	(184,353)	(190,340)	(79,500)
Gross profit on infrastructure sales (i)	--	(18,990)	(1,414)	--	--
Operating loss before exceptional items	--	--	--	--	--
and infrastructure sales	(65,321)	(103,903)	(185,767)	(190,340)	(79,500)

```
                                        ============  ============  ============  ============  ============

EBITDA (ii)                                   (687)        8,098        24,638        71,548       163,448

                                        ============  ============  ============  ============  ============
```

<FN>

(i)   Turnover in 2001 includes infrastructure sales of (pound)3,829,000, (2000: (pound)46,212,000) which had associated cost of
        sales of (pound)2,415,000, (2000: (pound)27,222,000). There were no infrastructure sales in 2002 or 2003.

(ii)   (ii) EBITDA is defined as earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure
        sales, and exceptional items.

</FN>

</TABLE>

87

<PAGE>

Five Year Summary
<TABLE>
<CAPTION>

Group Balance Sheet	At 31 December				
	1999 (pound)'000	2000 (pound)'000	2001 (pound)'000	2002 (pound)'000	2003 (pound)'000
<S>	<C>	<C>	<C>	<C>	<C>
Fixed assets	723,594	1,328,408	1,816,109	1,389,654	1,353,973
Current assets	1,718,587	2,023,780	1,611,683	1,199,276	1,069,065
Total assets	2,442,181	3,352,188	3,427,792	2,588,930	2,423,038
Equity shareholders' funds	1,000,875	1,501,857	1,624,359	955,010	862,893
Creditors	1,441,306	1,850,331	1,742,027	1,546,552	1,497,285
Provisions for liabilities and charges	--	--	61,406	87,368	62,860
Total liabilities, capital and reserves	2,442,181	3,352,188	3,427,792	2,588,930	2,423,038

<CAPTION>

Operating Statistics (unaudited)	1999	2000	2001	2002	(pound)'000
<S>	<C>	<C>	<C>	<C>	<C>
Customers (at end of year)	4,264	7,388	11,386	15,523	19,565
Switched minutes for year (M)	7,837	15,758	20,248	20,040	21,897
Private wire VGEs (at end of year) ('000)	3,661	8,486	15,312	20,423	26,613
Headcount (at end of year)	2,494	4,012	5,345	4,684	3,866

</TABLE>

88

<PAGE>

Investor Information

Investor Information

Listings

Ordinary shares of COLT Telecom Group plc are traded on the London Stock
Exchange and, in the form of American Depositary Shares (ADSs), on the Nasdaq
National Market.

American Depositary Receipts

ADSs, each representing four ordinary shares, are traded on the Nasdaq National
Market under the symbol 'COLT'. ADSs are represented by American Depositary
Receipts (ADRs). The ADR programme is administered on behalf of the Company by
The Bank of New York, 101 Barclay Street, 22 W, New York, NY 10286. Telephone +1
212 815 2276

Reports to ADR Holders

ADR holders receive the annual reports issued to ordinary shareholders. COLT
Telecom Group plc will file with the Securities and Exchange Commission in the
United States its annual report on Form 20-F and other information as required.
A copy of the Form 20-F may be obtained by writing to: Investor Relations, COLT
Telecom Group plc, Beaufort House, 15 St. Botolph Street, London EC3A 7QN. or by
email to: jdoherty@colt-telecom.com

Solicitors

Slaughter & May, One Bunhill Row, London EC1Y 8YY

Registrars

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA Telephone:
+44 1903 502541

Annual General Meeting

The 2003 Annual General Meeting of COLT Telecom Group plc will be held at 10.30
am on 22 April 2004 at: The Capital Club, Abchurch Lane, London EC4 7BB

For Further Information

John Doherty, Director Corporate Communications
COLT Telecom Group plc, Beaufort House,
15 St. Botolph Street, London EC3A 7QN
Telephone: +44 20 7390 3681
Facsimile: +44 20 7390 3701
email: jdoherty@colt-telecom.com

Registered Number

```
COLT Telecom Group plc
Registered in England No. 3232904
```

89

<PAGE>

COLT's European Offices

[GRAPHIC OMITTED: Flag]
Austria
www.colt.at

Vienna
COLT Telecom Austria GmbH
Karntner Ring 12
1010 Vienna
MD: Alfred Pufitsch
Tel: +43 1 20 500 0
Fax: +43 1 20 500 199

[GRAPHIC OMITTED: Flag]
Belgium
www.colt-telecom.be

Brussels
COLT Telecom NV/SA
Zweefvliegtuigstraat 10
Rue du Planeur
B - 1130 Brussels
MD: Patrick Blockx
Tel: +32 2 790 16 16
Fax: +32 2 190 16 00

Antwerp
COLT Telecom NV/SA
Haifastraat 6
B 2030 Antwerp
MD: Patrick Blockx
Tel: +32 2 790 16 16
Fax: +32 2 190 16 00

[GRAPHIC OMITTED: Flag]
Denmark
www.colt-telecom.dk

Copenhagen
COLT Telecom A/S
Borgmester Christiansens Gade 55
2450 Copenhagen SV
MD: Jesper Weng
Tel: +45 70 21 23 30
Fax: +45 70 21 23 31

[GRAPHIC OMITTED: Flag]
France
www.colt-telecom.fr

```
Paris
COLT Telecommunications
France SAS
25 Rue de Chazelles
75489 Paris Cedex 17
MD South Region: Jean-Baptiste Gagliardi
Tel:      +33 1 70 99 55 00
Fax:      +33 1 70 99 56 06


Lyon
COLT Telecommunications
France SAS
11 Rue de Teinturiers
69003 Lyon
City Director: Frederic Panya-Lestonnat
Tel:      +33 4 26 84 79 00
Fax:      +33 4 26 84 79 01


Marseilles
COLT Telecommunications
France SAS
152 Avenue du Prado
13008 Marseilles
City Director: Frederic Panya-Lestonnat
Tel:      +33 4 88 91 45 00
Fax:      +33 4 88 91 45 01


[GRAPHIC OMITTED:  Flag]
Germany
www.colt.de

Frankfurt
COLT Telecom GmbH
Central Business Services
Herriotstra(beta)e 4
60528 Frankfurt
MD Central Region: Wolfang Essig
Tel:      +49 69 56606 0
Fax:      +49 69 56606 1000


Frankfurt
COLT Telecom GmbH
Herriotstra(beta)e 4
60528 Frankfurt
City Director: Wendelin Meyer-Molck
Tel:      +49 69 56 606 0
Fax:      +49 69 56 606 2222


Berlin
COLT Telecom GmbH
Uhlandstra(beta)e 181-183
10623 Berlin
```

MD: Bernd Huber
Tel: +49 30 88 4420
Fax: +49 30 88 442 100

Cologne
COLT Telecom GmbH
Magnusstra(beta)e 13
50672 Cologne
City Director: Friedhelm Dormbach
Tel: +49 221 27 380
Fax: +49 221 27 381 00

Dusseldorf
COLT Telecom GmbH
Uerdinger Stra(beta)e 90
40474 Dusseldorf
City Director: Friedhelm Dornbach
Tel: +49 211 478 430
Fax: +49 211 478 43100

Hamburg
COLT Telecom GmbH
Drehbahn 1
20354 Hamburg
MD: Bernd Huber
Tel: +49 40 350 670
Fax: +49 40 350 671 00

Hanover
COLT Telecom GmbH
Calenberger Esplanade 4
30169 Hanover
City Director: Karl-Heinz Ehmann
Tel: +49 511 123 530
Fax: +49 511 123 531 00

Munich
COLT Telecom GmbH
Von-der-Tann-Stra(beta)e 11
80539 Munich
MD: Norbert Scheller
Tel: +49 89 286 410
Fax: +49 89 286 41 100

Stuttgart
COLT Telecom GmbH
Kronenstra(beta)e 25
70174 Stuttgart
MD: Norbert Scheller
Tel: +49 711 222 530
Fax: +49 711 222 53100

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Italy

```
www.colt-telecom.it

Milan
COLT Telecom SpA
Viale E. Jenner 56
20159 Milan
MD:      Achille De Tommaso
City Director: Pier Paolo Lanati
Tel:     +39 02 30 333 1
Fax:     +39 02 30 333 700


Turin
COLT Telecom SpA
Environment Park
Via Livorno 60
10144 Turin
City Director: Davide Suppia
Tel:     +39 011 2300 1
Fax:     +39 011 2300 700


Rome
COLT Telecom SpA
Via Simone Martini 127
00142 Rome
City Director: Roberto Di Gaetano
Tel:     +39 06 51074 1
Fax:     +39 06 51074 700


90
```

<PAGE>

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Netherlands
www.colt-telecom.nl

Amsterdam
COLT Telecom BV
Van der Madeweg 12-14a
Postbus 94014
1090 GA Amsterdam
MD: Eric Seeboldt
Tel: +31 20 888 2020
Fax: +31 20 888 2010

Rotterdam
COLT Telecom BV
Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD: Eric Seeboldt
Tel: +31 10 799 3030
Fax: +31 10 799 3010

The Hague
COLT Telecom BV
C/O Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD: Eric Seeboldt
Tel: +31 10 799 3030
Fax: +31 10 799 3010

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Portugal
www.colt-telecom.pt

Lisbon
COLTEL - Servicos de Telecomunicacoes
Unipessoal Lda
Estrada da Outurela 118
Edificio B
2790-114 Carnaxide
MD: Adelino Santos
Tel: +351 21 120 00 00
Fax: +351 21 120 00 09

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Republic of Ireland
www.colt-telecom.ie

Dublin
COLT Telecom Ireland Limited

```
Unit 15-16
Docklands Innovation Park
East Wall Road
Dublin 3
Ireland
MD:      Gary Keogh
Tel:     +353 1436 5900
Fax:     +353 1436 5901


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Spain
www.colt-telecom.es

Madrid
COLT Telecom Espana SA
C/O Telemaco 5
28027 Madrid
MD:      Angel Rojo-Diez
Tel:     +34 91 789 9000
Fax:     +34 91 789 9099

Barcelona
COLT Telecom Espana SA
C/Acero 5-9
08038 Barcelona
MD:      Jose Ramon Santocildes
Tel:     +34 93 445 5000
Fax:     +34 93 445 5099

Valencia
COLT Telecom Espana SA
C/Espinosa, 8
46008 Valencia
City Director: Leopoldo Salinas
Tel:     +34 96 046 6000
Fax:     +34 96 046 6100


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Sweden
www.colt.se

Stockholm
COLT Telecom AB
Box 3458
Luntmakargatan 18
SE-103 69 Stockholm
Sweden
Nordic Regional Director: Pierre-Alain Graf
Tel:     +46 8 781 80 00
Fax:     +46 8 781 81 00


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```

Switzerland
www.colt.ch

Zurich
COLT Telecom AG
Murtschenstrasse 27
CH-8048 Zurich
MD: Roger Gehrig
Tel: +41 1 5 600 600
Fax: +41 1 5 600 610

Geneva
COLT Telecom AG
Rue de Montbrillant 40 bis
CH-1201 Geneva
City Director: Gerardo Spedaliero
Tel: +41 22 591 0 591
Fax: +41 22 591 0 585

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United Kingdom
www.colt.net

London
COLT Telecom Group plc
Beaufort House
15 St. Botolph Street
London EC3A 7QN
President & CEO: Steve Akin
Chief Financial Officer: Marina Wyatt
MD North Region: Simon Vye
MD Retail and Wholesale: Lakh Jemmett
MD Multinational Business: Bill Freeze
Director Product Management & Marketing: Paul David
Chief Operations Officer: Ken Starkey
MD Human Resources: Chris Woodman
Tel: +44 20 7390 3900
Fax: +44 20 7390 3901

www.colt-telecom.co.uk

London
COLT Telecommunications
Beaufort House
15 St. Botolph Street
London EC3A 7QN
MD: Simon Vye
Tel: +44 20 7390 3900
Fax: +44 20 7390 3901

Birmingham
COLT Telecommunications
4 Stephens Street
Newtown

```
Birmingham B6 4RG
Sales Manger: Ed Chapman
Tel:    +44 20 7947 1803
Fax:    +44 20 7947 1810


Manchester
COLT Telecommunications
John Dalton House
121 Deansgate
Manchester M3 2BX
Sales Manager: Simon Hindley
Tel:    +44 20 7390 3900
Fax:    +44 20 7390 3901
```